   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1998


                                                      REGISTRATION NO. 333-62299
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CONCUR TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7372                          91-1608052
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                              6222 185TH AVENUE NE
                           REDMOND, WASHINGTON 98052
                                 (425) 702-8808
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                S. STEVEN SINGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              6222 185TH AVENUE NE
                           REDMOND, WASHINGTON 98052
                                 (425) 702-8808
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            MATTHEW P. QUILTER, ESQ.                        THOMAS A. BEVILACQUA, ESQ.
              HORACE L. NASH, ESQ.                              CURTIS L. MO, ESQ.
            KRISTINA R. WILKEN, ESQ.                       PATRICIA MONTALVO TIMM, ESQ.
              KEVIN S. CHOU, ESQ.                        BROBECK, PHLEGER & HARRISON LLP
               FENWICK & WEST LLP                             TWO EMBARCADERO PLACE
              TWO PALO ALTO SQUARE                                2200 GENG ROAD
          PALO ALTO, CALIFORNIA 94306                      PALO ALTO, CALIFORNIA 94303
                 (650) 494-0600                                   (650) 424-0160

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE



-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM
TITLE OF SECURITIES               AMOUNT TO         OFFERING PRICE            AGGREGATE              AMOUNT OF
TO BE REGISTERED              BE REGISTERED(1)       PER SHARE(2)          OFFERING PRICE       REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------------------

Common Stock, $0.001 par
  value                           3,565,000             $11.50               $40,997,500              $12,027
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


---------------

(1) Includes 465,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.


(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.


(3) $10,915 of the Registration Fee was previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1998


                                      LOGO


                                3,100,000 SHARES


                                  COMMON STOCK


     Of the 3,100,000 shares of Common Stock offered hereby, 2,900,000 shares are being sold by Concur Technologies, Inc. ("Concur" or the "Company") and 200,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.50 and $11.50 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "CNQR."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION   TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                       UNDERWRITING
                                                       DISCOUNTS AND         PROCEEDS TO          PROCEEDS TO
                                 PRICE TO PUBLIC        COMMISSIONS          COMPANY(1)       SELLING STOCKHOLDERS
------------------------------------------------------------------------------------------------------------------
Per Share....................           $                    $                    $                    $
------------------------------------------------------------------------------------------------------------------
Total(2).....................           $                    $                    $                    $
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


(1) Before deducting expenses payable by the Company, estimated at $900,000.



(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 465,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $          , $          and $          ,
    respectively.

                            ------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the delivery of such shares will be made through the offices of BancBoston Robertson Stephens Inc., San Francisco,
California, on or about             , 1998.

BANCBOSTON ROBERTSON STEPHENS

                                HAMBRECHT & QUIST

                                                              PIPER JAFFRAY INC.
               THE DATE OF THIS PROSPECTUS IS             , 1998

Concur, Concur Technologies, Xpense Management Solution, XMS, CompanyStore, Employee Desktop, and the Company's logo are trademarks of the Company. QuickXpense(R) is a registered trademark of the Company. Trade names, service marks or trademarks of other companies appearing in this Prospectus are the property of their respective holders.


CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, by any Selling Stockholder or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, or an offer to, or the solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

     UNTIL                     , 1998 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THE OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    7
Use of Proceeds.............................................   21
Dividend Policy.............................................   21
Capitalization..............................................   22
Dilution....................................................   23
Selected Consolidated Financial Data........................   24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   38
Management..................................................   54
Certain Transactions........................................   65
Principal and Selling Stockholders..........................   68
Description of Capital Stock................................   71
Shares Eligible for Future Sale.............................   74
Underwriting................................................   76
Legal Matters...............................................   77
Experts.....................................................   77
Additional Information......................................   78
Index to Financial Statements...............................  F-1


     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by its independent auditors. Quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year will be available upon request.


     The Company was incorporated in Washington in August 1993 under the name Moorea Software Corporation and commenced operations in 1994. The Company changed its name to Portable Software Corporation in 1994 and to Concur Technologies, Inc. in 1998, and is expected to be reincorporated in Delaware in November 1998. Unless the context otherwise requires, references in this Prospectus to "Concur," "Concur Technologies" and the "Company" refer to Concur Technologies, Inc., a Delaware corporation, its predecessors, 7Software, Inc., its wholly-owned California subsidiary, Concur Technologies (UK) Ltd., its wholly-owned subsidiary located in the United Kingdom, and Concur Technologies Pty. Limited, its wholly-owned subsidiary located in Australia, collectively. The Company's principal executive offices are located at 6222 185th Avenue NE, Redmond, Washington 98052 and its telephone number is (425) 702-8808. Information contained on the Company's Web site does not constitute a prospectus or part of this Prospectus.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY


     Concur is a leading provider of Intranet-based employee-facing applications that extend automation to employees throughout the enterprise and to partners, vendors and service providers in the extended enterprise. The Company's Xpense Management Solution ("XMS") and CompanyStore products automate the preparation, approval, processing and data analysis of travel and entertainment ("T&E") expense reports and front-office procurement requisitions. Concur believes it is the leading provider of T&E expense management solutions, based on a combination of the number of customers it serves and the features its solutions provide. Since the introduction of XMS in 1996, the Company has licensed its products to over 150 enterprise customers for use by over 800,000 end users. Through its June 1998 acquisition of 7Software, Inc., the Company added the CompanyStore front-office procurement application to its product suite. By automating manual, paper-based processes, the Company's products reduce processing costs and enable customers to consolidate purchases with preferred vendors and negotiate vendor discounts.


     In response to increasingly competitive conditions worldwide, businesses are seeking cost savings and productivity gains by using enterprise applications to automate business processes. While these applications have traditionally targeted discrete functional or department level business processes involving relatively few employees, businesses are now seeking similar applications for "employee-facing" business processes including T&E expense management, front-office procurement, human resources self-service, time and billing, and facilities management. The emergence of the Internet and corporate Intranets has made it possible to deploy applications that reach all employees in the enterprise and connect the enterprise to corporate partners, vendors and service providers. In addition, in contrast to traditional client-server applications, Intranet-based applications can be deployed rapidly throughout the enterprise and on a cost-effective basis.


     Customers employing the Company's products can realize significant operating cost savings through reduced processing costs, consolidated purchases with preferred vendors and negotiated vendor discounts. Based on the results of the 1997 American Express T&E Management Process Study, businesses using best-in-class automation that process 1,000 to 5,000 T&E expense reports per month can achieve savings from $300,000 to $1.5 million per year in processing costs alone. After conducting case studies and surveys of its customers, American Express Company ("American Express") concluded that, factoring in costs such as employee time required to complete expense reports, management approvals and administrative processing of expense reports, corporations on average spend $36 per T&E expense report processed, but can reduce such costs to as little as $8 through best-in-class automation. The Company believes its customers can achieve these cost savings rapidly because the products are designed to minimize burdens on IT professionals and to maximize employees' ease of use. Because the Company's Intranet-based products are designed to deploy rapidly, scale enterprise-wide and integrate easily with an organization's existing IT infrastructure, a customer's IT personnel can deliver and support solutions quickly and cost-effectively. For example, one Concur customer deployed XMS to over 25,000 employees within 90 days after the customer began its rollout, and has since deployed XMS to a total of over 50,000 employees. Employees readily adopt the Company's solutions because they are easy to use, reduce time spent preparing expense reports and supply requisitions, and accelerate reimbursement and fulfillment process cycles. The Company believes that as a result of the substantial potential savings from processing cost reductions and vendor management, and the emergence of Intranet technologies, strong demand exists for employee-facing applications.


     Concur's objective is to be the leading provider of Intranet-based employee-facing applications. In order to meet this goal, the Company's strategy is to extend and leverage its leadership in T&E expense management and front-office procurement applications, expand and integrate its product suite, enhance the functionality of its products, increase its international presence, develop new relationships with strategic third-parties, and offer its solutions as an outsourced enterprise service provider.


     The Company sells its products primarily through its direct sales organization and has developed a number of strategic referral relationships such as its relationship with American Express. Under this relationship, American Express can refer corporate charge card customers that seek a T&E expense management solution to Concur. In August 1998, a subsidiary of American Express completed a minority equity investment in the Company, as a result of which American Express became an affiliate of the Company.



     In addition to its Intranet-based product lines in T&E expense management and front-office procurement, the Company offers a client-server based T&E expense management solution for those clients who lack an Intranet infrastructure. Given the broad applicability of its products, Concur has licensed its applications to numerous customers in a wide range of industries. The Company's customers include AT&T, American Airlines, Anheuser-Busch, Case Corporation, Computer Sciences Corporation, DuPont, Eastman Kodak, Exxon, Gillette, Guardian Industries, Hewlett-Packard, J.C. Penney, Lehman Brothers, Levi Strauss, Lucent Technologies, Monsanto, The New York Times, Northrop Grumman, Pfizer, Pharmacia & Upjohn, Seagate Technology, Solutia, Sprint, Texaco, Texas Instruments and Visio.



RECENT DEVELOPMENT



     The Company recently entered into a non-binding letter of intent, and is presently negotiating a definitive agreement, regarding a strategic marketing and referral arrangement with ADP, Inc., a subsidiary of Automatic Data Processing, Inc. ("ADP"). Under the proposed arrangement, ADP and the Company plan to jointly market Concur's products to ADP customers and ADP will refer potential customers for T&E expense reporting products and services exclusively to Concur. The Company has agreed to pay ADP a referral fee for ADP customers and leads who become the Company's customers. In addition, the Company intends to acquire the rights to certain ADP technology. Russell P. Fradin, ADP's Group President, Employer Services, has agreed to serve as a member of the Company's Board of Directors.

                                  THE OFFERING

Common Stock offered by the Company.........    2,900,000 shares


Common Stock offered by the Selling
Stockholders................................    200,000 shares


Common Stock to be outstanding after the
Offering(1).................................    16,245,412 shares


Use of Proceeds.............................    For working capital and general
                                                corporate purposes. The Company
                                                intends to use approximately
                                                $11.0 million for increased
                                                sales and marketing expenditures
                                                and $5.0 million each for
                                                increased research and
                                                development and for professional
                                                services expenditures. See "Use
                                                of Proceeds."

Proposed Nasdaq National Market Symbol......    CNQR

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                         YEAR ENDED SEPTEMBER 30,
                                                              -----------------------------------------------
                                                               1994     1995      1996      1997       1998
                                                              ------   -------   -------   -------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues, net.............................................  $   --   $ 2,128   $ 1,959   $ 8,270   $ 17,159
  Loss from operations(2)...................................    (602)   (2,895)   (4,958)   (5,505)   (17,760)
  Net loss..................................................    (602)   (2,890)   (4,953)   (5,524)   (18,074)
  Pro forma basic and diluted net loss per share(3).........                                         $  (1.58)
  Shares used in calculation of pro forma basic and diluted
    net loss per share(3)...................................                                           11,419



                                                                          SEPTEMBER 30, 1998
                                                              ------------------------------------------
                                                               ACTUAL     PRO FORMA(4)    AS ADJUSTED(5)
                                                              --------    ------------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $  8,474      $ 8,474          $35,892
  Total assets..............................................    25,031       25,031           52,449
  Long-term obligations, net of current portion.............     8,092        8,092            8,092
  Redeemable convertible preferred stock and warrants.......    30,129           --               --
  Total stockholders' equity (deficit)......................   (26,219)       3,910           31,328


---------------

(1) Based on shares outstanding as of October 31, 1998. Does not include: (i) 1,432,715 shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's 1994 Stock Option Plan with a weighted average per share exercise price of $1.10; (ii) 349,851 shares of Common Stock available for future grant as of October 31, 1998 under the 1994 Stock Option Plan; (iii) 110,306 shares of Common Stock issuable upon exercise of outstanding options granted under the 1997 Stock Option Plan of 7Software, Inc. ("7Software") assumed by the Company in connection with the Company's June 1998 acquisition of 7Software, with a weighted average per share exercise price of $0.025; (iv) 2,287,453 shares of Common Stock issuable upon the exercise of outstanding warrants to purchase shares of preferred stock; and (v) 3,800,000 shares of Common Stock reserved immediately after the Offering for future grant or issuance under the Company's 1998 Equity Incentive Plan, 1998 Directors Stock Option Plan and 1998 Employee Stock Purchase Plan. See "Management--Employee Benefit Plans" and Notes 3, 9, 11 and 17 of Notes to Consolidated Financial Statements.


(2) In June 1998, the Company acquired 7Software, resulting in a charge for acquired in-process technology. See Note 3 of Notes to Consolidated Financial Statements. The Financial Statements of 7Software are included elsewhere herein.

(3) See Note 13 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share.


(4) Pro forma to give effect to (i) the conversion of all outstanding shares of preferred stock into 10,213,553 shares of Common Stock and (ii) the conversion of all outstanding warrants to purchase preferred stock into warrants to purchase 2,329,578 shares of Common Stock.



(5) Pro forma amounts as adjusted to reflect: (i) the sale of the 2,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price per share of $10.50 and the receipt of the net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and offering expenses; and (ii) the net exercise of warrants to purchase 31,900 shares of Common Stock with an average exercise price of $2.55 per share, based on an assumed initial public offering price per share of $10.50. See "Capitalization," "Use of Proceeds" and "Certain Transactions."

                            ------------------------


     Unless otherwise indicated or the context otherwise requires, all information in this Prospectus (i) reflects the conversion of all outstanding shares of preferred stock of the Company into shares of Common Stock upon the consummation of the Offering, (ii) assumes that the Underwriters' over-allotment option will not be exercised, and (iii) gives effect to the Company's reincorporation in Delaware and a 1-for-2.5 reverse split of its Common Stock, which will occur prior to the completion of the Offering.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

LIMITED OPERATING HISTORY; FUTURE OPERATING RESULTS UNCERTAIN; HISTORY OF LOSSES


     An investment in the Company should be viewed in light of the risks and uncertainties inherent in a software company in the early stages of development, particularly in light of the evolving and highly competitive market in which the Company operates. Concur was incorporated in 1993 and has incurred net losses in each quarter since its incorporation. The Company shipped its first product in fiscal 1995, and since fiscal 1997 has derived substantially all of its revenues from licenses of XMS -- the Company's T&E expense management product -- and related services. To compete effectively, the Company believes that it will be necessary to devote substantial resources to expanding its sales and marketing, professional services and research and development organizations and that it will make significant investments in these areas without assurance of any related income. For example, the Company's professional services organization is newly established, and has been unprofitable since it was organized, and there can be no assurance that it will ever become profitable. Further, there can be no assurance that any of the Company's business strategies will be successful or that the Company's revenues will increase in future periods, or that the Company will become or remain profitable on a quarterly or annual basis in the future. The Company incurred net losses of $5.0 million, $5.5 million and $18.1 million for fiscal 1996, 1997 and 1998, respectively. As of September 30, 1998, the Company had an accumulated deficit of $32.0 million. The Company anticipates that it will incur net losses for the foreseeable future. Although the Company had substantial net operating loss carryforwards as of September 30, 1998, the Internal Revenue Code (the "Code"), contains provisions that may limit the use in any future period of net operating loss carryforwards upon the occurrence of certain events, including a significant change in ownership interests. See "--Unpredictable Fluctuations and Seasonal Patterns in Quarterly Results," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."


UNPREDICTABLE FLUCTUATIONS AND SEASONAL PATTERNS IN QUARTERLY RESULTS


     The Company's quarterly operating results have fluctuated significantly in the past, and will continue to fluctuate in the future, as a result of a number of factors, many of which are outside the Company's control. Many of these factors are listed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations." In addition, the Company's software products are typically shipped when orders are received, and consequently, license backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's expected license revenues. As a result, license revenues in any quarter are difficult to forecast because they are substantially dependent on orders booked and shipped in that quarter. Moreover, the Company typically recognizes a substantial amount of its revenues in the last month of the quarter, frequently in the last week or even days of the quarter. Since the Company's expenses are generally relatively fixed in the near term, any shortfall from anticipated revenues or any delay in the recognition of revenues could result in significant variations in operating results from quarter to quarter. Quarterly license revenues are also difficult to forecast because the Company's sales cycle, from initial evaluation to delivery of software, is generally lengthy and varies substantially from customer to customer. If revenues fall below the Company's expectations in a particular quarter, the Company's business, results of operations and financial condition would be materially adversely affected. See "--Lengthy Sales Cycle."


     The Company has experienced, and expects to continue to experience, a high degree of seasonality, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations." Concur's products involve relatively large expenditures by enterprise customers, and XMS tends to be more expensive than competing applications. In addition, the purchase of the Company's products is typically a discretionary matter for such customers and from time to time customers' priorities may shift. For example, the Company may experience reduced sales of its products as potential customers put a priority on correcting Year 2000 problems associated with their other systems, or defer purchases of software products until after 2000. Accordingly, demand for the Company's products may be particularly volatile and unpredictable.



     Based on the foregoing and the risks identified herein, the Company believes that its future revenues, expenses and operating results are likely to vary significantly from quarter to quarter. In particular, as the Company expands its sales force, professional services personnel and research and development staff, operating expenses will continue to rise. As a result, quarter-to-quarter comparisons of operating results are not necessarily meaningful or indicative of future performance. Further, the Company believes it is likely that in some future quarter or quarters the Company's operating results will not meet or exceed the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail, or are perceived to prevail, with respect to the Company's business or generally, the market price of the Company's Common Stock would be materially adversely affected. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."


EMERGING MARKET FOR EMPLOYEE-FACING APPLICATIONS; MARKET ACCEPTANCE


     The market for employee-facing applications is newly emerging. Enterprises have historically performed the processes addressed by employee-facing applications themselves, whether through manual processes or internally-developed development applications. Accordingly, the Company's future success will depend upon, among other factors, the extent to which companies adopt third-party employee-facing applications, particularly T&E expense management and front-office procurement solutions, and the extent to which companies purchase products or utilize the services of third-party providers, such as the Company, for such solutions. In addition, companies that have already invested substantial resources in other methods of automating enterprise processes may be reluctant to adopt a new strategy that may limit or compete with their existing investments. Even if companies implement employee-facing applications, they may still choose to design, develop or manage all or part of their process automation internally. There can be no assurance that the use of employee-facing applications will increase significantly in the future or that the Company's products or services will achieve commercial success. Any failure of employee-facing applications, and in particular T&E expense management and front-office procurement applications, to gain market acceptance would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."


PRODUCT CONCENTRATION

     Since 1997, the Company has generated substantially all of its revenues from licenses and services related to XMS, and the Company believes that such revenues will continue to account for a substantial majority of its revenues for the foreseeable future. The Company's future financial performance will depend, in significant part, upon the successful development, introduction and customer acceptance of new and enhanced versions of XMS, and of CompanyStore and any new products or services that the Company may develop or acquire. There can be no assurance that the Company will be successful in upgrading and continuing to market XMS or CompanyStore, or that any new products or services the Company may develop or acquire will achieve market acceptance. Any such lack of success or failure to achieve market acceptance could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH EXPANSION INTO NEW MARKET

     The Company recently added the CompanyStore front-office procurement application to its product line. This initial version of CompanyStore has been licensed to only two customers. The Company's future revenue growth is substantially dependent upon current development efforts to integrate this recently acquired technology with the Company's current technology platform, market acceptance of CompanyStore, and the Company's ability to license CompanyStore to new customers and its existing base of XMS customers.

Potential and existing customers may not purchase CompanyStore for a number of reasons, including: an absence of required or desired functionality; the costs of and time required for implementation; the failure of CompanyStore to be competitive with other front-office procurement applications; possible software defects; a customer's lack of the necessary hardware, software or Intranet infrastructure; and any failure by the Company or its products to meet customer expectations for other reasons. In addition, the Company plans to target its existing and potential XMS customers as potential customers for the enhanced version of CompanyStore that is currently under development, but there can be no assurance that such customers will purchase CompanyStore. Further, the Company must overcome certain significant obstacles in its expansion into the front-office procurement automation market, including: competitors that have more experience and better name recognition than the Company; the limited experience of the Company's sales and consulting personnel in the front-office procurement automation market; and the Company's limited existing reference accounts in the front-office procurement automation market. If, for any reason, the Company is unable to complete the development efforts necessary to integrate the recently acquired CompanyStore technology with its technology platform and to market CompanyStore successfully, such failure would have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, if the Company fails to meet the expectations of market analysts or investors with regard to sales of CompanyStore, the market price of its Common Stock would be materially adversely affected. See "--Risks Associated with Unproven Enterprise Service Provider Model," "--Risks Associated with the Internet," "--No Prior Public Market for Common Stock; Possible Volatility of Stock Price" and "Business--Competition."


RISKS ASSOCIATED WITH NEW PRODUCTS AND NEW VERSIONS OF EXISTING PRODUCTS

     The Company expects to add new employee-facing applications to its product suite by acquisition or internal development. The Company has in the past experienced delays in the planned release dates of new software products and upgrades, and has discovered software defects in new products after their introduction. There can be no assurance that new products or upgrades will be released according to schedule, or that when released they will not contain defects. Either of these situations could result in adverse publicity, loss of revenues, delay in market acceptance or claims by customers brought against the Company, all of which could have a material adverse effect on the Company's business, results of operations and financial condition. If the Company is unable to develop, license or acquire new software products or enhancements to existing products on a timely and cost-effective basis, or if such new products or enhancements do not achieve market acceptance, the Company's business, results of operations and financial condition will be materially adversely affected.

RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE

     The market for the Company's products is characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. As a result, the Company's future success will depend, in significant part, upon its ability to develop and introduce new products and to enhance existing products to keep pace with technological developments, satisfy customer requirements and achieve market acceptance. There can be no assurance that the Company will successfully identify new product opportunities, develop or bring to market new products, or adopt or incorporate new technologies in a timely and cost-effective manner. Nor can there be any assurance that products, capabilities or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive or shorten the life cycles of the Company's products. See "Business--Competition" and "--Product Development."

RISKS ASSOCIATED WITH UNPROVEN ENTERPRISE SERVICE PROVIDER MODEL

     In addition to licensing its software, the Company plans to offer its solutions as an Internet-based enterprise service provider ("ESP"), pricing its solutions on a per-transaction basis, to companies seeking to outsource their employee-facing business applications. This business model is unproven and represents a significant departure from the strategies traditionally employed by enterprise software vendors and the Company. The Company has no experience selling products or services as an ESP, and any such ESP business may significantly divert Company revenues and management time and attention from its existing business. The Company may at any time discontinue its plans to provide products or services as an ESP. In connection with its planned ESP business model, the Company will engage, for an indeterminate period, third-party service providers to perform many of the services related to such business as independent contractors, and will be responsible for monitoring their performance. The Company has not outsourced any of its services or other important business functions in the past, and there can be no assurance that independent contractors will perform those services adequately. In the event that any service provider provides inadequate support or service to the Company's customers, the Company's reputation could be seriously damaged. In addition, the Company plans to use resellers to market its ESP products; the Company has no experience utilizing resellers and there can be no assurance it will be successful doing so in connection with its ESP products. There can be no assurance that the Company's ESP strategy will be implemented effectively, or, even if it is implemented effectively, that it will not have a material adverse effect on the Company's business, results of operations and financial condition. If customers determine that the Company's products are not scalable, do not provide adequate security for the dissemination of information over the Internet, or are otherwise inadequate for Internet-based use, or if for any other reason customers fail to accept the Company's products for use on the Internet or on a per-transaction basis, the Company's business, results of operations and financial condition will be materially adversely affected. In particular, as an outsourced ESP provider, the Company will regularly receive large amounts of confidential information (including credit card, travel booking and other financial and accounting data) and, particularly in light of the Company's lack of experience administering this information as an ESP, there can be no assurance that this information will not be subject to computer break-ins and other disruptions that jeopardize the security of information for which the Company is responsible. Even if the Company's strategy of offering its products to customers over the Internet is successful, certain customers or potential customers that would otherwise acquire software and services through the Company's licensing arrangements may elect to utilize the Company's applications through the Internet-based ESP. Any such shift in potential license revenues to the ESP model, which is an unproven and potentially less profitable or unprofitable business model, could have a material adverse effect on the Company's business, results of operations and financial condition. See "--Risks of Software Defects or Security Breaches," "--Product Liability Risks" and "Business--Products and Technology."


RISKS ASSOCIATED WITH THE INTERNET

     The success of the Company's products will depend, in large part, on the continued broad acceptance of the Internet itself as a viable commercial marketplace. It is difficult to predict with any assurance whether the Internet will continue to be considered a viable commercial marketplace or whether the demand for Internet-related products and services will increase or decrease in the future. The Internet may cease to be considered a viable commercial marketplace for several reasons, including potentially inadequate development of necessary infrastructure as use of the Internet grows, such as a reliable network backbone with the necessary speed, data capability and security, or failure of enabling technologies to be developed in a timely manner. There can be no assurance that the Internet infrastructure will be able to support the demands placed on it by growth in use and bandwidth requirements of users. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, data corruption, cost, ease of use, accessibility and quality of service) remain unresolved and may negatively affect commerce and communication on the Internet. Changes in, or insufficient availability of, telecommunications services to support the Internet could also result in slower response times and could adversely affect the use of the Internet generally. If critical issues concerning the commercial use of the Internet are not favorably resolved, if the necessary infrastructure and complementary products are not developed on a timely basis, or if use of the Internet experiences a significant decline, the Company's business, results of operations and financial condition will be materially and adversely affected.

LIMITED EXPERIENCE WITH LARGE-SCALE DEPLOYMENT


     Although the Company believes that XMS and CompanyStore can accommodate thousands of users, to date a limited number of customers have deployed XMS, and no customer has deployed CompanyStore, on such a large scale. If the Company's customers cannot successfully implement large-scale deployments, or they determine for any other reason that the Company's products cannot accommodate large-scale deployments or that such products are not appropriate for such widespread use, the Company's business, results of operations and financial condition would be materially adversely affected.


MANAGEMENT OF GROWTH


     The Company's historical growth has placed, and any further growth is likely to continue to place, a significant strain on the Company's managerial, operational, financial and other resources. The Company has grown from 65 full-time employees as of September 30, 1996 to 231 full-time employees as of October 31, 1998. The Company's future success will depend, in part, upon the ability of its senior management to manage growth effectively. This will require the Company to implement additional management information systems, to develop further its operating, administrative, financial and accounting systems and controls, to hire additional personnel, to develop additional levels of management within the Company, to locate additional office space in the United States and internationally, and to maintain close coordination among its development, accounting, finance, marketing, sales, customer support and professional services organizations. In particular, the Company expects to need additional office space as soon as the second half of calendar 1999. The real estate market in the Seattle area, where the Company's headquarters is located, is extremely competitive, and the Company may find it difficult to locate suitable space on terms acceptable to the Company. In addition, each customer for the Company's products generally purchases consulting and implementation services in connection with licenses of those products. The Company believes that it is currently the only provider of such services for its products. It is difficult and expensive to recruit, train and retain qualified personnel to perform such services, and the Company may from time to time have inadequate levels of staffing to perform required services. As a result, the Company's growth could be limited due to its lack of capacity to provide such services, or the Company could experience deterioration in service levels or decreased customer satisfaction, any of which would have a material adverse effect on the Company's business, results of operations and financial condition. The failure of the Company to manage its historic and future growth successfully would have a material adverse effect on the Company's business, results of operations and financial condition. See "--Risks Associated with Acquisitions Generally," "--Need to Attract and Retain Qualified Personnel," "Management's Discussion and Analysis of Financial Condition and Results of Operations."


COMPETITION

     The market for the Company's products is intensely competitive and rapidly changing. The Company's primary sources of direct competition come from independent software vendors of T&E expense management and front-office procurement applications, and enterprise resource planning ("ERP") providers that have or may be developing T&E expense management and front-office procurement products. The Company also faces indirect competition from potential customers' internal development efforts and from potential customers' reluctance to move away from existing paper-based systems. See "Business--Competition."

NEED TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS


     An important business strategy of the Company is to enter into strategic relationships to offer products and services to a larger customer base than can be reached through direct sales, telesales and internal marketing efforts. The Company has established a significant strategic marketing relationship with American Express and its subsidiary, American Express Travel Related Services Company, Inc. ("TRS"), under which American Express can refer to the Company (on a non-exclusive basis) their corporate charge card customers that seek a T&E expense management solution, and TRS will market a co-branded ESP version of XMS containing special features. Since entering into this relationship, a significant number of the Company's new sales have come through referrals from American Express. In August 1998, TRS purchased 645,161 shares of the Company's

Series E Preferred Stock and a warrant to purchase additional shares of Series E Preferred Stock. The Company also has established other strategic referral relationships. The Company recently entered into a non-binding letter of intent, and is presently negotiating a definitive agreement, regarding a strategic marketing and referral agreement with ADP, Inc., a subsidiary of ADP. There can be no assurance that the Company will be able finalize its arrangements with ADP, to enter into additional strategic relationships or to maintain its strategic relationships on commercially reasonable terms, if at all. If the Company were unable to maintain its existing strategic relationships or enter into additional strategic relationships, it would be required to devote substantially more resources to the distribution, sale and marketing of its products and services than it plans to do and would not receive the customer introductions and co-marketing benefits that it anticipates receiving from such strategic relationships. As a result of the Company's emphasis on strategic relationships, the Company's success will depend both on the ultimate success of the other parties to such relationships and on the ability of these parties to market the Company's products and services successfully. Failure of one or more of the entities with which the Company has a strategic relationship to promote the Company's products or services could have a material adverse effect on the Company's business, results of operations and financial condition. See "Summary--Recent Development" and "Certain Transactions."



     The Company's existing strategic relationships generally do not, and any future strategic relationships may not, afford the Company any exclusive marketing or distribution rights. Many of the Company's strategic partners have multiple strategic relationships, and there can be no assurance that the Company's strategic partners regard their relationships with the Company as significant for their own businesses or that they will regard it as significant in the future. In addition, there can be no assurance that such parties will not pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with the Company's products or services either on their own or in collaboration with others, including the Company's competitors. Further, the Company's existing strategic relationships may interfere with its ability to enter into other desirable strategic relationships. Any future inability of the Company to maintain its strategic relationships or to enter into additional strategic relationships will have a material adverse effect on the Company's business, results of operations and financial condition. See "--Competition," "Business--Strategy," "--Sales" and "--Marketing."


RISKS ASSOCIATED WITH 7SOFTWARE ACQUISITION


     In June 1998, the Company acquired 7Software, a privately-held front-office procurement software development company and the developer of CompanyStore. The Company is currently in the process of integrating the 7Software business with the Company's business, including product development efforts focused on integrating CompanyStore with XMS in a suite of employee-facing applications. Such integration is subject to risk of loss of key personnel of the acquired company, difficulties associated with assimilating the personnel and operations of the acquired company, potential disruption of the Company's ongoing business, and the ability of the Company's sales force, consultants and development staff to adapt to the new product line. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with its acquisition of 7Software.


RISKS ASSOCIATED WITH ACQUISITIONS GENERALLY


     In order to remain competitive, the Company may find it necessary to acquire additional businesses, products or technologies that could complement or expand the Company's business. In the event that the Company identifies an appropriate acquisition candidate, there can be no assurance that the Company would be able to negotiate the terms of any such acquisition successfully, finance such acquisition, or integrate such acquired business, products or technologies into the Company's existing business and operations. The Company has completed only one acquisition to date, the acquisition of 7Software. There can be no assurance that the Company will be able to manage or absorb any future acquisitions successfully, particularly acquisitions of companies larger than 7Software or publicly held companies. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, would cause significant diversions of management time and resources. There can be no assurance that a given acquisition, whether or not consummated, will not materially adversely affect the Company's business, results of operations and financial condition. If the Company were to proceed with one or more significant acquisitions in which the consideration included cash, the Company could be required to use a substantial portion of the Company's available cash (including proceeds of the Offering) to consummate any such acquisition. If the Company consummates one or more significant acquisitions in which the consideration consists of stock or other securities, stockholders of the Company could suffer significant dilution of their interests in the Company. See "--Management of Growth," "-- Broad Discretion Over Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LENGTHY SALES CYCLE

     Sales of the Company's software products generally require the Company to engage in a lengthy sales effort. Because of the costs involved, customers for enterprise products such as the Company's typically commit significant resources to an evaluation of available software applications and require the Company to expend substantial time, effort and money educating them about the value of the Company's products and services. The Company's sales cycle typically ranges between six and nine months. Sales of the Company's products require an extensive sales effort throughout a customer's organization because decisions to license and deploy such software generally involve the evaluation of the software by a significant number of employees in various functional areas, each often having specific and conflicting requirements. A variety of factors, including many over which the Company has little or no control, such as customers' investments in Year 2000 systems compliance, may cause potential customers to favor competing products or to delay or forego a purchase. As a result of the length of its sales cycle, the Company has a limited ability to forecast the timing and amount of specific sales. The delay or failure to complete one or more sales in a particular quarter or fiscal year could have a material adverse effect on the Company's business, results of operations and financial condition and could cause the Company's operating results to vary significantly from quarter to quarter. See "--Unpredictable Fluctuations and Seasonal Patterns in Quarterly Results" and "--Year 2000 Compliance."

DEPENDENCE ON KEY EMPLOYEES

     The Company's success depends on the performance of the Company's senior management, particularly S. Steven Singh, who is not bound by an employment agreement. Although the Company maintains key person life insurance on Mr. Singh in the amount of $1 million, the loss of the services of Mr. Singh would have a material adverse effect on the Company's business, results of operations and financial condition. If one or more members of the Company's senior management or any of the Company's key employees were to resign from the Company, particularly to join a competitor or to form a competitor of the Company, the loss of such personnel and any resulting loss of existing or potential customers to any such competitor would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, there can be no assurance that, in such an event, the Company would be able to recruit personnel to replace such senior management on terms that are acceptable to the Company. In the event of the loss of any key personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices, procedures or customer lists by a former employee or that such disclosure or use would not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition," "--Employees" and "Management."

NEED TO ATTRACT AND RETAIN QUALIFIED PERSONNEL

     The Company's success depends to a significant degree on its ability to attract and retain qualified, experienced employees. There is currently, and the Company expects there will continue to be, substantial competition for experienced engineering, sales and consulting personnel, particularly in the market segments in which the Company competes. Many of the companies with which the Company competes for experienced personnel have greater financial and other resources than the Company. In particular, the Company competes for product development personnel with Microsoft Corporation, which is located in the same geographic area as the Company's headquarters and which hires significant numbers of software engineers each year. The Company also competes for personnel with major ERP and other independent software vendors that hire substantial numbers of sales and consulting personnel, and with consulting and professional services companies (such as Andersen Consulting and other systems integration and consulting divisions of major accounting firms), which recruit a significant portion of the pool of available and qualified consulting personnel. In addition, customers for the Company's products generally purchase consulting and implementation services in connection with licenses of those products. While the Company has recently established relationships with certain third-party providers of these consulting and implementation services, Concur continues to be the primary provider of such services for its products. It is difficult and expensive to recruit, train and retain qualified personnel to perform such services, and the Company may from time to time have inadequate levels of staffing to perform such services. As a result, the Company's growth could be limited due to its lack of capacity to provide such services, or the Company could experience deterioration in service levels or decreased customer satisfaction, any of which would have a material adverse effect on the Company's business, results of operations and financial condition. The Company may in the future experience difficulty in recruiting and retaining sufficient numbers of qualified individuals to meet its needs, and the costs associated with such hirings, such as bonuses and recruiting expenses, may have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Employees."


DEPENDENCE ON DIRECT SALES MODEL


     The Company has sold, and intends to continue to sell, its products primarily through its direct sales force. The Company's financial success will depend in large part on the ability of the Company's direct sales force to increase sales to levels necessary to attain and sustain profitability. As a consequence of this strategy, the Company's ability to achieve significant revenue growth in the future will depend in large part on its success in recruiting, training and retaining additional direct sales personnel and on the continued success of the direct sales force. The Company believes that there is a shortage of, and significant competition for, direct sales personnel with the advanced sales skills and technical knowledge necessary to sell the Company's products. The Company's inability to hire competent sales personnel, or its failure to retain them, would have a material adverse effect on the Company's business, results of operations and financial condition. See "--Dependence on Key Employees" and "--Need to Attract and Retain Qualified Personnel."


     In addition, by relying primarily on a direct sales model, the Company may miss sales opportunities that might be available through other sales distribution channels, such as domestic and international resellers and value-added resellers. In the future, the Company intends to develop indirect distribution channels through third-party distribution arrangements, but there can be no assurance that the Company will be successful in establishing such arrangements, or that any such expansion of the Company's indirect distribution channels will result in increased revenues. The failure to develop such indirect channels may place the Company at a significant competitive disadvantage. See "Business--Competition" and "--Sales."


     The Company plans to use resellers to market its ESP products; the Company has no experience utilizing resellers and there can be no assurance it will be successful doing so in connection with its ESP products.


DEPENDENCE ON SERVICE REVENUES


     The Company licenses software and provides related consulting, customer support and training services. The Company's total revenues have increased from year to year, and service revenues have increased each year as a percentage of total revenues. Service revenues represented 12.4%, 23.3% and 31.8% of total revenues for fiscal 1996, 1997 and 1998, respectively. Maintenance constitutes a significant proportion of service revenues. The Company anticipates that service revenues will continue to represent a significant percentage of total revenues. To a large extent, the level of service revenues is dependent upon the ongoing renewals of customer support contracts by the Company's growing installed customer base, and there can be no assurance that such customer support contracts will be renewed. In addition, if third-party organizations such as systems integrators become proficient in installing or servicing the Company's products, consulting revenues as a percentage of total revenues could decline. If service revenues are lower than anticipated, the Company's business, results of operations and financial condition could be materially adversely affected. The Company's ability to increase its service revenues will depend in large part on its ability to increase the scale of its services organization, including its ability to successfully recruit and train a sufficient number of qualified services personnel. There can be no assurance that the Company will be able to successfully expand its professional services organization in this way. See "--Management of Growth," "--Dependence on Key Employees," "--Need to Attract and Retain Qualified Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTERNATIONAL OPERATIONS

     The Company's international operations are generally subject to a number of risks, including costs of customizing products for foreign countries, laws and business practices favoring local competition, dependence on local vendors, compliance with multiple, conflicting and changing governmental laws and regulations, longer sales cycles, greater difficulty or delay in accounts receivable collection, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, multiple and conflicting tax laws and regulations, and political and economic instability. In recent months the level of worldwide economic instability has increased significantly. The Company is unable to predict what effect this instability will have on its efforts to expand internationally or sell domestically. It is possible that the spreading economic uncertainty in the world will have a material adverse effect on the Company's business, results of operations and financial condition.


     The Company's international operations also face foreign currency-related risks. To date, a significant majority of the Company's revenues have been denominated in U.S. Dollars, but the Company believes that in the future, an increasing portion of the Company's revenues will be denominated in foreign currencies. In particular, the Company expects that following the introduction of the Euro in January 1999, an increasing portion of the Company's international sales may be Euro-denominated. The Euro is an untested currency and may be subject to economic risks that are not currently contemplated. There can be no assurance that fluctuations in the value of the Euro or other foreign currencies will not have a material adverse effect on the Company's business, results of operations and financial condition. The Company currently does not engage in foreign exchange hedging activities, and therefore its international revenues are currently subject to the risks of foreign currency fluctuations. In addition, the Company expects that its products will not support Euro-denominated transactions until at least the second half of 1999, which could materially adversely affect demand for such products and, as a result, the Company's business, results of operations and financial condition. See "--Unpredictable Fluctuations and Seasonal Patterns in Quarterly Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Revenues from licenses and services to customers outside the United States, primarily in the United Kingdom, Canada and Australia, were insignificant prior to fiscal 1997, and represented approximately $1.3 million and $810,000 in fiscal 1997 and 1998, respectively. As a key component of its business strategy, the Company intends to expand its sales and support operations internationally. The Company employs sales professionals in London, Toronto and Sydney and intends to establish additional international sales offices, expand its international management, sales and support organizations, and enter into relationships with additional international remarketers where appropriate. The Company is in the early stages of developing its indirect distribution channels in certain markets outside the United States. There can be no assurance that the Company will be able to attract remarketers that will be able to market the Company's products effectively or will be qualified to provide timely and cost-effective customer support and service.



     The Company must also customize its products for local markets. For example, the Company's ability to expand into the European market will depend on the Company's ability to develop a T&E expense management solution that incorporates the tax laws and accounting practices followed in Germany and other European countries, and to develop employee-facing applications that support the Euro. Further, the differing employment policies of countries outside the United States potentially reduce the Company's flexibility in managing staffing levels and, in turn, managing personnel-related expenses. To the extent that the Company is unable to address the risks associated with these international sales in a timely and cost-effective manner, the Company's sales growth internationally, if any, will be limited, operating margins could be reduced by increases in personnel-related expenses without corresponding increases in revenues, and the Company's business, results of operations and financial condition could be materially adversely affected. Even if the Company is able to expand its international operations successfully, there can be no assurance that the Company will be able to maintain or increase international market demand for its products. See "Business--Sales."

LIMITED INTEROPERABILITY

     The Company's products are designed to operate on a variety of hardware and software platforms employed by its customers. The Company must continually modify and enhance its products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems (particularly Microsoft), by vendors of back-office applications (particularly SAP, Oracle and PeopleSoft) and by vendors of browsers and other Internet-related applications (particularly Netscape and Microsoft) could materially adversely affect the Company's business, results of operations and financial condition. In addition, the Company's products are not currently based upon the Java programming language ("Java"), an increasingly widely-used language for developing Internet applications. The Company has made a strategic decision not to develop a fully Java-based product at this time. There can be no assurance that future versions of the Company's products will be developed in Java. Accordingly, certain features available to products written in Java may not be available in the Company's products. The failure of the Company's products to operate effectively across the various existing and evolving versions of hardware and software platforms, programming languages, database environments, and ERP and accounting systems employed by customers would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Products and Technology."

RELIANCE ON THIRD-PARTY SOFTWARE


     The Company relies upon the licensing of certain software from third parties, including security technologies from online analytical processing business intelligence tools from Cognos Incorporated, ODBC drivers from Intersolv, Inc., and Internet translation applications from Chili!Soft, Inc. There can be no assurance that the Company's third-party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. The loss or inability to maintain any of these technology licenses could result in delays in the sale of the Company's products and services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on the Company's business, results of operations and financial condition.



RISKS OF SOFTWARE DEFECTS OR SECURITY BREACHES



     Products as complex as those offered by the Company frequently contain defects or errors that may be detected at any point in the product's life. There can be no assurance that defects or errors will not occur in existing or new products. Further, the Company often renders implementation, consulting and other technical services in connection with licensing of the Company's products. The performance of these services typically involves working with sophisticated software, computing and networking systems, and the Company could fail to meet project milestones in a timely manner or to meet customer expectations for services as a result of any such defects. Although the Company's products contain security features, the Company's software products may be vulnerable to break-ins and similar disruptive problems. Such computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers. Break-ins often involve hackers bypassing fire walls and misappropriating confidential information. Problems caused by product defects, security breaches or failure to meet project milestones for services could result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, harm to the Company's reputation, increased insurance costs or increased service and warranty costs. Addressing these problems may require significant expenditures of capital and resources by the Company, which would have a material adverse effect on the Company's business, results of operations and financial condition.



PRODUCT LIABILITY RISKS


     Because customers rely on the Company's products for certain business-critical processes, any significant defects or errors in the Company's products or services, or in the products of third parties that are embedded in or bundled with the Company's products, might discourage utilization of the Company's products and services or result in tort or warranty claims against the Company, which could have a material adverse effect on the Company's business, results of operations and financial condition. Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential liability for damages arising out of use of or defects in the Company's products, it is possible that such limitation of liability provisions may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any such product liability claims to date, there can be no assurance that the Company will not be subject to such claims in the future. Further, although the Company maintains errors and omissions insurance, there can be no assurance that such insurance coverage will adequately cover the Company for such claims. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on the Company's business, results of operations and financial condition.


LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT


     The Company is dependent upon its proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary information. The Company has also taken steps to avoid disclosure of its proprietary technology, including contractually restricting customer access to the Company's source code and requiring all employees to enter into confidentiality and invention assignment agreements. However, certain of the Company's former technical personnel did not execute such agreements. Further, the Company only recently began requiring contractors and temporary employees to execute the Company's confidentiality agreement rather than executing the confidentiality agreements maintained by temporary agencies or not executing any such agreements. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States, and the Company expects that it will become more difficult to monitor use of the Company's products as the Company increases its international presence. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate, nor that the Company's competitors will not independently develop similar technology. In addition, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. Any such claims could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Intellectual Property Rights."



RISKS RELATED TO REVENUE RECOGNITION POLICY



     The Company recognizes software license revenues when a non-cancelable license agreement has been signed with a customer, the software is shipped, no significant post-delivery vendor obligations remain and collection is deemed probable. The Company recognizes customer support revenues ratably over the contract term--typically one year--and recognizes revenues for consulting services as such services are performed. The Company believes its current revenue recognition policies and practices are consistent with applicable accounting standards in all material respects. It is not anticipated that there will be a material change to the Company's accounting for revenues as a result of the adoption of SOP 97-2 and related amendments and interpretations. However, full guidelines for this standard have not yet been issued. Once available, such guidance could lead to unanticipated changes in the Company's current revenue accounting practices, and such changes could materially adversely affect the Company's future revenues and earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Overview."

YEAR 2000 COMPLIANCE


     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in little more than one year, computer systems and software used by many companies and organizations in a wide variety of industries will experience operating difficulties unless they are modified or upgraded to process information related to the century change. Significant uncertainty exists in the software and other industries concerning the scope and magnitude of problems associated with the century change. Based on the Company's assessment to date, the Company believes the current versions of its software products are "Year 2000 compliant"-- that is, they are capable of adequately distinguishing 21st century dates from 20th century dates. However, the Company's products are generally integrated into enterprise systems involving sophisticated hardware and complex software products, which may not be Year 2000 compliant. The Company may in the future be subject to claims based on Year 2000 problems in others' products, or issues arising from the integration of multiple products within an overall system. In addition, earlier versions of the Company's current products were not Year 2000 compliant, and the Company does not intend to render them Year 2000 compliant. Other Year 2000 compliance issues facing the Company include the need to ensure Year 2000 compliance of its own internal computer and other systems, to continue testing its software products, to audit the Year 2000 compliance status of its suppliers and business partners, and to conduct a legal audit. The Company has not completed its Year 2000 investigation, and there can be no assurance that the total cost of Year 2000 compliance will not be material to the Company's business, results of operations and financial condition. There can also be no assurance that the Company and its customers and suppliers will identify and remediate all significant Year 2000 problems on a timely basis, that remediation efforts will not involve significant time and expense, or that unremediated problems will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."


RISKS ASSOCIATED WITH NAME CHANGE

     In August 1998, the Company changed its name from Portable Software Corporation to Concur Technologies, Inc. The Company believes that developing and strengthening the Concur brand is important to its marketing efforts, particularly to convey the fact that the Company's business strategy involves products beyond its original T&E expense management applications. Concur believes that it had developed significant market identification between its T&E expense management applications and its former name. There can be no assurance that the change of name will not have a material adverse effect on the Company's name recognition within its existing target market. Moreover, while the Company has expended substantial resources in establishing brand recognition of its new name, there can be no assurance that such efforts will be successful or that the Company will be able to enforce rights related to the Concur name, that it will be free to use that name in all jurisdictions, or that it will not be required to expend significant resources in defending the use of that name.

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiation among the Company and the representatives of the underwriters based upon a number of factors and may not be indicative of the market price of the Common Stock following the Offering. The market price of the Company's Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, market conditions in the enterprise software industry, changes in financial estimates by securities analysts, failure of the Company to meet or exceed analyst estimates, and other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many software companies and that often have been unrelated or disproportionate to the operating performance of such companies, and a number of publicly-traded software companies have current market prices below their initial public offering price.

These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the marketplace for a company's securities, securities class action litigation often has been instituted. Any such litigation against the Company could result in substantial costs and a diversion of management attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.

CONTROL BY EXISTING STOCKHOLDERS


     Immediately after the closing of the Offering (based on shares outstanding as of October 31, 1998 and assuming the net exercise of warrants to purchase 31,900 shares of Common Stock), 74.3% of the outstanding Common Stock (72.2% if the underwriters' over-allotment option is exercised in full) will be beneficially owned by the directors, director nominees and executive officers of the Company, together with the entities affiliated with them, assuming no exercise of outstanding stock options. If all options owned by the directors and executive officers of the Company as of October 31, 1998 were to be exercised, the directors and executive officers of the Company, together with the entities affiliated with them, would own 13,044,604 shares of Common Stock, or 75.8% of the outstanding Common Stock of the Company following the Offering. As a result, these stockholders, if acting together, would be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. In addition, upon completion of the Offering, TRS will hold a warrant to purchase up to 1,925,000 shares of the Company's Common Stock at prices ranging from $33.75 to $85.00, and expiring in three tranches through January 2002. TRS also holds a warrant to purchase 225,000 shares of Common Stock, at an exercise price per share equal to the per share price to the public in the Offering less 7%, that expires upon effectiveness of the Offering ("TRS Warrant Initial Tranche"). See "Principal and Selling Stockholders" and "Certain Transactions."



ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS, DELAWARE LAW AND CERTAIN AGREEMENTS



     Certain provisions of the Company's Certificate of Incorporation and Bylaws and certain provisions of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. The authorized but unissued capital stock of the Company immediately following the Offering will include 5,000,000 shares of preferred stock. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to issue the preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and to designate any qualifications, limitations or restrictions thereon, and to decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. Accordingly, the Company may in the future issue a series of preferred stock, without further stockholder approval, that will have preference over the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding-up of the Company. Certain other provisions of the Company's Certification of Incorporation and Bylaws, including provisions that divide the Board of Directors into three classes to serve staggered three-year terms, prohibit the stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings, may also make it more difficult for a third party to acquire a majority of the Company's voting stock or effect a change in control of the Company. In addition, Section 203 of the General Corporation Law of the State of Delaware, which is applicable to the Company, prohibits certain business combinations with certain stockholders for a period of three years after they acquire 15% or more of the outstanding voting stock of a corporation. Certain agreements with American Express also contain provisions making it more difficult for certain third parties to acquire a substantial amount of the Company's voting stock or effect a change in control of the Company. Any of the foregoing could adversely affect holders of the Common Stock or discourage or make difficult any attempt to obtain control of the Company. See "Management--Executive Officers and Directors," "Description of Capital Stock" and "Certain Transactions."

SHARES ELIGIBLE FOR FUTURE SALE ON MARKET PRICE OF THE COMMON STOCK


     Sales of a substantial number of shares of Common Stock after the Offering could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon completion of the Offering, the Company will have outstanding 16,245,412 shares of Common Stock (16,710,412 shares if the underwriters' over-allotment option is exercised in full), assuming no exercise of options after October 31, 1998 and no exercise of the TRS Warrant Initial Tranche. Of these shares, the 3,100,000 shares offered hereby (3,565,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 13,145,412 shares of Common Stock outstanding upon completion of the Offering are "restricted securities" as that term is defined in Rule 144.



     Upon the expiration of lock-up agreements between certain of the Company's stockholders and the underwriters (the "Lock-Up Agreements") beginning 180 days after the date of this Prospectus, 199,013 shares will become eligible for sale pursuant to Rule 701 under the Securities Act ("Rule 701") and 10,588,821 shares held by certain affiliates of the Company will become eligible for sale pursuant to the volume, manner of sale and notice requirements of Rule 144. The remaining 2,357,578 shares outstanding will become eligible for sale from time to time more than 180 days after the date of this Prospectus. In addition to the foregoing, as of October 31, 1998, there were outstanding options to purchase an aggregate of 1,543,021 shares of Common Stock which will be eligible for sale in the public market from time to time, subject to vesting and the expiration of Lock-Up Agreements. The Company intends to file a registration statement on Form S-8 under the Securities Act within 180 days after the completion of the Offering to register 5,692,874 shares of Common Stock subject to outstanding stock options or reserved for issuance under the Company's stock and stock option plans upon effectiveness of the Offering, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. The representatives of the underwriters have informed the Company that the underwriters reserve the right without announcement to release shares from the Lock-Up Agreements prior to expiration of the 180-day term of such agreements. Any request for release would be evaluated by the representatives of the underwriters, and the decision whether or not to permit early release of shares would be made dependent upon the facts and circumstances existing at the time of the request. See "Shares Eligible for Future Sale."


IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of Common Stock in the Offering will experience an immediate dilution of $8.63 per share in the pro forma net tangible book value of their Common Stock from the assumed initial public offering price of $10.50 per share. To the extent outstanding warrants or options are exercised, there may be further dilution. See "Dilution."


BROAD DISCRETION OVER USE OF PROCEEDS


     The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes. These will include increased sales and marketing expenditures, increased expenditures for professional services capabilities, increased research and development expenditures, and capital expenditures made in the ordinary course of business. The Company may also use a portion of the net proceeds for possible acquisitions of additional businesses, products and technologies or the establishment of joint ventures that are complementary to the current or future business of the Company, as determined by management in its sole discretion. The Company may change the allocation of net proceeds among the various uses described above. Accordingly, investors in the Offering will rely upon the judgment of the Company's management with respect to the use of proceeds, with only limited information concerning management's specific intentions. See "Use of Proceeds."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,900,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $27.4 million ($32.0 million if the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $10.50 and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The primary purposes of the Offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock and to facilitate future access by the Company to public equity markets.



     The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes. These will include increased domestic and international sales and marketing expenditures, increased research and development expenditures and capital expenditures made in the ordinary course of business. The Company intends during fiscal 1999 to use approximately $11.0 million from the net proceeds of the Offering to increase its domestic and international sales and marketing capabilities, approximately $5.0 million for increased research and development, and approximately $5.0 million for expanded professional services capabilities. The Company has no other specific plans as to the use of the net proceeds from the Offering. The Company may also use a portion of the net proceeds for possible acquisitions of businesses, products and technologies or the establishment of joint ventures that are complementary to the current and future business of the Company. Although the Company has not identified any specific businesses, products or technologies that it may acquire, and there are no current agreements or understandings with respect to any such transactions, the Company does from time to time evaluate such opportunities. Pending such uses, the net proceeds of the Offering will be invested in short-term, investment-grade, interest-bearing instruments. None of the net proceeds of the Offering will be paid to NASD members, affiliates, or associated or related persons thereof.



     The foregoing represents the Company's best estimate of its allocation of the net proceeds of the Offering. Future events, as well as changes in economic, regulatory or competitive conditions or in the Company's business and the results of its activities, may make changes in the allocation of funds within the described categories or to other purposes necessary or desirable. Management has broad discretion as to the allocation of the net proceeds of the Offering.


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that any future earnings will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the terms of certain of the Company's credit facilities prohibit the payment of cash dividends without the lender's consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth, as of September 30, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into Common Stock and the conversion of all outstanding preferred stock warrants into warrants to purchase Common Stock, and
(iii) the pro forma capitalization as adjusted to give effect to the sale of the 2,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share (after deducting estimated underwriting discounts and commissions and offering expenses) and the receipt of the estimated net proceeds therefrom and the net exercise of warrants to purchase 31,900 shares of Common Stock at an assumed initial public offering price of $10.50 per share.



                                                                    SEPTEMBER 30, 1998
                                                              ------------------------------
                                                                           PRO         AS
                                                               ACTUAL     FORMA     ADJUSTED
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Long-term obligations, net of current portion...............  $  8,092   $  8,092   $  8,092
Redeemable convertible preferred stock, no par value,
  10,457,716 shares authorized, 10,213,553 shares issued and outstanding, actual; no shares authorized, issued or
  outstanding, pro forma or as adjusted.....................    29,685         --         --
Redeemable convertible preferred stock warrants.............       444         --         --
Stockholders' equity (deficit):
  Preferred Stock, $.001 par value, no shares authorized,
     issued and outstanding, actual or pro forma; 5,000,000
     shares authorized, no shares issued or outstanding, as
     adjusted...............................................        --         --         --
  Common Stock, $.001 par value; 60,000,000 shares
     authorized; 3,098,543 shares issued and outstanding,
     actual; 13,312,096 shares issued and outstanding, pro
     forma; and 16,243,996 shares issued and outstanding, as
     adjusted(1)............................................     6,276     36,405     63,823
  Deferred stock compensation...............................      (452)      (452)      (452)
  Accumulated deficit.......................................   (32,043)   (32,043)   (32,043)
                                                              --------   --------   --------
     Total stockholders' equity (deficit)...................   (26,219)     3,910     31,328
                                                              --------   --------   --------
          Total capitalization..............................  $ 12,002   $ 12,002   $ 39,420
                                                              ========   ========   ========


---------------

(1) Excludes: (i) 1,539,521 shares issuable upon the exercise of stock options outstanding (of which options to purchase 498,378 shares were exercisable) under the Company's stock option plans, at a weighted average exercise price of $0.95 per share; (ii) 3,800,000 shares reserved for issuance under the Company's stock and stock option plans upon consummation of the Offering;
    (iii) 354,768 shares of Common Stock available for future grant under the 1994 Plan; (iv) 110,306 shares issuable upon exercise of outstanding options (74,202 of which are subject to vesting) assumed by the Company in connection with the acquisition of 7Software, at a weighted average exercise price of $0.025 per share; (v) 137,453 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $5.73 per share; and (vi) 1,925,000 shares issuable upon the exercise of a warrant issued to TRS at prices ranging from $33.75 to $85.00, expiring in three tranches through January 2002. Also excludes the 225,000 shares issuable upon exercise of the TRS Warrant Initial Tranche at a price of $9.765 per share. Upon effectiveness of the Offering, no further options will be granted under the 1994 Stock Option Plan. See "Management--Director Compensation," "--Employee Benefit Plans," "Certain Transactions" and Notes 3, 9, 11 and 17 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The pro forma net tangible book value of the Company as of September 30, 1998, giving effect to the conversion of all outstanding shares of preferred stock into Common Stock, the conversion of all outstanding warrants to purchase preferred stock into warrants to purchase Common Stock and the net exercise of warrants to purchase 31,900 shares of Common Stock upon or prior to the completion of the Offering was $3,030,000, or approximately $0.23 per share. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding on an as-if-converted basis as adjusted for the incremental shares from the net exercise of warrants referred to above. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after the Offering.



     After giving effect to the sale of 2,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share (after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company) and the receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1998 would have been $30,448,000, or $1.87 per share. This represents an immediate increase in pro forma net tangible book value of $1.64 per share to existing stockholders and an immediate dilution of $8.63 per share to purchasers of Common Stock in the Offering. The following table illustrates the per share dilution.



Assumed initial public offering price per share.............           $10.50
  Pro forma net tangible book value per share as of
     September 30, 1998.....................................  $ 0.23
  Increase per share attributable to new investors..........    1.64
                                                              ------
Pro forma net tangible book value per share after the
  Offering..................................................             1.87
                                                                       ------
Dilution per share to new investors.........................           $ 8.63
                                                                       ======



     The following table summarizes, as of September 30, 1998 on the pro forma basis described above, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors pursuant to the Offering, before deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company at an assumed initial public offering price of $10.50 per share.



                                                    SHARES PURCHASED      TOTAL CONSIDERATION
                                                  --------------------   ---------------------   AVERAGE PRICE
                                                    NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                                  ----------   -------   -----------   -------   -------------
Existing stockholders(1)........................  13,343,996     82.1%   $36,478,000     54.5%       $2.73
New investors(1)(2).............................   2,900,000     17.9     30,450,000     45.5        10.50
                                                  ----------    -----    -----------   ------
          Total.................................  16,243,996    100.0%   $66,928,000    100.0%
                                                  ==========    =====    ===========   ======


---------------


(1) Sales by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 13,143,996, or 80.9% (78.7% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 3,100,000, or 19.1% (18.5% if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."



(2) Excludes (i) 1,539,521 shares subject to outstanding options as of September 30, 1998 at a weighted average exercise price of $0.95 per share, (ii) 354,768 shares reserved for issuance under the 1994 Stock Option Plan, (iii) 3,800,000 shares reserved for issuance under the Company's stock and stock option plans upon consummation of the Offering, and (iv) 1,925,000 shares issuable upon exercise of a warrant held by American Express, at prices ranging from $33.75 to $85.00 expiring in three tranches through January 2002. Also excludes the shares issuable upon exercise of the TRS Warrant Initial Tranche. To the extent outstanding options or warrants are exercised, there may be further dilution to new investors. See "Management--Director Compensation," "--Employee Benefit Plans," "Certain Transactions" and Notes 3, 9, 11 and 17 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data are qualified by reference to and should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended September 30, 1996, 1997 and 1998, and the consolidated balance sheet data as of September 30, 1997 and 1998, are derived from consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus. The consolidated statement of operations data for the year ended September 30, 1995 and the consolidated balance sheet data as of September 30, 1995 and 1996 are derived from audited consolidated financial statements that are not included in this Prospectus. The consolidated statement of operations data for the year ended September 30, 1994, and the consolidated balance sheet data as of September 30, 1994, are derived from unaudited consolidated financial statements not included in this Prospectus. Historical results are not necessarily indicative of future results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."



                                                                          YEAR ENDED SEPTEMBER 30,
                                                              -------------------------------------------------
                                                               1994      1995      1996       1997       1998
                                                              -------   -------   -------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues, net:
  Licenses..................................................  $    --   $ 2,104   $ 1,717   $  6,347   $ 11,696
  Services..................................................       --        24       242      1,923      5,463
                                                              -------   -------   -------   --------   --------
        Total revenues......................................       --     2,128     1,959      8,270     17,159
                                                              -------   -------   -------   --------   --------
Cost of revenues:
  Licenses..................................................       --       728       386        394        558
  Services..................................................       --       673       839      2,269      5,684
                                                              -------   -------   -------   --------   --------
        Total cost of revenues..............................       --     1,401     1,225      2,663      6,242
                                                              -------   -------   -------   --------   --------
Gross profit................................................       --       727       734      5,607     10,917
                                                              -------   -------   -------   --------   --------
Operating expenses:
  Sales and marketing.......................................      111     2,363     2,936      5,896     12,353
  Research and development..................................      425       744     1,793      3,401      6,434
  General and administrative................................       66       515       963      1,815      4,687
  Acquired in-process technology(1).........................       --        --        --         --      5,203
                                                              -------   -------   -------   --------   --------
        Total operating expenses............................      602     3,622     5,692     11,112     28,677
                                                              -------   -------   -------   --------   --------
Loss from operations........................................     (602)   (2,895)   (4,958)    (5,505)   (17,760)
Other income (expense), net.................................       --         5         5        (19)      (314)
                                                              -------   -------   -------   --------   --------
Net loss....................................................  $  (602)  $(2,890)  $(4,953)  $ (5,524)  $(18,074)
                                                              =======   =======   =======   ========   ========
Pro forma basic and diluted net loss per share(2)...........                                           $  (1.58)
                                                                                                       ========
Shares used in calculation of pro forma basic and diluted
  net loss per share(2).....................................                                             11,419
                                                                                                       ========



                                                                                      SEPTEMBER 30,
                                                              --------------------------------------------------------------
                                                                                                                PRO FORMA(3)
                                                              1994     1995      1996       1997       1998         1998
                                                              -----   -------   -------   --------   --------   ------------
                                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents...................................  $ 277   $ 2,541   $ 5,685   $  6,695   $ 15,629     $15,629
Working capital (deficit)...................................   (175)    1,839     4,073      6,183      8,474       8,474
Total assets................................................    345     3,058     6,759     12,364     25,031      25,031
Long-term obligations, net of current portion...............    233       125       215      3,687      8,092       8,092
Redeemable convertible preferred stock and warrants.........     --     4,903    12,386     17,345     30,129          --
Total stockholders' equity (deficit)........................   (353)   (3,234)   (8,186)   (13,710)   (26,219)      3,910


---------------
(1) In June 1998, the Company acquired 7Software, resulting in a charge for acquired in-process technology. See Note 3 of Notes to Consolidated Financial Statements. The Financial Statements of 7Software are included elsewhere herein.
(2) See Note 13 of Notes to Consolidated Financial Statements for information concerning the calculation of pro forma basic and diluted net loss per share.

(3) Pro forma to give effect to (i) the conversion of all outstanding shares of preferred stock into 10,213,553 shares of Common Stock and (ii) the conversion of all outstanding warrants to purchase preferred stock into warrants to purchase 2,329,578 shares of Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW


     Concur is a leading provider of Intranet-based employee-facing applications that extend automation to employees throughout the enterprise and to partners, vendors and service providers in the extended enterprise. The Company's Xpense Management Solution ("XMS") and CompanyStore products automate the preparation, approval, processing and data analysis of travel and entertainment ("T&E") expense reports and front-office procurement requisitions. Concur believes it is the leading provider of T&E expense management solutions, based on a combination of the number of customers it serves and the features its solutions provide. Since the introduction of XMS in 1996, the Company has licensed its products to over 150 enterprise customers for use by over 800,000 end users. Through its June 1998 acquisition of 7Software, Inc., the Company added the CompanyStore front-office procurement application to its product suite. By automating manual, paper-based processes, the Company's products reduce processing costs and enable customers to consolidate purchases with preferred vendors and negotiate vendor discounts.


     Concur was incorporated in 1993 and commenced operations in fiscal 1994, initially developing QuickXpense, a retail, shrink-wrapped application that automated T&E expense reporting for individuals. Concur first shipped QuickXpense in fiscal 1995 and sold QuickXpense through a combination of retail channels and direct marketing, utilizing a small sales force and no consulting or implementation staff. In response to inquiries from businesses seeking to automate the entire T&E expense reporting process, including back-office processing and integration to financial systems, the Company significantly expanded its product development efforts and released XMS, a client-server based enterprise T&E expense management solution in July 1996. In connection with that transition, the Company also replaced its retail and direct marketing programs with a direct sales force including sales representatives and sales engineers, built consulting services and customer training staffs, and redirected its marketing efforts to focus on enterprise sales. In March 1998, the Company shipped an Intranet-based version of XMS. While the Company continues to sell the client-server version of XMS, since its release the Intranet-based version has accounted for a majority of XMS license revenues and the Company expects to continue to focus its product development efforts on the Intranet-based versions of its products.


     On June 30, 1998, the Company acquired 7Software, a privately-held software company and the developer of CompanyStore. 7Software was incorporated in May 1997. 7Software was selling the initial version of its product through a single sales representative at the time Concur acquired it. Concur's existing sales force and consulting services group sells and services both XMS and CompanyStore, and the Company's research and development activities will be expanded to develop a common technology platform, the Concur Common Platform, for both XMS and CompanyStore. In connection with the acquisition, the Company issued 708,918 shares of its Common Stock in exchange for all the outstanding shares of 7Software, converted all of 7Software's outstanding options into options to purchase up to 123,921 shares of the Company's Common Stock, paid $130,000 to 7Software, and agreed to pay $500,000 to certain shareholders of 7Software, resulting in a total purchase price valued at $6.2 million, including direct costs of the acquisition. The total purchase price was determined by the Company's management and Board of Directors based on an assessment of the value of 7Software and as a result of negotiations with 7Software. In determining the purchase price, the Company estimated the fair value of the Company's Common Stock and the Company's stock options issued in the transaction. The Company also entered into employment and bonus agreements with certain officers of 7Software. The acquisition was recorded under the purchase method of accounting and the results of operations of 7Software and the fair value of the assets acquired and liabilities assumed were included in Concur's consolidated financial statements beginning on the acquisition date. In connection with this acquisition, the Company recorded $5.2 million for in-process technology as an expense in the quarter ended June 30, 1998. In addition, the Company recorded capitalized technology and other intangible assets of $960,000 that will be amortized on a straight-line basis over the three years following the acquisition. See "--Acquisition of 7Software" and Note 3 of Notes to Consolidated Financial Statements.


     The Company expects that for the foreseeable future the significant majority of its revenues will continue to be derived from its XMS product line and related services. See "Risk Factors--Product Concentration," "--Risks Associated with Expansion into New Market" and "--Risks Associated with Acquisitions Generally."


     The Company's revenues, which consist of software license revenues and service revenues, totaled $2.0 million, $8.3 million and $17.2 million in fiscal 1996, 1997 and 1998, respectively. Through June 1996, the Company's revenues were derived from licenses of QuickXpense and related services. In July 1996, the Company released XMS. Substantially all of the Company's revenues since the fourth quarter of fiscal 1996 have been derived from licenses of XMS and related services. The Company's product pricing is based on the number of users or employees of the purchasing enterprise. Service revenues consist of consulting, customer support and training. See "Risk Factors--Limited Operating History; Future Operating Results Uncertain; History of Losses" and "--Unpredictable Fluctuations and Seasonal Patterns in Quarterly Results."



     Concur markets its software and services primarily through its direct sales organization in the United States, Canada, the United Kingdom and Australia. Revenues from XMS licenses and services to customers outside the United States were insignificant prior to fiscal 1997, and represented approximately $1.3 million and $810,000 in fiscal 1997 and 1998, respectively. Historically, as a result of the relatively small amount of international sales, fluctuations in foreign currency exchange rates have not had a material effect on the Company's business, results of operations and financial condition. See "Risk Factors--International Operations" and Note 15 of Notes to Consolidated Financial Statements.



     For fiscal 1998 and prior years the Company recognized revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 91-1 ("SOP 91-1"). Software license revenues are recognized when a non-cancelable license agreement has been signed with a customer, the software is shipped, no significant post delivery vendor obligations remain and collection is deemed probable. Maintenance revenues are recognized ratably over the contract term, typically one year. Revenues for consulting services are recognized as such services are performed. Commencing with fiscal 1999, the Company recognizes revenue in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition" and related amendments and interpretations ("SOP 97-2"). Based upon its interpretation of SOP 97-2 and its current business policies and practices, the Company believes there will be no significant impact on revenue recognition as a result of the adoption of SOP 97-2. However, full guidelines for this standard have not yet been issued. Once available, such guidelines could lead to unanticipated changes in the Company's current revenue accounting practices, and such changes could materially adversely affect the Company's future revenues and earnings.



     Since its inception, the Company has incurred substantial research and development costs and has invested heavily in the expansion of its sales, marketing and professional services organizations to build an infrastructure to support its long-term growth strategy. The number of the Company's full-time employees increased from 65 as of September 30, 1996, to 133 as of September 30, 1997 and to 222 as of September 30, 1998, representing increases of 105% and 67%, respectively. As a result of investments in the Company's infrastructure, the Company has incurred net losses in each fiscal quarter since inception and, as of September 30, 1998, had an accumulated deficit of $32.0 million. The Company anticipates that its operating expenses will increase substantially for the foreseeable future as it expands its product development, sales and marketing, and professional services staff. Accordingly, the Company expects to incur net losses for the foreseeable future.



     The Company has recorded aggregate deferred stock compensation of $861,000. Deferred stock compensation is amortized over the life of the options, generally four years. During fiscal 1998, the Company recorded amortization of deferred stock compensation of $409,000.

     The Company believes that period-to-period comparisons of its operating results are not meaningful and should not be relied upon as indicative of future performance. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets. There can be no assurance the Company will be successful in addressing such risks and difficulties. In addition, although Concur has experienced significant revenue growth recently, there can be no assurance that such revenue growth will continue or that the Company will achieve or maintain profitability in the future. See "Risk Factors--Limited Operating History; Future Operating Results Uncertain; History of Losses" and "--Unpredictable Fluctuations and Seasonal Patterns in Quarterly Results."


RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:


                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1996      1997      1998
                                                              ------    ------    ------
Revenues, net:
  Licenses..................................................    87.6%     76.7%     68.2%
  Services..................................................    12.4      23.3      31.8
                                                              ------    ------    ------
          Total revenues....................................   100.0     100.0     100.0
                                                              ------    ------    ------
Cost of revenues:
  Licenses..................................................    19.7       4.8       3.3
  Services..................................................    42.8      27.4      33.1
                                                              ------    ------    ------
          Total cost of revenues............................    62.5      32.2      36.4
                                                              ------    ------    ------
Gross margin................................................    37.5      67.8      63.6
                                                              ------    ------    ------
Operating expenses:
  Sales and marketing.......................................   149.9      71.3      72.0
  Research and development..................................    91.5      41.1      37.5
  General and administrative................................    49.2      21.9      27.3
  Acquired in-process technology............................      --        --      30.3
                                                              ------    ------    ------
          Total operating expenses..........................   290.6     134.3     167.1
                                                              ------    ------    ------
Loss from operations........................................  (253.1)    (66.5)   (103.5)
Other income (expense), net.................................     0.3      (0.2)     (1.9)
                                                              ------    ------    ------
Net loss....................................................  (252.8)%   (66.7)%  (105.4)%
                                                              ======    ======    ======


  Revenues


     The Company's revenues are derived from software licenses and related services. The Company's revenues were $2.0 million, $8.3 million and $17.2 million in fiscal 1996, 1997 and 1998, respectively, representing increases of $6.3 million, or 322%, from fiscal 1996 to fiscal 1997 and $8.9 million, or 107%, from fiscal 1997 to fiscal 1998. The Company had no customer that accounted for more than 10% of its revenues in fiscal 1996, 1997 or 1998.



     The Company's license revenues were $1.7 million, $6.3 million and $11.7 million in fiscal 1996, 1997 and 1998, respectively, representing increases of $4.6 million, or 271%, from fiscal 1996 to fiscal 1997 and $5.4 million, or 84%, from fiscal 1997 to fiscal 1998. The increase in the Company's license revenues from fiscal 1996 to fiscal 1997 was due to increased market acceptance of the client-server version of XMS and increases in both the size and productivity of the sales force. The increase in license revenues from fiscal 1997 to fiscal 1998 was a result of the continued impact of those same factors, as well as the release of the Intranet version of XMS, and the strategic marketing alliance agreement signed with American Express in December 1997. Virtually none of the increase in revenues was attributable to increased prices. The Company has never changed the list price of XMS.

     The Company's service revenues were $242,000, $1.9 million and $5.5 million in fiscal 1996, 1997 and 1998, respectively, representing increases of $1.7 million from fiscal 1996 to fiscal 1997 and $3.5 million, or 184%, from fiscal 1997 to fiscal 1998. Prior to fiscal 1997, service revenues consisted primarily of customizing electronic versions of expense report forms in connection with sales of QuickXpense. In fiscal 1997 and fiscal 1998, service revenues consisted primarily of consulting service fees, customer support and, to a lesser extent, training services, associated with the increasing license revenues during these periods. Service revenues represented 12.4%, 23.3% and 31.8% of the Company's total revenues in fiscal 1996, 1997 and 1998, respectively. The increase in absolute service revenues from fiscal 1997 to fiscal 1998 reflects increasing licenses of XMS as well as service revenues recognized with respect to licenses entered into in prior periods. The Company believes that the percentage of total revenues represented by service revenues in prior fiscal years is not indicative of levels to be expected in future periods. Due to its limited experience selling CompanyStore, the Company is uncertain how recognition of service revenues associated with such sales will affect its results of operations in the future. In addition, the Company expects that its proportion of service revenues to total revenues will fluctuate in the future, depending in part on the Company's use of third-party consulting and implementation service providers as well as on the market's acceptance of the Company's outsourced ESP solution.


  Cost of Revenues


     Cost of License Revenues. Cost of license revenues includes license fees for third-party software, product media, product duplication and manuals. Cost of license revenues was $386,000, $394,000 and $558,000 in fiscal 1996, 1997 and 1998, respectively, representing increases of $8,000, or 2%, from fiscal 1996 to fiscal 1997 and $164,000, or 42%, from fiscal 1997 to fiscal 1998. Cost of license revenues remained relatively constant from fiscal 1996 to fiscal 1997 as a result of a shift in the mix of revenues from QuickXpense and XMS. The increase from fiscal 1997 to fiscal 1998 was a result of increased expenses associated with sub-licensing of third party software due to increased sales of XMS and the costs of production, manuals and other media associated with the release of the Intranet version of XMS in March 1998. Cost of license revenues as a percentage of license revenues was 22.5%, 6.2% and 4.8% for fiscal 1996, 1997 and 1998, respectively. A portion of the capitalized technology and other intangible assets recorded in connection with the acquisition of 7Software will be amortized on a straight-line basis over three years as cost of license revenues. The Company expects that the cost of license revenues as a percentage of total revenues and license revenues may increase significantly upon the introduction of the Company's outsourced enterprise service provider ("ESP") solution and will fluctuate in the future depending in part on the demand for the Company's current products and its outsourced ESP solution.



     Cost of Service Revenues. Cost of service revenues includes personnel and other costs related to consulting services, technical support, expense report forms development and training. Cost of service revenues was $839,000, $2.3 million and $5.7 million, in fiscal 1996, 1997 and 1998, respectively, representing increases of $1.4 million, or 170%, from fiscal 1996 to fiscal 1997 and $3.4 million, or 151%, from fiscal 1997 to fiscal 1998. The increase from fiscal 1996 to fiscal 1997 was a result of hiring and training a consulting organization to implement XMS and retraining existing personnel, in connection with the shift in the Company's product line from QuickXpense to XMS. The increase from 1997 to 1998 was primarily due to an increase in professional services personnel to support the Company's growing XMS customer base. Cost of service revenues as a percentage of service revenues was 346.7%, 118.0% and 104.1% for fiscal 1996, 1997 and 1998, respectively. The decrease in cost of service revenues as a percentage of service revenues from fiscal 1996 through fiscal 1998 was primarily due to economies of scale realized as a result of higher levels of consulting services activity and increased experience of the professional services personnel. Cost of service revenues as a percentage of service revenues may vary between periods due to the mix of services provided by the Company and the resources used to provide such services.


  Costs and Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by sales and marketing personnel, lead referral fees, and travel, entertainment and promotional expenses. Sales and marketing expenses were $2.9 million, $5.9 million and $12.4 million in fiscal 1996, 1997 and 1998, respectively, representing increases of $3.0 million, or 101%, from fiscal 1996 to fiscal 1997 and $6.5 million, or 110%, from fiscal 1997 to fiscal 1998. The increases from fiscal 1996 through 1998 primarily reflect the Company's investment in its sales and marketing infrastructure, which included significant personnel-related expenses such as salaries, benefits and commissions, recruiting fees, travel and entertainment expenses, and related costs of hiring sales management, sales representatives, sales engineers and marketing personnel. Sales and marketing employees totaled 21, 42 and 66 as of September 30, 1996, 1997 and 1998, respectively, representing increases of 100% and 57%, respectively. The increase in sales and marketing expenses from fiscal 1997 to fiscal 1998 also reflected increased hiring rates to replace and support promoted regional sales managers, public relations and trade show expenses, and sales referral fees made under the Company's agreement with its referral partners, principally American Express. Sales and marketing expenses represented 149.9%, 71.3% and 72.0% of the Company's total revenues for fiscal 1996, 1997 and 1998, respectively. The decreases in sales and marketing expenses as a percentage of total revenues from fiscal 1996 through 1998 primarily reflects the more rapid growth of revenues compared to the growth of sales and marketing expenses in this period due to the increase in service revenues as a percentage of total revenues and a maturing sales force. The Company believes that a significant increase in its sales and marketing efforts is essential for it to maintain its market position and further increase acceptance of its products. Accordingly, the Company anticipates it will continue to invest significantly in sales and marketing for the foreseeable future, and sales and marketing expenses will increase in future periods.



     Research and Development. Research and development expenses consist primarily of salaries and benefits for software developers, product managers and quality assurance personnel and payments to outside contractors. Research and development expenses were $1.8 million, $3.4 million and $6.4 million in fiscal 1996, 1997 and 1998, respectively, representing increases of $1.6 million, or 90%, from fiscal 1996 to fiscal 1997 and $3.0 million, or 89% from fiscal 1997 to fiscal 1998. The increases from fiscal 1996 through 1998 were primarily related to the increase in the number of software developers and quality assurance personnel and outside contractors to support the Company's product development and testing activities related to the development and release of both the client-server and Intranet versions of XMS. The Company's research and development employees totaled 22, 38 and 64 as of September 30, 1996, 1997 and 1998, respectively, representing increases of 73% and 68%, respectively. Research and development costs represented 91.5%, 41.1% and 37.5% of the Company's total revenues in fiscal 1996, 1997 and 1998, respectively. The Company believes that a significant increase in its research and development investment is essential for it to maintain its market position, to continue to expand its product line and to develop a common technology platform for its suite of products. Accordingly, the Company anticipates that it will continue to invest significantly in product research and development for the foreseeable future, and research and development expenses are likely to increase in future periods. In the development of the Company's new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Accordingly, software development costs eligible for capitalization were insignificant, and all costs related to internal research and development have been expensed as incurred.



     General and Administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for the Company's executive, finance, administrative and information services personnel. General and administrative expenses were $963,000, $1.8 million and $4.7 million in fiscal 1996, 1997 and 1998, respectively, representing increases of $852,000, or 88%, from fiscal 1996 to 1997 and $2.9 million, or 158%, from fiscal 1997 to 1998. The increases from fiscal 1996 through 1998 were primarily the result of additional finance, executive and administrative personnel to support the growth of the Company's business during these periods. In addition to increased compensation and related expenses, the increase in general and administrative expenses from 1997 to 1998 reflects an increase in the allowance for doubtful accounts related to the Company's increase in revenues, and stock compensation expense, during the period. During 1998, the Company recorded deferred stock compensation for the differences between the exercise prices and the deemed fair values of the Company's Common Stock with respect to certain options, and recorded amortization of deferred stock compensation of $409,000. General and administrative costs represented 49.2%, 21.9% and 27.3% of the Company's total revenues in fiscal 1996, 1997 and 1998, respectively. The Company believes that its general and administrative expenses will continue to increase as a result of the continued expansion of the Company's administrative staff and the expenses associated with becoming a public company, including but not limited to annual and other public reporting costs, directors' and officers' liability insurance, investor relations programs and professional services fees.


     Income Taxes. As of September 30, 1998, the Company had net operating loss carryforwards for federal and state income tax reporting purposes of approximately $19.1 million and tax credit carryforwards of $262,000, which expire at various dates from 2009 to 2013. The Code contains provisions that limit the use in any future period of net operating loss and credit carryforwards upon the occurrence of certain events, including a significant change in ownership interests. The Company had deferred tax assets, including its net operating loss carryforwards and tax credits, totaling approximately $8.8 million as of September 30, 1998. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance. See Note 8 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth certain unaudited consolidated statement of operations data for the eight quarters in the 24-month period ended September 30, 1998, as well as such data expressed as a percentage of the Company's total revenues for the respective periods indicated. This data has been derived from unaudited Consolidated Financial Statements that have been prepared on the same basis as the audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The Company's quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, the Company believes that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period. See "Risk Factors--Unpredictable Fluctuations and Seasonal Patterns in Quarterly Results."


                                                  QUARTER ENDED
                               ----------------------------------------------------
                               DECEMBER 31,   MARCH 31,    JUNE 30,   SEPTEMBER 30,
                                   1996         1997         1997         1997
                               ------------   ---------    --------   -------------
                                      (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
STATEMENT OF OPERATIONS
Revenues, net:
  Licenses...................    $   923       $ 1,335     $ 1,829       $ 2,260
  Services...................        218           336         564           805
                                 -------       -------     -------       -------
    Total revenues...........      1,141         1,671       2,393         3,065
Cost of revenues:
  Licenses...................         40            80          99           175
  Services...................        317           468         585           899
                                 -------       -------     -------       -------
    Total cost of revenues...        357           548         684         1,074
                                 -------       -------     -------       -------
Gross profit.................        784         1,123       1,709         1,991
                                 -------       -------     -------       -------
Operating expenses:
  Sales and marketing........      1,061         1,378       1,434         2,023
  Research and development...        603           787         836         1,175
  General and
    administrative...........        322           450         440           603
  Acquired in-process
    technology...............         --            --          --            --
                                 -------       -------     -------       -------
    Total operating
      expenses...............      1,986         2,615       2,710         3,801
                                 -------       -------     -------       -------
Loss from operations.........     (1,202)       (1,492)     (1,001)       (1,810)
Other income (expense),
  net........................         17            11         (14)          (33)
                                 -------       -------     -------       -------
Net loss.....................    $(1,185)      $(1,481)    $(1,015)      $(1,843)
                                 =======       =======     =======       =======
AS A PERCENTAGE OF TOTAL
  REVENUES
Revenues, net:
  Licenses...................       80.9%         79.9%       76.4%         73.7%
  Services...................       19.1          20.1        23.6          26.3
                                 -------       -------     -------       -------
    Total revenues...........      100.0         100.0       100.0         100.0
Cost of revenues:
  Licenses...................        3.5           4.8         4.1           5.7
  Services...................       27.8          28.0        24.4          29.3
                                 -------       -------     -------       -------
    Total cost of revenues...       31.3          32.8        28.5          35.0
                                 -------       -------     -------       -------
Gross margin.................       68.7          67.2        71.5          65.0
                                 -------       -------     -------       -------
Operating expenses:
  Sales and marketing........       93.0          82.4        59.9          66.0
  Research and development...       52.8          47.1        34.9          38.3
  General and
    administrative...........       28.2          26.9        18.4          19.7
  Acquired in-process
    technology...............         --            --          --            --
                                 -------       -------     -------       -------
    Total operating
      expenses...............      174.0         156.4       113.2         124.0
                                 -------       -------     -------       -------
Loss from operations.........     (105.3)        (89.2)      (41.7)        (59.0)
Other income (expense),
  net........................        1.4           0.7        (0.6)         (1.1)
                                 -------       -------     -------       -------
Net loss.....................     (103.9)%       (88.5)%     (42.3)%       (60.1)%
                                 =======       =======     =======       =======

                                                  QUARTER ENDED
                               ----------------------------------------------------
                               DECEMBER 31,   MARCH 31,    JUNE 30,   SEPTEMBER 30,
                                   1997         1998         1998         1998
                               ------------   ---------    --------   -------------
                                      (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
STATEMENT OF OPERATIONS
Revenues, net:
  Licenses...................    $ 2,036       $ 2,818     $ 3,185       $ 3,657
  Services...................      1,079         1,141       1,456         1,787
                                 -------       -------     -------       -------
    Total revenues...........      3,115         3,959       4,641         5,444
Cost of revenues:
  Licenses...................         82            90         146           240
  Services...................      1,097         1,115       1,490         1,982
                                 -------       -------     -------       -------
    Total cost of revenues...      1,179         1,205       1,636         2,222
                                 -------       -------     -------       -------
Gross profit.................      1,936         2,754       3,005         3,222
                                 -------       -------     -------       -------
Operating expenses:
  Sales and marketing........      2,206         2,400       3,280         4,467
  Research and development...      1,083         1,195       1,884         2,272
  General and
    administrative...........        837           836       1,552         1,462
  Acquired in-process
    technology...............         --            --       5,203            --
                                 -------       -------     -------       -------
    Total operating
      expenses...............      4,126         4,431      11,919         8,201
                                 -------       -------     -------       -------
Loss from operations.........     (2,190)       (1,677)     (8,914)       (4,979)
Other income (expense),
  net........................        (93)         (103)       (118)           --
                                 -------       -------     -------       -------
Net loss.....................    $(2,283)      $(1,780)    $(9,032)      $(4,979)
                                 =======       =======     =======       =======
AS A PERCENTAGE OF TOTAL
  REVENUES
Revenues, net:
  Licenses...................       65.4%         71.2%       68.6%         67.2%
  Services...................       34.6          28.8        31.4          32.8
                                 -------       -------     -------       -------
    Total revenues...........      100.0         100.0       100.0         100.0
Cost of revenues:
  Licenses...................        2.6           2.3         3.1           4.4
  Services...................       35.3          28.2        32.1          36.4
                                 -------       -------     -------       -------
    Total cost of revenues...       37.9          30.5        35.2          40.8
                                 -------       -------     -------       -------
Gross margin.................       62.1          69.5        64.8          59.2
                                 -------       -------     -------       -------
Operating expenses:
  Sales and marketing........       70.8          60.6        70.6          82.0
  Research and development...       34.8          30.2        40.6          41.7
  General and
    administrative...........       26.9          21.1        33.4          26.9
  Acquired in-process
    technology...............         --            --       112.1            --
                                 -------       -------     -------       -------
    Total operating
      expenses...............      132.5         111.9       256.7         150.6
                                 -------       -------     -------       -------
Loss from operations.........      (70.4)        (42.4)     (191.9)        (91.4)
Other income (expense),
  net........................       (2.9)         (2.6)       (2.5)           --
                                 -------       -------     -------       -------
Net loss.....................      (73.3)%       (45.0)%    (194.4)%       (91.4)%
                                 =======       =======     =======       =======

     The trends discussed in the annual comparisons of operating results from fiscal 1996 through 1998 apply generally to the comparison of results of operations for the eight quarters in the 24-month period ended September 30, 1998, adjusted for the seasonality the Company has experienced as referred to below. The Company's operating expenses for the three months ended June 30, 1998 exceeded levels that the Company has historically experienced due in part to acquired in-process technology expense recorded in connection with the acquisition of 7Software. In addition, operating expenses for the three month periods ended June 30, and September 30, 1998 increased significantly as a result of increased (i) T&E expenses associated with higher personnel levels,
(ii) use of independent contractors and other outside services for continued development and localization of XMS, (iii) recruiting and related hiring expenses for additional senior management in the professional services, research and development, administrative, marketing and sales organizations, (iv) allowances for doubtful accounts due to the Company's revenue growth in fiscal 1998, and (v) amortization of deferred stock compensation.


     The Company's quarterly operating results have fluctuated significantly in the past, and will continue to fluctuate in the future, as a result of a number of factors, many of which are outside the Company's control. These factors include: demand for the Company's products and services; size and timing of specific sales; level of product and price competition; timing and market acceptance of new product introductions and product enhancements by Concur and its competitors; changes in pricing policies by Concur or its competitors; Concur's ability to hire, train and retain sales and consulting personnel to meet the demand, if any, for XMS and CompanyStore; the length of sales cycles; Concur's ability to establish and maintain relationships with third-party implementation services providers and strategic partners; delay of customer purchases caused by announcement of new hardware or enterprise resource planning ("ERP") platforms or otherwise; the mix of products and services sold, including an anticipated shift to providing its solutions as an ESP; mix of distribution channels through which products are sold; mix of international and domestic revenues; changes in the Company's sales force incentives; software defects and other product quality problems; personnel changes; changes in the Company's strategy, including the anticipated development of an ESP strategy; general domestic and international economic and political conditions; and budgeting cycles of the Company's customers. The Company has in the past experienced delays in the planned release dates of new software products or upgrades, and has discovered software defects in new products after their introduction. There can be no assurance that new products or upgrades will be released according to schedule, or that when released they will not contain defects. Either of these situations could result in adverse publicity, loss of revenues, delay in market acceptance or claims by customers brought against the Company, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the timing of individual sales has been difficult for the Company to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those anticipated by the Company. There can be no assurance that the loss or deferral of one or more significant sales will not have a material adverse effect on the Company's quarterly operating results.


     The Company has experienced, and expects to continue to experience, a high degree of seasonality, with a disproportionately greater amount of the Company's license revenues for any fiscal year being recognized in its fourth fiscal quarter. For example, in fiscal 1998, 32% of total revenues, 31% of license revenues and 33% of service revenues were recognized in the fourth fiscal quarter. The Company believes that such seasonality is primarily the result of the efforts of the Company's direct sales force to meet or exceed fiscal year end sales quotas. In addition, the Company's license revenues in its first fiscal quarter have historically been lower than those of the immediately preceding fourth quarter. For example, license revenues in the first quarter of fiscal 1998 decreased 10% from the fourth quarter of fiscal 1997. In future periods, the Company expects these seasonal trends may cause first quarter revenues to be lower than the level achieved in the preceding fourth quarter.


LIQUIDITY AND CAPITAL RESOURCES


     Since inception, the Company has funded its operations primarily through private sales of equity securities and the use of long-term debt and equipment leases. As of September 30, 1998, the Company had raised approximately $29.7 million, net of offering costs from the issuance of preferred stock, and approximately $8.0 million from the issuance of long-term debt, and had financed equipment purchases totaling approximately $3.6 million. The Company's sources of liquidity as of September 30, 1998 consisted principally of cash and cash equivalents of $15.6 million, and approximately $1.5 million of available borrowings under a line of credit.



     Net cash used in operating activities was $4.1 million, $6.6 million and $8.5 million in fiscal 1996, 1997 and 1998, respectively. For such periods, net cash used by operating activities was primarily a result of funding ongoing operations.



     Since 1995, the Company's investing activities have consisted of purchases of property and equipment. Capital expenditures, including those under capital leases, totaled $420,000, $1.0 million and $1.6 million in fiscal 1996, 1997 and 1998, respectively. Capital leases are used to finance the acquisition of property and equipment, primarily computer hardware and software, for the Company's increasing employee base, as well as for the Company's management information systems. The Company anticipates that it will experience an increase in its capital expenditures and lease commitments consistent with its anticipated growth in operations, infrastructure and personnel. The Company does not expect to incur significant costs to make its products or internal information systems Year 2000 compliant because it believes such products and information systems are designed to function properly through and beyond the year 2000. See "Risk Factors--Year 2000 Compliance."



     The Company's financing activities provided $7.7 million, $8.6 million and $17.6 million in fiscal 1996, 1997 and 1998, respectively. In fiscal 1996, cash provided by financing activities was comprised primarily of $7.5 million received in connection with the sale of Series C Redeemable Convertible Preferred Stock and $563,000 in proceeds from long-term debt borrowings, partially offset by principal payments on long-term debt totaling $380,000. In fiscal 1997, cash provided by financing activities was comprised primarily of $4.6 million received in connection with the sale of Series D Redeemable Convertible Preferred Stock, $3.1 million in proceeds from long-term debt, and $1.9 million in proceeds from sales leaseback transactions and capital lease financing offset by principal payments on long-term debt of $925,000. In fiscal 1998, cash provided by financing activities consisted primarily of $12.7 million received in connection with the sale of Series E Redeemable Convertible Preferred Stock and $5.5 million in proceeds from long-term borrowings, offset by $335,000 in principal payments on long-term debt and $500,000 in payments on capital lease obligations.



     The Company has a line of credit with a bank for $2.0 million, which bears interest at the lending bank's prime rate plus 1.5%. Borrowings are limited to the lesser of 80% of eligible accounts receivable or $2.0 million and are secured by substantially all of the Company's non-leased assets. As of September 30, 1998, the Company had not borrowed under the line of credit, however, there were $465,000 in standby letters of credit outstanding. Total borrowings available under this line were approximately $1.5 million as of September 30, 1998. This credit facility expires in December 1998, and the Company expects to extend or replace such credit facility under substantially similar terms. This credit facility contains the same restrictions and covenants as the Security and Loan Agreement described below.



     In September 1997, the Company entered into a $1.0 million senior term loan facility with the same bank with which the Company has the line of credit, pursuant to the terms of a Security and Loan Agreement (the "Loan Agreement"). In April 1998, the Loan Agreement was amended to allow for additional borrowings up to a total of $3.0 million. The facility, which bears interest at the lending bank's prime rate less 1.0%, matures on February 15, 2001. Payments are interest only through February 1999, at which time the facility will be repaid in 24 equal monthly principal payments plus interest. The Company's Loan Agreement contains certain financial restrictions and covenants that include a minimum liquidity ratio of 1.5 to 1, minimum quarterly net sales covenants that have increased each quarter from $3.0 million in the quarter ended March 31, 1998 to $5.0 million in the quarter ended September 30, 1998, and restrictions on dividend payments. The Company is currently in compliance with such covenants and restrictions. The Company has granted a perfected senior security interest in all non-leased assets of the Company as security for its obligations under the Loan Agreement. As of September 30, 1998, the outstanding indebtedness under the Loan Agreement was $3.0 million.

     In July 1997, the Company entered into a Subordinated Loan and Security Agreement with an equipment lessor in the principal amount of $1.5 million which bears interest at an annual rate of 8.5% (the "Subordinated Loan Agreement"). In May 1998, the Subordinated Loan Agreement was amended to allow for additional borrowings of $5.0 million bearing interest at an annual rate of 11% on the first $3.5 million and 12.5% on the remaining $1.5 million. Availability of such additional borrowings expires on December 31, 1998. The notes are due in varying monthly installments through April 2002. The Subordinated Loan Agreement contains certain restrictions and covenants, including restrictions on dividend payments, restrictions on extending or settling receivables and on relocating collateral. As of September 30, 1998, the outstanding indebtedness under the Subordinated Loan Agreement was $4.7 million.



     On August 11, 1998, the Company issued a warrant to purchase an additional 2,400,000 shares of Series E Preferred Stock to TRS, (the "TRS Warrant"). Upon the conversion of all of the shares of Series E Preferred Stock into shares of Common Stock in connection with a registration of the Company's Common Stock under the Securities Act, this warrant will automatically become exercisable for 2,400,000 shares of the Company's Common Stock. The warrant is exercisable in four tranches as follows: 300,000 shares may be acquired at the time of the Offering at a cash purchase price equal to the price to the public in the Offering less 7%; 700,000 shares may be acquired at any time on or before October 15, 1999 at a cash purchase price of $33.75 per share; 700,000 shares may be acquired at any time on or before January 15, 2001 at a cash purchase price of $50.625 per share; and the remaining 700,000 shares may be acquired at any time on or before January 15, 2002 at a cash purchase price of $85.00 per share. As was permitted by the warrant, the Board of Directors determined to cancel 25% of the shares that could have been acquired under the warrant at the time of the Offering or on or before October 15, 1999. Thus, 225,000 shares may be acquired at the time of the Offering and an additional 525,000 shares may be acquired on or before October 15, 1999, at the prices stated above.



     The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, including increased domestic and international sales and marketing expenditures, increased research and development expenditures and capital expenditures made in the ordinary course of business, as well as possible acquisitions of businesses, products and technologies that are complementary to those of the Company. The Company intends to use a minimum of $5.0 million from the net proceeds of the Offering to fund increases in its research and development activities and $10.0 million to increase its domestic and international sales and marketing capabilities. The Company has no other specific plan as to the use of the net proceeds of the Offering. Although the Company has not identified any specific businesses, products or technologies that it may acquire, and there are no current agreements or understandings with respect to any such transactions, the Company does from time to time evaluate such opportunities. Pending such uses, the net proceeds of the Offering will be invested in short-term, investment-grade, interest-bearing instruments. See "Risk Factors--Broad Discretion Over Use of Proceeds."



     The Company currently anticipates that for the foreseeable future it will continue to experience significant growth in its operating expenses related to augmenting its sales and marketing operations, increasing research and development and extending its professional service capabilities, as well as developing new distribution channels, improving its operational and financial systems and entering new markets for the Company's products and services. Such operating expenses will be a material use of the Company's cash resources, including a portion of the net proceeds of the Offering. The Company believes that the net proceeds of the Offering, together with its existing cash and cash equivalents and available bank borrowings, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such sources will be adequate, will be obtainable on terms favorable to the Company or will not be dilutive.

YEAR 2000 COMPLIANCE


  Background of Year 2000 Issues



     Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates because such systems were developed using two digits rather than four to determine the applicable year. For example, computer programs that have date-sensitive software may recognize a date using '00' as the year 1900 rather than the year 2000. This error could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with such 'Year 2000' requirements.



  State of Readiness



     The Company's business is dependent on the operation of numerous systems that could potentially be affected by Year 2000-related problems. Those systems include, among others: hardware and software systems used by the Company to deliver products and services to its customers (including the Company's proprietary software systems as well as software supplied by third parties); communications networks such as the Internet and private Intranets; the internal systems of the Company's customers and suppliers; software products sold to customers; the hardware and software systems used internally by the Company in the management of its business; and non-information technology systems and services used by the Company in the management of its business, such as power, telephone systems and building systems.



     The Company has established a Year 2000 Compliance Task Force (the "Task Force"), composed of high-level representatives of the product, management and information systems and legal departments. The Task Force has been charged with the responsibility of formulating and implementing the Company's Year 2000 readiness and is applying a phased approach to analyzing of the Company's operations and relationships as they relate to the Year 2000 problem. The phases of the Company's Year 2000 program are as follows: (1) establishment of a Year 2000 Task Force; (2) assignment of responsibility for external issues (products licensed by Concur), internal issues (systems, facilities, equipment, software) and legal audit; (3) inventory of all aspects of the Company's operations and relationships subject to the Year 2000 problem; (4) comprehensive analysis (including impact analysis and cost analysis) of the Company's Year 2000 readiness; and (5) remediation and testing.



     The Company has tested its software products and has determined that the current versions of all of its software products to be Year 2000 compliant, consistent with the Year 2000 compliance specifications established by the British Standards Institute's DISC PD-2001. Concur plans to continue to test its current and future products, applying its Year 2000 compliance criteria and to include any modifications that are incorporated into the compliance process during its implementation. The Company has completed Phases 1 and 2 of its program and is currently actively engaged in Phase 3 and anticipates completing Phase 3 and beginning Phase 4 by the end of November 1998. The Company currently expects to complete Phases 4 and 5 by December 1998 and February 1999, respectively.



  Risks Related to Year 2000 Issues



     Based on the Company's assessment to date, the Company believes the current versions of its software products are "Year 2000 compliant." However, the Company's products are generally integrated into enterprise systems involving sophisticated hardware and complex software products which may not be Year 2000 compliant. In addition, in some cases even certain earlier Year 2000 compliant versions of the Company's software, while compatible with earlier, non-Year 2000 compliant versions of other software products with which Concur's software is integrated, are not compatible with certain more recent Year 2000 compliant versions of such other software providers. While the Company does not believe it has any obligation under this circumstance given that these customers using the Company's older versions of its software products would in any case be required to upgrade in order to be compatible with newer versions of other companies products, there can be no assurance that the Company will not be subject to claims or complaints by its customers. Success of the Company's Year 2000 compliance efforts may depend on the success of its customers in dealing with their Year 2000 issues. The Company sells its products to companies in a variety of industries, each of which is experiencing different Year 2000 compliance issues. Customer difficulties with Year 2000 issues might require the Company to devote additional resources to resolve underlying problems.Although the Company has not been a party to any litigation or arbitration proceeding to date involving its products or services and related to Year 2000 compliance issues, there can be no assurance that the Company will not in the future be required to defend its products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, and any liability of the Company for Year 2000-related damages, including consequential damages, would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company believes that purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance or defer additional software purchases until after 2000. As a result, some customers and potential customers may have more limited budgets available to purchase software products such as those offered by the Company, and others may choose to refrain from changes in their information technology environment until after 2000. To the extent Year 2000 issues cause significant delay in, or cancellation of, decisions to purchase the Company's products or services, the Company's business, results of operations and financial condition would be materially adversely affected.



     The Company and the Task Force are also reviewing the Company's internal management information and other systems in order to identify any products, services or systems that are not Year 2000 compliant, in order to take corrective action. To date, the Company has not encountered any material Year 2000 problems with its computer systems or any other equipment that might be subject to such problems. The Company's plan for the Year 2000 calls for compliance verification of external vendors supplying software and information systems to the Company and communication with significant suppliers to determine the readiness of third parties' remediation of their own Year 2000 issues. As part of its assessment, the Company is evaluating the level of validation it will require of third parties to ensure their Year 2000 Compliance and expects to circulate letters to its suppliers and other business partners requesting their Year 2000 Compliance status. The Company is taking steps with respect to new supplier agreements to ensure that the suppliers' products and internal systems are Year 2000 compliant. In the event that any such third parties' products, services or systems do not meet the Year 2000 requirements on a timely basis, the Company's business, results of operations and financial condition could be materially adversely affected. The Company could also experience material adverse effects on its business, results of operations and financial condition if it fails to identify all Year 2000 dependencies in its systems and in the systems of its suppliers, customers and financial institutions. Therefore, the Company plans to develop contingency plans for continuing operations in the event such problems arise, but does not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. The Company has not completed its Year 2000 investigation, and there can be no assurance that the total cost of Year 2000 compliance will not be material to the Company's business, results of operations and financial condition. There can be no assurance that the Company will identify and remediate all significant Year 2000 problems on a timely basis, that remediation efforts will not involve significant time and expense, or that unremediated problems will not have a material adverse effect on the Company's business, results of operations and financial condition.


ACQUISITION OF 7SOFTWARE


     On June 30, 1998, the Company acquired 7Software, a privately-held software company and the developer of CompanyStore. As of the date of acquisition, the CompanyStore developmental project consisted of ongoing research and development efforts in the following areas: compatibility with additional databases; compatibility with additional enterprise resource planning platforms; multiple catalog support; fundamental redesign of the user interface; and redesign and rewriting of the administrative functionality.



     Based on the Company's estimates, the remaining research and development efforts relating to the completion of the CompanyStore technology were expected to continue into the first quarter of fiscal 1999, the anticipated product release date. Accordingly, the cost to complete the in-process technology was estimated based on the number of man-months required to reach technological feasibility for the CompanyStore technology, the type of professional and engineering staff involved in the completion process and their fully burdened monthly salaries. The Company estimated the direct costs to achieve technological feasibility to be approximately $307,000. Beyond this period, the Company estimated significantly less expense to support and maintain active products identified at the acquisition date to be in-process technology. If the in-process projects contemplated in the Company's forecast are not successfully developed, future revenue and profitability might be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.



     In connection with the acquisition, the Company determined the fair value of all identifiable assets, including technology assets, for purposes of allocating the purchase price. To determine the value of the acquired in-process research and development, the expected future cash flows of the in-process technology were based on forecasts of future results that the Company believes are likely to occur. The future cash flows were discounted taking into account the state of development of the in-process project, the cost to complete that project, the expected income stream, the life cycle of the product ultimately developed, and the associated risks. Such risks include, but are not limited to, the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility, and the risks related to the viability of and potential changes to future markets. This analysis resulted in amounts assigned to the acquired in-process research and development projects that have not yet reached technological feasibility (as defined and utilized by the Company in assessing software capitalization) and do not have alternative future uses.



     Revenues and related expenses for the in-process technology were estimated from the acquisition date through the end of Concur's fiscal 2002. The Company's analysis considered the anticipated product release date for the acquired CompanyStore developmental project. The overall life of the in-process technology was estimated to be approximately four years for the CompanyStore technology. The Company's aggregate projections reflect revenue growth in earlier periods resulting from an expanding market for procurement software products. Operating expenses, including general and administrative, marketing and sales, were based on anticipated costs after the 7Software operations were merged into Concur's operating structure.



     The Company discounted the net cash flows of the in-process technology to their present value using a discount rate of 35%. This was determined to be higher than Concur's weighted average cost of capital ("WACC") due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than WACC, the Company has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.



     The CompanyStore developmental project, as of the acquisition date, was estimated to be developed during the fourth quarter of 7Software's fiscal 1998 and fiscal 1999 and released during Concur's fiscal 1999. The Company continues to expect to achieve the forecasted revenue attributable to the in-process project, as set forth in the valuation, when it is released. Because the Company believes that it will achieve revenue levels and incur product development costs similar to those originally estimated, it expects only slight variations between assumptions and actual results. Therefore, the Company does not anticipate any material impact on operations or financial position unless the in-process project is not completed.

                                    BUSINESS


     The following description contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such results to differ include but are not limited to those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


OVERVIEW


     Concur is a leading provider of Intranet-based employee-facing applications that extend automation to employees throughout the enterprise and to partners, vendors and service providers in the extended enterprise. The Company's Xpense Management Solution ("XMS") and CompanyStore products automate the preparation, approval, processing and data analysis of travel and entertainment ("T&E") expense reports and front-office procurement requisitions. Concur believes it is the leading provider of T&E expense management solutions, based on a combination of the number of customers it serves and the features its solutions provide. Since the introduction of XMS in 1996, the Company has licensed its products to over 150 enterprise customers for use by over 800,000 end users. Through its June 1998 acquisition of 7Software, Inc., the Company added the CompanyStore front-office procurement application to its product suite. By automating manual, paper-based processes, the Company's products reduce processing costs and enable customers to consolidate purchases with preferred vendors and negotiate vendor discounts.


INDUSTRY BACKGROUND

     In response to increasingly competitive conditions worldwide, businesses are seeking cost savings and productivity gains through business process automation. Rather than internally developing applications to automate business processes, companies are increasingly turning to independent software vendors for solutions in areas such as finance and accounting, manufacturing, human resources, supply chain management, customer support and sales force automation. These solutions have traditionally targeted discrete functional or department level business processes involving relatively few employees.

     Businesses are now seeking similar applications to replace manual, paper-based processes involving the vast majority of employees throughout the enterprise. Such "employee-facing" business processes include T&E expense management, front-office procurement, human resources self-service, time and billing, and facilities management. Typically, these processes are characterized by extensive corporate policies, detailed forms, manual data entry, multiple approvals, manual review and audit, manual financial system posting and cumbersome interactions with third-party suppliers and service providers.

     The emergence of the Internet and corporate Intranets has made it possible to deploy applications that reach all employees in the enterprise and to connect the enterprise to corporate partners, vendors and service providers. In addition, in contrast to traditional client-server applications, Intranet-based applications can be deployed rapidly and cost-effectively throughout the enterprise. The Internet also allows a software vendor to act as an outsourced enterprise service provider ("ESP"), delivering employee-facing applications through the Internet to reduce customers' up-front costs and IT infrastructure commitments.


     Companies automating employee-facing business processes can realize significant operating cost savings through reduced processing costs, consolidated purchases with preferred vendors and negotiated vendor discounts. For example, according to the 1997 American Express T&E Management Process Study (the "American Express Study") published in 1997 by American Express, a subsidiary of which became a stockholder of the Company in August 1998, corporations on average spend $36 per T&E expense report processed, factoring in costs such as employee time required to complete expense reports, management approvals and administrative processing of expense reports, but can reduce such costs to as little as $8 through best-in-class automation. Savings of this magnitude on a per transaction basis are significant for enterprises with large numbers of similar transactions. Based on the savings suggested by the American Express Study, businesses that process from 1,000 to 5,000 T&E expense reports per month might achieve savings ranging from $300,000 to $1.5 million per year. Similar savings can be achieved by automating front-office procurement. The Company believes that companies typically spend in excess of $75 to process each requisition, which can be reduced to approximately $25 using best-in-class automation. Automation not only can lower the cost of processing expense reports and procurement requisitions, but also can provide information that can be used to negotiate discounts from vendors and service providers. Based on the amounts spent on T&E and front-office procurement, even a small percentage reduction in vendor charges can result in significant savings. For example, the American Express Study reported that U.S. businesses spent $156 billion in 1996 on direct T&E expenses such as airfare, hotel stays and car rentals.


     The Company believes that the substantial potential savings from processing cost reductions and vendor discounts, coupled with the emergence of Intranet technologies, has created a significant demand for employee-facing applications. The Company further believes that the most successful employee-facing applications will improve the efficiency of T&E expense management, front-office procurement and other similar business processes and will be (i) based on Internet technologies, (ii) rapidly deployable and highly scalable, (iii) offered as part of an integrated suite of related applications, (iv) integrated with enterprises' existing IT infrastructures and (v) capable of linking businesses with their corporate partners, vendors and service providers through the Internet. Successful providers of such employee-facing applications will be able to deliver cost savings and other tangible benefits to corporate management, meet the needs of enterprise IT professionals and reduce burdens on employees.


THE CONCUR SOLUTION


     Concur is a leading provider of Intranet-based employee-facing applications that extend automation to employees throughout an enterprise and to partners, vendors and service providers in the extended enterprise. The Company's XMS and CompanyStore products automate the preparation, approval, processing and data analysis of T&E expense reports and front-office procurement requisitions. Concur believes that it is the leading provider of T&E expense management solutions based on a combination of the number of customers it serves and the features its solutions provide. Since the introduction of XMS in 1996, the Company has licensed its products to over 150 enterprise customers for use by over 800,000 end users. By acquiring 7Software in June 1998, the Company added the CompanyStore front-office procurement application to its product suite. The Company's products benefit a number of constituencies within the enterprise, including corporate management, IT professionals and employees, in the following ways.


  Benefits for Corporate Management


     Reduced Processing Costs. XMS and CompanyStore can significantly reduce the amount of labor associated with manual, paper-based T&E expense management and front-office procurement systems, by automating the process of preparation, approval, processing and data analysis. Concur believes that companies using its solutions as part of best-in-class processes can achieve significant cost savings. According to the American Express Study, corporations on average spend $36 per T&E expense report processed, but can reduce such costs to as little as $8 through best-in-class automation. Similarly, industry estimates indicate that companies typically spend in excess of $75 to process each requisition for front-office goods and services. The Company believes that this estimate is typical and that enterprises using best-in-class automation for such processes can reduce that cost to approximately $25.


     Improved Supplier Management. Concur's products enable customers to collect and analyze data on T&E expenses and front-office procurement. Customers can use this data to help consolidate purchases with preferred vendors, negotiate vendor discounts and monitor compliance with pre-negotiated rates. The Company believes that the savings from improved supplier management can be substantial. For example, one XMS customer informed the Company that, after implementing XMS, it was able to reduce its annual spending on air travel by 5% to 10%.

     Improved Cash Management. Concur's products enable customers to improve their cash management positions and cash forecasting abilities by controlling the timing of payments to T&E and front-office suppliers and vendors.

     Improved Policy-Making and Monitoring. Concur's products facilitate budgeting, policy-making and trend analysis, and monitoring of compliance with corporate policy.

  Benefits for IT Professionals

     Rapid Deployment. Concur's Intranet-based products are designed to be deployed rapidly within today's existing corporate IT infrastructures without requiring modifications to customer systems. Concur offers applications configured to customer requirements rather than solutions customized on a customer-by-customer basis. Once installed on a customer's Intranet servers, Concur's products can reach employees enterprise-wide. For example, one Concur customer recently deployed XMS to over 25,000 employees within 90 days after the customer began its rollout, and another customer deployed CompanyStore within five weeks.

     Enterprise-Wide Scalability. Concur's Intranet-based products are designed to reach employees throughout the enterprise, regardless of the organization's size. The Company has licensed its products to customers seeking to deploy to as few as 100 employees and as many as 80,000 employees, with the largest installation to date being a site with over 50,000 employees.

     Leverage of Existing IT Infrastructure. Because most businesses operate in a heterogeneous computing environment, XMS is designed to interact and interoperate with a broad range of software platforms and products, including multiple operating systems, browsers, databases, accounting packages and major ERP programs such as SAP, PeopleSoft and Oracle. CompanyStore currently supports SAP R/3 and Microsoft SQL server, and the Company intends to enhance CompanyStore to support other major platforms.


     Connectivity to Third Parties. The Company's Intranet-based products are designed to enable enterprises to link their systems with those of their corporate partners, vendors and service providers, including corporate charge card providers such as American Express, travel booking applications and suppliers such as BT Office Products International, Inc.


  Benefits for Employees

     Faster Reimbursement and Order Fulfillment. Concur's solutions enable businesses to reduce the time required to reimburse employees for their T&E expenses and to fulfill front-office requisitions. Features that expedite the process include automated electronic approval routing, links to automatic deposit systems, links with approved vendors, on-line status updates and automatic posting to ERP and financial programs. The American Express Study reported that the time from submission of an expense report to reimbursement could be reduced from an average of 22 days to as few as three days using best-in-class automation processes.


     Ease of Use. Concur's products contain easy-to-use features and functions that reduce the time users spend preparing T&E expense reports and front-office requisitions. XMS uses corporate credit card information to "prepopulate" a user's expense report automatically. Both XMS and CompanyStore also prepopulate expense reports and requisition forms based on past experience and preferences. In addition, corporate policies and preferred vendors can be integrated into the applications, and detailed explanations of corporate policies are available on-line. These features reduce errors, save user time and effort, and improve expense reconciliation.


STRATEGY

     Concur's objective is to be the leading provider of Intranet-based employee-facing applications that extend automation to employees throughout the enterprise and to partners, vendors and service providers in the extended enterprise. Key elements of the Company's strategy include:

     Extend Leadership Position. Concur intends to extend its leadership position in T&E expense management solutions and to leverage that position to sell CompanyStore, its recently acquired front-office procurement product. In order to accommodate anticipated future demand for its products, the Company intends to increase the size of its direct sales and telesales organizations significantly. Concur believes that expanding its sales and marketing organization will enhance its ability to sell its products to new customers globally. The Company also believes that an expanded sales force will allow it to sell CompanyStore and future applications to its current customers.

     Expand Product Functionality. Concur plans to continue its innovation and development of advanced features and functionality for its T&E expense management and front-office procurement solutions. The Company plans to add functionality to XMS, including features such as localized versions for additional foreign countries and enhanced integration with on-line travel booking applications such as American Express Interactive. Concur also plans to enhance CompanyStore by expanding its features and functionality, adding support for additional databases and ERP platforms, enhancing catalog support and integrating CompanyStore into its product suite through the Concur Common Platform, the common technology platform being built by the Company to standardize all of the software architecture in its application suite.

     Extend and Integrate Product Suite. The Company plans to extend its employee-facing application suite by acquisition and internal development. Concur expects to target additional employee-facing applications that can offer compelling benefits to the enterprise such as human resources self-service, time and billing, and facilities management applications. To create an integrated suite of applications, the Company is pursuing development of a common user interface and a common technology platform. The common user interface, known as Employee Desktop, is a personalized Web page on the corporate Intranet that provides a centralized location for all employee-facing applications. The technology platform, known as the Concur Common Platform, will standardize the software architecture underlying all applications in the suite. The Company believes that the benefits of an integrated suite include ease of use and reduced IT burden as a result of common technology.


     Expand International Presence. Concur believes that considerable untapped demand exists for its products outside of the United States. For fiscal 1998 the Company's international revenues accounted for less than five percent of its total revenues. The Company intends to accelerate its investment in international sales and marketing in an effort to increase sales of its employee-facing applications worldwide. It also plans to add new features and functionality to XMS and CompanyStore to accommodate accounting, customs, currency and tax requirements of foreign jurisdictions.


     Extend Relationships With Strategic Third Parties. Concur intends to expand its relationships with existing strategic referral partners and to develop additional relationships with providers of complementary third-party applications and products. The Company has developed strong lead generation relationships with leading corporate charge card providers such as American Express, Diners Club and Citibank, N.A., and intends to establish similar relationships with purchasing card providers and systems integration and consulting firms. The Company intends to integrate XMS with automated travel booking applications to provide its customers with an end-to-end travel booking solution that encompasses booking, reporting and analysis, and to integrate CompanyStore with leading front-office supply vendors to provide its customers with greater access to those vendors.


     Offer Enterprise Service Provider Solutions. In addition to licensing its software, Concur plans to offer its solutions as an Internet-based ESP on a per-transaction pricing basis to companies seeking to outsource their employee-facing business applications. The Company expects that this opportunity will be particularly attractive to middle-market customers (100-750 licensed end users), which typically have limited IT staffing and budget. The Company plans to offer its outsourced ESP products starting with XMS in the middle of calendar 1999 and continuing with CompanyStore in fiscal 2000.


     The Company's strategy involves substantial risk. There can be no assurance that the Company will be successful in implementing its strategy or that it will lead to achievement of the Company's objectives. If the Company is unable to implement its strategy effectively, the Company's business, results of operations and financial condition would be materially adversely affected.

PRODUCTS AND TECHNOLOGY


     The Company's current product line consists of XMS, its market-leading T&E expense management application, and CompanyStore, its newly-acquired front-office procurement application. Substantially all revenues to date have been derived from XMS and related services. The Company shipped an enterprise-wide, client-server based version of XMS in July 1996, and shipped the Intranet-based version of XMS in March 1998. For customers without corporate Intranets or for users not connected to the Internet, the Company provides a disconnected Windows-based version of XMS, which is interoperable with the Intranet version of XMS. Concur has licensed XMS to over 150 companies for use by over 800,000 end users. By acquiring 7Software in June 1998, the Company added CompanyStore to its product suite. The Company generally offers licenses for its software based on the number of users or employees at a given enterprise. The typical order size for the Company's products and services ranges from $50,000 to $500,000, with certain transactions that have been greater than $1 million.

  Xpense Management Solution

     XMS automates the T&E expense management process, including report preparation, approval, processing and data analysis.

     Report Preparation. XMS includes a number of features that facilitate report preparation for the end-user. The application uses corporate credit card information to prepopulate a user's expense report with transaction data covering a variety of the information required for the expense report, including transaction date, type of expense, vendor, location, method of payment, currency amount and foreign currency conversion. Using a graphical user interface, the employee supplies additional expense-related information by using pull-down menus. To eliminate the task of sorting receipts, XMS allows the user to enter data in any order. The HotelXpert feature of the program automates the complicated process of itemizing hotel receipts. With each use of XMS, the application retains commonly incurred expense information and uses this information to help complete the next expense report. Other ease-of-use features include simple "checkbook" style input screens, the ability to create "attendees" lists, mileage reimbursement tracking and automatic flagging of non-compliant and incomplete entries.

     Report Approval. XMS allows each enterprise to determine how expense reports should be processed, whether by submission to a manager for approval before processing or by submission to the accounting department for immediate review and payment. Once the report is submitted, the approver receives an e-mail message containing an Intranet link to XMS, where all reports awaiting approval are listed. XMS can be configured to route the report for approval based on cost center, dollar limit or other criteria. Items that do not comply with corporate policy can be automatically flagged for review, allowing approvers to focus on problematic items. Approvers can reject individual line items, while allowing the rest of the report to continue in the approval process. Once approved, the report is automatically forwarded to the next phase in the process or to the enterprise's accounting department, and the user is notified of the action.

     Report Processing. XMS streamlines back-office processing of expense reports in a number of ways. Because all expense reports are prepared electronically, the processing department no longer needs to check the arithmetic of each report manually. Moreover, businesses can greatly reduce the time spent auditing reports by choosing to audit only those reports flagged by XMS as not compliant with corporate T&E expense policies. In addition, XMS reduces the number of status inquiries between employees and processing departments by automatically updating the status of reports in the database, and alerting employees via e-mail to the status of their reports. XMS allows significant time savings by automatically posting expense report information to the enterprise's ERP or accounting package, eliminating the manual re-entry of these data. XMS further simplifies processing by producing bar-coded receipt submission cover pages to validate delivery of receipts associated with expense reports. XMS also helps companies claim reimbursement of tax credits by tracking VAT, GST and other international taxes.

     Data Analysis. XMS utilizes business intelligence software to analyze expense data. This information can be presented graphically in various display formats and allows travel managers to determine total spending according to vendor, location or other user-defined criteria. Informed by this data, managers can analyze trends and determine methods for controlling costs or negotiating more favorable terms with vendors. Managers can also analyze the data to monitor compliance with corporate travel policies and determine if policy modifications are appropriate.

     The following table describes significant features and potential benefits of XMS:

--------------------------------------------------------------------------------------------
                                     REPORT PREPARATION
--------------------------------------------------------------------------------------------

  FEATURES                                     BENEFITS

  Prepopulates report with corporate credit    Speeds report preparation time
  card transactions
                                               Reduces input mistakes
  Retains commonly incurred expense
  information                                  Reduces queries and dependence on accounting
                                               department
  Simplifies receipt entry
                                               Ensures submission of all applicable expenses
  Itemizes hotel receipts automatically
                                               Increases employee use of corporate credit
  Prevents submission of incomplete reports    card
  Built-in attendee lists, mileage
  reimbursement tracking, foreign currency
  translation
--------------------------------------------------------------------------------------------
                                      REPORT APPROVAL
--------------------------------------------------------------------------------------------

FEATURES                                       BENEFITS

  Automatic routing of reports                 Speeds approval time
  Flags non-compliant expenses                 Increases compliance with corporate policies
  Line-item approval of reimbursement data     Facilitates more efficient use of management
                                               resources
  Approver notification
--------------------------------------------------------------------------------------------
                                     REPORT PROCESSING
--------------------------------------------------------------------------------------------

FEATURES                                       BENEFITS

  Integrates travel expense data with          Facilitates more efficient use of processing
  back-office systems                          resources
  Flags non-compliant expenses                 Speeds report processing and employee
                                               reimbursement
  Provides automatic status updates
                                               Reduces human error
  Bar-codes receipt submissions
                                               Reduces queries and dependence on accounting
  Tracks VAT, GST and other foreign taxes      department
  Verifies arithmetic                          Identifies tax credits
--------------------------------------------------------------------------------------------
                                       DATA ANALYSIS
--------------------------------------------------------------------------------------------

FEATURES                                       BENEFITS

  Presents travel expense data graphically     Supplies data needed for vendor rate
                                               negotiation
  Allows customer to sort data by employee,
  vendor and type of expense                   Facilitates vendor consolidation
  Drill-down capability                        Identifies trends and problem areas
                                               Allows monitoring of compliance with vendor
                                               commitments and corporate travel policies
--------------------------------------------------------------------------------------------

  CompanyStore

     CompanyStore automates the front-office procurement process, including order preparation, approval, processing and data analysis. CompanyStore, which was acquired by the Company in its June 1998 acquisition of 7Software, has been licensed to two customers. The Company is currently developing version 2.0 of CompanyStore. See "Risk Factors--Risk Associated with Acquisitions Generally" and "--Risks Associated with Expansion into New Market."

     Order Preparation. CompanyStore utilizes a customer-specific electronic catalog of preferred vendors and commonly requested goods and services such as office supplies, computers and other equipment. Using a graphical user interface, requisitioners browse the catalog to select and order items and place them in an electronic "shopping basket." Catalog materials can be updated by either the enterprise or the vendor. CompanyStore contains links to vendor Web sites, allowing the requisitioner to obtain detailed product information. To make the ordering process easier, CompanyStore retains information about the user, including name, employee identification, shipping address, accounting information and frequently ordered products. To reduce delays and unnecessary processing iterations, CompanyStore prevents submission of incomplete orders.

     Order Approval. CompanyStore allows an enterprise to determine how requisitions should be processed, whether by submission to a manager for approval before processing or by submission to the purchasing department for immediate processing. Once the order is submitted, an e-mail notification of the order is automatically sent to the specified approver. The e-mail contains a link to a personalized "approval" Web page, which lists all purchase requisitions that are awaiting approval by the particular approver. Using the Web page, the approver specifies which requisitions to approve in each order. CompanyStore enables the customer to configure approval rules based on cost center, dollar limit, material type or other criteria. CompanyStore enables authorization of orders based on digital signatures and prohibits the release of orders without required approval.

     Order Processing. CompanyStore streamlines processing of front-office requisitions in a number of ways. The customer's purchasing department selects the items and vendors to be included in the CompanyStore electronic catalog. After approval, orders are sent to the purchasing department to be processed and progress reports are delivered to the requisitioner automatically, reducing the number of status inquiries between the requisitioner and the purchasing department. CompanyStore can be integrated into the customer's accounting package so that the order can be entered into the purchasing system automatically, allowing significant time savings. CompanyStore allows approved requisitions to be sent directly to vendors via fax, e-mail or electronic data interchange.

     Data Analysis. CompanyStore consolidates purchasing data, allowing managers to determine spending according to cost center, time period, employee and supplier. This data allows managers to determine how best to control costs, negotiate more favorable supplier arrangements and consolidate vendors. Managers can analyze the data to monitor compliance with corporate purchasing policies and vendor commitments.

     The following table describes significant features and potential benefits of CompanyStore:

--------------------------------------------------------------------------------------------
                                     ORDER PREPARATION
--------------------------------------------------------------------------------------------

 FEATURES                                      BENEFITS

 Simple point-and-click ordering               Speeds order time
 Customer-specific electronic catalog stores   Directs orders to preferred vendors
 preferred vendors and commonly requested
 goods and services                            Reduces errors
 Retains user information, including shipping  Detailed product descriptions available information, frequently ordered products and
 purchasing card information                   Reduces queries and dependence on purchasing
                                               department
 Prevents submission of incomplete orders
 Internet links to vendor Web sites
--------------------------------------------------------------------------------------------
                                       ORDER APPROVAL
--------------------------------------------------------------------------------------------

FEATURES                                       BENEFITS

 Automatically e-mails order to designated     Speeds approval time
 approver
                                               Reduces errors
 Digital signatures for order authorization
                                               Decreases purchasing in violation of company
 Automated approval controls based on user     procedures
 signing authority
                                               Facilitates more efficient use of management
                                               resources
                                               Increases compliance with corporate policies
--------------------------------------------------------------------------------------------
                                      ORDER PROCESSING
--------------------------------------------------------------------------------------------

FEATURES                                       BENEFITS

 Integrates purchasing data with back-office   Speeds fulfillment time
 systems
                                               Reduces lost orders
 Sends approved requisitions directly to
 vendor or to enterprise's purchasing system   Facilitates more efficient use of processing
                                               resources
 Updates requisitioner on order progress
                                               Improves consistency of items ordered
 Purchasing department determines items
 available in catalog                          Allows vendor consolidation
 Prohibits release of orders without required
 approval
--------------------------------------------------------------------------------------------
                                       DATA ANALYSIS
--------------------------------------------------------------------------------------------

FEATURES                                       BENEFITS

 Allows customers to track spending by         Identifies trends and problem areas
 multiple factors, including cost center,
 time period, employee and supplier            Supplies data needed for vendor rate
                                               negotiation
                                               Allows monitoring of compliance with vendor
                                               commitments
                                               Facilitates vendor consolidation
--------------------------------------------------------------------------------------------

  Product Architecture

     The following diagram illustrates the key features of the Company's product architecture:

                                 PRODARCH CHART
---------------

* The Concur Technology Platform shown is currently in place in XMS. The Company is integrating CompanyStore and intends to integrate future applications into an enhanced version of this platform, which will be known as the Concur Common Platform.

     The Company's two applications, XMS and CompanyStore, operate on advanced IT platforms and are scalable and configurable. XMS and CompanyStore are built on a multi-tiered architecture. XMS has a separate client, application server and database server built using a COM-based architecture. CompanyStore currently has separate client and server layers and is migrating to the COM model. In addition, a common application server model, the Concur Common Platform, is being built for both applications which will contain all common business logic, including workflow, user management, security, business rules, business intelligence and messaging. See "Risk Factors--Limited Experience with Large Scale Deployment."

     The XMS application server contains all of the business logic, is COM based and is built using Microsoft Visual C++. The CompanyStore application is being adapted to the Concur Common Platform, which is currently under development. The application server layer can be extended using off-the-shelf tools such as Microsoft Visual Basic. The application server operates on Windows NT 4.0 and, for browser-based clients, supports both the Microsoft Internet Information Server and the Netscape Enterprise Server.

     The XMS application server supports Oracle, Sybase and Microsoft SQL server databases and integrates with multiple ERP systems, including SAP, PeopleSoft, Oracle and existing legacy systems. The CompanyStore application server supports the Microsoft SQL server database and integrates with SAP R/3, and the Company intends to integrate the CompanyStore application server with other database and ERP systems in the future.

     Browser-based clients run on versions of Microsoft Internet Explorer 3.02 and above and Netscape Navigator 3.0 and above, utilizing primarily HTML and JavaScript via Microsoft's Active Server Pages technology. Operating systems supported include Microsoft Windows 3.11, Windows 95, Windows 98 and Windows NT
4.0. The Windows-based XMS client is written utilizing Microsoft Visual C++, and is fully functional in a disconnected environment.

SERVICES


     The Company's professional services organization was formed in 1996 to offer consulting, customer support and training in connection with licenses of XMS. The Company believes that services are an important part of its success and consequently the Company has expanded its professional services organization to offer similar services in connection with licenses of CompanyStore. See "Risk Factors --Dependence on Service Revenues."


     Consulting. The Company offers a variety of consulting services in connection with licenses of XMS and CompanyStore. Concur's consulting staff meets with customers prior to product implementation to review the customer's existing business processes and IT infrastructure, and to provide advice on ways to improve these processes using industry best practices. Thereafter, Concur's consultants install, configure and test the application and integrate it with the customer's existing ERP and employee reimbursement systems. Concur's consultants also help customers implement bar-coding processes and develop a strategy for the customers' enterprise-wide deployment of the application.

     Customer Support. The Company provides product upgrades and customer support through its "CustomerOne" customer support program. Customers generally purchase the first year of the CustomerOne program at the time they license an application; thereafter, support may be renewed on an annual basis. Customer support personnel are available 24 hours a day, seven days a week. The Company also offers Internet-based support that features an on-line knowledge base.

     Training. The Company offers a variety of training programs for XMS and CompanyStore. These classes are tailored to particular user groups, such as end users, help desk personnel and trainers. Training classes are offered at customer sites and also at the Company's headquarters in Redmond, Washington. The Company plans to begin providing training classes for third-party service providers, such as systems integrators, as it expands its relationships with such parties.

CUSTOMERS

     The Company has licensed its applications to over 150 enterprise customers in a wide range of industries. The following table lists certain of the Company's significant customers in fiscal 1996, 1997 and 1998:


TECHNOLOGY/TELECOMMUNICATIONS/MEDIA          CONSUMER
AT&T Corp.                                   Anheuser-Busch Companies Inc.
American Management Systems, Inc.            Avon Products, Inc.
Computer Sciences Corporation                Eastman Kodak Company
Hewlett-Packard Company                      The Gap, Inc.
Lucent Technologies, Inc.                    The Gillette Company
The New York Times Company                   J.C. Penney Company, Inc.
Quantum Corporation                          Levi Strauss & Co.
Reuters Limited                              Maytag Corporation
Seagate Technology, Inc.                     FINANCIAL SERVICES
Sprint Corporation                           ABN Amro Holding N.V.
Texas Instruments Incorporated               Bear Stearns & Co. Inc.
The Times Mirror Company                     Comdisco, Inc.
Tivoli Systems, Inc.                         Dresdner Kleinwort Benson
Visio Corporation                            J & H Marsh & McLennan, Inc.
INDUSTRIAL/MANUFACTURING                     Lehman Brothers Inc.
Case Corporation                             Royal Insurance
E.I. du Pont de Nemours and Company          OTHER
Guardian Industries Corporation              American Airlines, Inc.
Northrop Grumman Corporation                 Battelle Memorial Institute
Monsanto Company                             Broken Hill Proprietary Company Limited
Solutia, Inc.                                Exxon Corporation
PHARMACEUTICAL/HEALTH CARE                   Harvard College
Columbia/HCA Healthcare Corporation          Ontario Ministry of Labour
Merck, Sharpe & Dohme Limited                J. Walter Thompson
Pfizer Inc.                                  Texaco Inc.
Pharmacia & Upjohn Co.
Tenet Healthcare Corporation


     In fiscal 1996, 1997 and 1998, no customer accounted for 10% or more of the Company's total revenues.

     The following case studies, which are based solely on information supplied by the respective subject companies and which the Company believes to be accurate in all material respects, illustrate how selected companies have used Concur products and services to address their T&E expense management and front-office procurement needs:

     Guardian Industries Corporation ("Guardian"). A leading manufacturer and fabricator of architectural and automotive glass and plastics, Guardian operates over 40 production facilities around the world and has approximately 1,000 employees travelling at any one time. Historically, Guardian's business travelers filed expense reports manually after each business trip. This paper-based process led to processing delays, significant employee time invested in filling out expense reports, and a lack of visibility into enterprise-wide T&E spending. Guardian implemented Concur's XMS application to address these issues, and realized significant advantages and cost savings as a result. For example, XMS saves employee time by decreasing time spent completing reports and allows management to analyze enterprise-wide T&E spending to formulate more effective travel policies, evaluate the performance of travel vendors and negotiate reduced costs with vendors. In fact, Guardian reduced its annual spending on air travel by 5% to 10% after implementing XMS.

     Case Corporation ("Case"). A leading designer, manufacturer and distributor of agricultural and construction equipment and provider of a broad array of financial services, Case has over 13,000 employees worldwide with 4,000 business travelers. Before implementing XMS, Case received as many as 5,000 T&E expense reports per month in a variety of formats, from handwritten reports to spreadsheets. This practice resulted in costly delivery methods (such as overnight delivery or facsimile), high processing costs, delays in reimbursement, and reports not in compliance with corporate policies. To address these problems, Case automated its T&E expense reporting process with XMS. Within nine months after deploying XMS on an enterprise-wide basis, the vast majority of Case's travelers were using XMS and receiving reimbursements through their regular paychecks. As a result, Case has significantly reduced travel expense reimbursement related costs. In addition, Case now reimburses employees and analyzes spending more effectively.

     Solutia, Inc. ("Solutia"). Solutia is a global company that applies its expertise in chemistry to the consumer, household, automotive and industrial products industries through 24 manufacturing sites worldwide. Solutia's nearly 9,000 employees include approximately 3,000 who are business travelers. At the time Solutia decided to reengineer its T&E expense management processes, it had 15 processing centers handling approximately 25,000 expense reports per year. Using XMS as the cornerstone of its reengineering effort, Solutia streamlined the preparation, approval and processing of expense reports, consolidated its 15 processing centers into one shared services center, and cut processing costs by over 50%.

     Visio Corporation ("Visio"). Through a worldwide network of offices, Visio develops, markets and sells drawing and diagramming software for PCs. After implementing SAP R/3, Visio sought an Intranet front-office procurement system to eliminate inefficiencies in its paper-based ordering and manual routing of front-office procurement requisitions. Visio required a system that was easy to use and would seamlessly integrate with SAP. After selecting CompanyStore, Visio implemented the application in only five weeks and immediately realized efficiencies in purchase order processing and product delivery. CompanyStore allows purchasing and procurement personnel to spend less time processing transactions and more time evaluating vendors and pricing strategies. Visio estimates that it will achieve approximately $1 million in savings in the first year of implementation, from such improvements as decreased requisition processing costs, decreased non-compliant spending, decreased time needed to process payables, and decreased time spent by budget managers gathering financial data.

SALES


     The Company sells its software primarily through its domestic direct sales organization, with sales professionals located in the metropolitan areas of Atlanta, Boston, Chicago, Columbus, Dallas, Detroit, Los Angeles, New York, Redmond, St. Louis, San Francisco and Washington, D.C. The Company also has sales professionals in Toronto, London and Sydney. The field sales force is complemented by direct telesales and telemarketing representatives based at the Company's headquarters in Redmond, Washington. Technical sales support is provided by sales engineers located in several of the field offices. The Company currently intends to add a significant number of sales representatives and sales engineers in other domestic and international locations. The Company uses a remarketer in New Zealand and plans to expand its remarketing channel to other international markets. The remarketer receives a referral fee from the Company for marketing the Company's products, and provides post-sale implementation and support of the Company's products. See "Risk Factors--Dependence on Direct Sales Model."


     The Company's direct sales force sells both XMS and CompanyStore. Since Concur's products affect employees throughout the enterprise, the sales effort involves multiple decision makers and frequently includes the chief financial officer, vice president of finance, controller and vice president of purchasing. While the average sales cycle varies substantially from customer to customer, for initial sales it has generally ranged from six to nine months. See "Risk Factors--Lengthy Sales Cycle."

  Strategic Marketing and Referral Relationships


     The Company has developed a number of strategic referral relationships. Under arrangements with American Express, the largest corporate charge card issuer in the United States, and its subsidiary TRS, American Express may, at its sole discretion, refer corporate charge card customers that seek a T&E expense management software solution to Concur. TRS also recently agreed to be a strategic marketer for the ESP version of XMS. Other key referral relationships include Citibank, N.A., Citicorp Diners Club Inc. and Geac Computer Corporation Ltd.

     The Company recently entered into a non-binding letter of intent, and is presently negotiating a definitive agreement, regarding a strategic marketing and referral arrangement with ADP. See "Summary--Recent Development."



     The Company's existing strategic relationships generally do not, and any future strategic relationships may not, afford the Company any exclusive marketing or distribution rights. Many of the Company's strategic partners have multiple strategic relationships, and there can be no assurance that the Company's strategic partners regard their relationships with the Company as significant for their own businesses or that they will regard it as significant in the future. In addition, there can be no assurance that such parties will not pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with the Company's products or services either on their own or in collaboration with others, including the Company's competitors. Further, the Company's existing strategic relationships may interfere with its ability to enter into other desirable strategic relationships. Any future inability of the Company to maintain its strategic relationships or to enter into additional strategic relationships will have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Need to Establish and Maintain Strategic Relationships" and "Certain Transactions."


MARKETING

     The Company's marketing efforts are directed at extending the Company's leadership position in T&E expense management applications and increasing its market share for CompanyStore. The Company's marketing programs are targeted at accounting, finance, purchasing and travel executives, and are focused on creating awareness of, and generating interest in, the Company's products.

     Concur engages in a variety of marketing activities, including developing and executing co-advertising and co-marketing strategies designed to leverage its existing strategic relationships, targeting additional strategic relationships, managing and maintaining the Company's Web site, issuing newsletters and direct mailings, creating and placing advertisements, conducting public relations campaigns, and establishing and maintaining close relationships with recognized industry analysts. The Company is an active participant in technology-related conferences and demonstrates its products at trade shows targeted at accounting, finance, purchasing and travel executives.

     The Company believes that demand is increasing, and will continue to increase, for employee-facing applications such as those sold by the Company. There can be no assurance that the Company will be able to expand its sales and marketing staff, either domestically or internationally, to take advantage of any increase in demand for employee-facing applications. The failure of the Company to expand its sales and marketing organization or other distribution channels could materially and adversely affect the Company's business, results of operations and financial condition. See "Risk Factors--Management of Growth," "--Dependence on Key Employees" and "--Need to Attract and Retain Qualified Personnel."

PRODUCT DEVELOPMENT

     The Company has been an innovator and leader in the development of employee-facing enterprise applications. The Company believes that it was one of the first to introduce a commercially successful T&E expense reporting application and that it pioneered a number of features that are now common throughout the T&E expense reporting field, such as prepopulation with corporate credit card transactions and automatic itemization of hotel bills. Concur's software development staff is responsible for enhancing the Company's existing products and expanding its product line. The Company believes that a technically skilled, quality oriented and highly productive software development organization will be a key component of the continued success of new product offerings. The Company expects that it will increase its product development expenditures substantially in the future.

     Concur's current product development activities focus on product enhancements to XMS and CompanyStore, development of the Concur Common Platform technology that will standardize the software architecture underlying all applications in the suite, and development of Employee Desktop, a personalized Web page on the corporate Intranet that will provide a centralized location for all employee-facing applications. Concur expects XMS enhancements to include features such as localized versions of XMS for foreign countries, and enhanced integration of XMS with on-line travel booking applications. Concur plans to enhance CompanyStore by expanding its features and functionality, adding support for additional databases and ERP platforms, enhancing catalog support and integrating CompanyStore into its product suite through the Concur Common Platform, which is currently under development. The Company plans to offer its applications through the Internet as an outsourced ESP starting with XMS in the middle of calendar 1999 and to provide CompanyStore as an ESP offering in fiscal 2000.


     There can be no assurance that these development efforts will be completed within the Company's anticipated schedules or that, if completed, they will have the features necessary to make them successful in the marketplace. Future delays or problems in the development or marketing of product enhancements or new products could result in a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Risks Associated with New Products and New Versions of Existing Products," "--Risks Associated with Unproven Enterprise Service Provider Model" and "--Risks Associated with the Internet."

COMPETITION

     The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's primary source of direct competition comes from independent software vendors of T&E expense management and front-office procurement applications. The Company also faces indirect competition from potential customers' internal development efforts and has to overcome potential customers' reluctance to move away from existing paper-based systems.


     The Company's major competitors in the T&E expense management field include Captura Software, Inc., Extensity, Inc., International Business Machines Corporation and Necho Systems Corporation. In addition, several major ERP vendors such as SAP AG, Oracle Corporation and PeopleSoft, Inc. have already developed T&E expense management products, and Oracle Corporation has developed a front-office procurement product. These companies have begun to sell these products along with their application suites. The Company's major competitors in the front-office procurement field include Ariba Technologies, Inc., Clarus Corporation, Commerce One, Inc., Harbinger Corporation, Netscape Communications Corporation, Trilogy Development Corporation and TRADE'ex Electronic Commerce Systems, Inc. In addition to its current competitors, the Company expects to face competition from new entrants including those ERP providers that do not already market a T&E expense management product. Most of the major ERP providers have a significant installed customer base and have the opportunity to offer additional products to those customers as additional components of their respective application suites.


     The Company believes that the principal competitive factors considered in selecting T&E expense management and front-office procurement applications are functionality, interoperability with existing IT infrastructure, price and an installed referenceable base of customers. The Company has learned from its customers that XMS tends to be 20% to 200% more expensive than other competing solutions, depending on the size and the nature of the transaction. Despite the disparity in price, the Company believes that it has a competitive advantage relative to competing solutions. With respect to functionality, the Company believes that it offers a product with more features than other competing products, and that it has often been the first to offer new and innovative features, such as prepopulation of transaction reports based on credit card information. Significantly, the Company believes it was the first provider of an Intranet-based T&E expense management solution. In addition, XMS was designed and built to interoperate with existing IT systems and can often be deployed on an enterprise customer's existing IT infrastructure. Many of the Company's competitors have chosen to develop their Intranet-based applications using Java, which the Company believes is difficult to deploy on a large scale within today's corporate IT infrastructure. With respect to price, the Company positions XMS as the premium product compared to the competition. The Company believes that this positioning does cause the Company to lose some potential transactions to competitors based on price. Finally, the Company believes that it has a larger customer base, spread across a wider variety of industries, than the Company's primary competitors. The Company believes that this large installed customer base helps the Company to secure additional customers.

     Many of the Company's competitors in both the T&E expense management and front-office procurement markets have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than the Company. Moreover, a number of the Company's competitors, particularly major ERP vendors, have well-established relationships with current and potential customers of the Company as well as with systems integrators and other vendors and service providers. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than can the Company.

     It is also possible that new competitors or alliances among competitors or other third parties may emerge and rapidly acquire significant market share. The Company expects that competition in its markets will increase as a result of consolidation and the formation of alliances in the industry. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, results of operations and financial condition. See "Risk Factors--Risks Associated with Expansion into New Market," "--Competition" and "--Need to Establish and Maintain Strategic Relationships."

INTELLECTUAL PROPERTY RIGHTS

     The Company's success depends upon its proprietary technology. The Company relies primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect its proprietary information. For example, the Company licenses rather than sells its software to customers and requires licensees to enter into license agreements that impose certain restrictions on licensees' ability to utilize the software. The Company currently holds no patents and does not have any patent applications pending. There can be no assurance that any copyrights or trademarks held by the Company will not be challenged and invalidated.

     As part of its confidentiality procedures, the Company enters into non-disclosure agreements with certain of its employees, consultants, corporate partners, customers and prospective customers. The Company also enters into license agreements with respect to its technology, documentation and other proprietary information. Such licenses are generally non-transferable and have a perpetual term. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use the Company's products or technology that the Company considers proprietary and third parties may attempt to develop similar technology independently. In particular, the Company provides its licensees with access to object code versions of its software, and to other proprietary information underlying the Company's licensed software. Policing unauthorized use of the Company's products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. The laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

     The Company is not aware that its products, trademarks, copyrights or other proprietary rights infringe the proprietary rights of third parties. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products Further, the Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. From time to time, the Company hires or retains employees or consultants (including through acquisition) who have worked for independent software vendors or other companies developing products similar to those offered by the Company. There can be no assurance that such prior employers will not claim that the Company's products are based on their products and that the Company has misappropriated their intellectual property. Any such claims, with or without merit, could cause a significant diversion of management attention, result in costly and protracted litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which would have a material adverse effect upon the Company's business, results of operations and financial condition. See "Risk Factors--Limited Protection from Proprietary Technology; Risks of Infringement."


EMPLOYEES


     As of October 31, 1998, the Company had approximately 231 full-time employees, five of whom were based in the United Kingdom, one in Canada and one in Australia. These included 68 engaged in research and development, 69 in sales and marketing, 64 in consulting, training and technical support and 30 in administration and finance. No employees are known by the Company to be represented by a collective bargaining agreement and the Company has never experienced a strike or similar work stoppage. The Company considers its relations with its employees to be good. The Company's ability to achieve its financial and operational objectives depends in large part upon its continuing ability to attract, integrate, retain and motivate highly qualified sales, technical and managerial personnel. Competition for such qualified personnel in the Company's industry is intense, particularly in the Seattle area in which the Company's headquarters is located and particularly with respect to software development and management personnel. In addition, competitors may attempt to recruit the Company's key employees. There can be no assurance that the Company will be able to attract or retain employees in the future. The Company is a party to employment agreements with certain of its employees. See "Risk Factors--Dependence on Key Employees," "--Need to Attract and Retain Qualified Personnel" and "Management--Employment Agreements."


FACILITIES


     The Company's principal administrative, sales, marketing and research and development facility is located in Redmond, Washington and consists of approximately 43,000 square feet of office space held under a lease that expires in January 2003. As of October 31, 1998, the Company also leased sales offices in Atlanta, Chicago, Dallas, Detroit, Los Angeles, New York, San Francisco, Sydney and London. For a discussion of certain risks associated with the Company's anticipated need for additional office space, see "Risk Factors--Management of Growth."


LEGAL PROCEEDINGS

     There are no material legal proceedings currently pending to which the Company is a party.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company:


             NAME                 AGE                     POSITION
             ----                 ---                     --------
S. Steven Singh...............    37     President, Chief Executive Officer and
                                         Director
Michael W. Hilton.............    34     Chairman of the Board and Chief Technical
                                         Officer
Jon T. Matsuo.................    39     Executive Vice President of Worldwide Sales
Sterling R. Wilson............    40     Chief Financial Officer and Vice President
                                         of
                                         Operations
Rajeev Singh..................    30     Vice President of Products
Frederick L. Ingham...........    31     Vice President of Business Development
John P. Russo, Jr.............    38     Vice President of Internet Application
                                         Services
Michael Watson................    51     Vice President of Professional Services
John A. Prumatico.............    50     Vice President of Human Resources
Jeffrey D. Brody(1)...........    38     Director
Norman A. Fogelsong(1)........    48     Director
Michael J. Levinthal(2).......    43     Director
James D. Robinson III(2)......    62     Director
Russell P. Fradin.............    43     Director Nominee
Edward P. Gilligan............    39     Director Nominee


---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     S. Steven Singh has served as the Company's President and Chief Executive Officer since February 1996. Mr. Singh served as the Chairman of the Board of Directors from the Company's inception until February 1996. Prior to joining the Company as an officer, Mr. Singh was General Manager of the Contact Management Division at Symantec Corporation ("Symantec") from June 1993 to February 1996. From February 1992 to June 1993, when it was acquired by Symantec, Mr. Singh was Vice President of Development for Contact Software International ("CSI"), a personal computer software publisher. Prior to joining CSI, Mr. Singh co-founded Eshani Corporation ("Eshani"), where he was President and Chief Executive Officer. Mr. Singh holds a B.S. in Electrical Engineering from the University of Michigan. Mr. Singh is the brother of Rajeev Singh, the Company's Vice President of Products.

     Michael W. Hilton co-founded the Company in August 1993 and has served as the Company's Chief Technical Officer since 1996. Mr. Hilton has served as a member of the Company's Board of Directors since its founding, and as Chairman of the Board since February 1996. Before co-founding the Company, Mr. Hilton served as Senior Development Manager at Symantec during 1993. Prior to his employment at Symantec, Mr. Hilton served as Director of Product Development for CSI's California office. Mr. Hilton also was a co-founder of Eshani, where he was Vice President of Product Development. Mr. Hilton holds a B.A. in Computer and Information Sciences and a B.S. in Mathematics from the University of California at Santa Cruz.

     Jon T. Matsuo joined the Company in July 1994 and currently serves as the Company's Executive Vice President of Worldwide Sales. Prior to joining the Company, Mr. Matsuo served as General Manager, Consumer Software Division of Delrina Corporation from June 1993 to July 1994. Mr. Matsuo's experience also includes senior marketing positions with CSI and Bluebird Systems, as well as eight years of experience with Deloitte Haskins & Sells in auditing, consulting and product management. Mr. Matsuo holds a B.B.A. in Accounting from the University of San Diego and is a Certified Public Accountant.

     Sterling R. Wilson joined the Company in May 1994 and currently serves as the Company's Chief Financial Officer and Vice President of Operations. Prior to joining the Company, Mr. Wilson served as Vice President of Operations and Chief Financial Officer at IntelliQuest, Inc., a leading provider of market research information, from July 1993 to May 1994. Mr. Wilson also served as Chief Financial Officer at CSI from 1992 to 1993. Mr. Wilson holds a B.B.A. in Accounting from California State University at Bakersfield (formerly California State College at Bakersfield) and is a Certified Public Accountant.

     Rajeev Singh co-founded the Company in August 1993 and currently serves as the Company's Vice President of Products. Previously, Mr. Singh acted as Director of Product Management of the Company. Prior to co-founding the Company, Mr. Singh served as a Software and Manufacturing Engineer at General Motors Corporation from July 1986 to January 1990 and he served as a Software Project Manager for the development of complex computer simulations at Ford Motor Company from January 1991 to March 1993. Mr. Singh holds a B.S. in Mechanical Engineering from Kettering University (formerly GMI Engineering and Management Institute). Mr. Singh is the brother of S. Steven Singh, the Company's President and Chief Executive Officer.

     Frederick L. Ingham joined the Company in January 1997 and currently serves as the Company's Vice President of Business Development. Prior to joining the Company, Mr. Ingham was Director of Business Development at Symantec from January 1995 to December 1996. From September 1992 to December 1994, Mr. Ingham worked as a Product Manager and Product Planner at Xerox Corporation. Mr. Ingham holds a B.A. in Economics from Yale University and an M.B.A. from the Wharton School of the University of Pennsylvania.

     John P. Russo, Jr. joined the Company in April 1996 and currently serves as the Company's Vice President of Internet Application Services. From September 1988 to April 1996, Mr. Russo was employed by Symantec, including as Director of Product Management from September 1994 to April 1996, and assisted with the integration of company acquisitions for Symantec's Productivity Applications Group. Mr. Russo holds a B.S. in Marketing from San Jose State University.

     Michael Watson joined the Company in August 1998 and currently serves as the Company's Vice President of Professional Services. Prior to joining the Company, Mr. Watson was Vice President of Consulting Services from June 1995 to August 1998 at Hyperion Software, where he also held various roles in the sales organization from October 1990 to June 1995. Mr. Watson also served as the National Director of Price Waterhouse's Applied Technology Center from 1986 to 1990. Mr. Watson holds a B.A. in Business Studies from Lanchester University (U.K.) and an M.B.A. from the Babcock Graduate School of Management at Wake Forest University.

     John A. Prumatico joined the Company in July 1998 and currently serves as the Company's Vice President of Human Resources. Prior to joining the Company, Mr. Prumatico was managing principal for John Prumatico & Associates, a consulting firm specializing in human resources leadership and organization development, which he founded in 1992. From April 1987 to October 1992, Mr. Prumatico was employed by Microsoft Corporation as the Director of Human Resources Development and Administration. Mr. Prumatico holds a B.S. in Management and Organization Development from the University of West Florida.

     Jeffrey D. Brody has served as a member of the Company's Board of Directors since October 1994. Since April 1994, Mr. Brody has been employed by Brentwood Venture Capital ("Brentwood"), a venture capital firm, where he has been a General Partner of Brentwood since October 1995. From 1988 to April 1994, Mr. Brody was Senior Vice President of Comdisco Ventures, a venture leasing company. Mr. Brody holds a B.S. in Engineering from the University of California at Berkeley and an M.B.A. from the Graduate School of Business at Stanford University. Mr. Brody is a member of the boards of directors of several private technology companies.

     Norman A. Fogelsong has served as a member of the Company's Board of Directors since July 1996. Since March 1989, Mr. Fogelsong has been a General Partner of Institutional Venture Partners, a venture capital firm. Between March 1980 and February 1989, Mr. Fogelsong was a General Partner of Mayfield Fund, a venture capital firm. Mr. Fogelsong holds a B.S. in Industrial Engineering from Stanford University, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School. Mr. Fogelsong is a member of the boards of directors of Aspect Telecommunications Corporation as well as several private technology companies.

     Michael J. Levinthal has served as a member of the Company's Board of Directors since April 1998. Since 1984, Mr. Levinthal has been a General Partner or managing director of various entities associated with Mayfield Fund, a venture capital firm. Mr. Levinthal holds a B.S. in Engineering, an M.S. in Industrial Engineering and an M.B.A. from the Graduate School of Business at Stanford University. Mr. Levinthal is a member of the boards of directors of Focal, Inc., InControl, Inc. and Symphonix Devices, Inc. as well as several private technology companies.

     James D. Robinson III has served as a member of the Company's Board of Directors since July 1998. Since 1994, Mr. Robinson has been the Chairman and Chief Executive Officer of RRE Investors, LLC, a private information technology venture investment firm. From 1977 to 1993, Mr. Robinson served as Chairman and Chief Executive Officer of American Express Company. Mr. Robinson holds a B.S. in Industrial Management from the Georgia Institute of Technology and an M.B.A. from Harvard Business School. Mr. Robinson is a member of the boards of directors of The Coca-Cola Company, Bristol-Myers Squibb Company, Cambridge Technology Partners and First Data Corporation as well as several private companies.


     Russell P. Fradin is expected to begin serving as a member of the Company's Board of Directors after the completion of the Offering. In 1996, Mr. Fradin joined ADP, where he served first as Senior Vice President before becoming Group President, Employer Services. Prior to joining ADP, Mr. Fradin was a senior partner of McKinsey & Company, and was associated with that firm for 18 years. Mr. Fradin holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.B.A. from the Harvard Business School.



     Edward P. Gilligan is expected to be appointed as a member of the Company's Board of Directors after the completion of the Offering. Mr. Gilligan has been President, Corporate Services Division, for TRS, since February 1996. From June 1995 to February 1996, Mr. Gilligan served as Executive Vice President of Travel Management Services for TRS. From September 1992 to June 1995, Mr. Gilligan was Senior Vice President and General Manager, Eastern Region, of American Express Travel Management Services. Mr. Gilligan holds a B.S. in Economics and Management from New York University.



     The Company's Bylaws, which will be in effect upon the completion of the Offering, provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.


COMMITTEES OF THE BOARD OF DIRECTORS

     The Compensation Committee of the Board of Directors consists of Mr. Brody and Mr. Fogelsong. The Compensation Committee makes decisions regarding all forms of salary, bonus and stock compensation provided to executive officers of the Company, the long-term strategy of employee compensation, the types of stock and other compensation plans to be used by the Company and the shares and amounts reserved thereunder, and any other compensation matters as from time to time directed by the Board.

     The Audit Committee of the Board of Directors consists of Mr. Levinthal and Mr. Robinson. The Audit Committee meets with the Company's independent auditors to review the adequacy of the Company's internal control systems and financial reporting procedures, reviews the general scope of annual audits and the fees charged by the independent accountants, as well as the performance of non-audit services by the Company's auditors, and reviews and makes recommendations to the Board of Directors regarding the fairness of any proposed transaction between the Company and any officer, director or other affiliate of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee of the Board of Directors was at any time since the formation of the Company an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Board of Directors of the Company or the Compensation Committee of the Board of Directors.


     Mr. Brody is the Managing Member of Brentwood VIII Ventures LLC, the General Partner of Brentwood Associates VI, L.P. and Brentwood Affiliates Fund II, L.P. Between October 1, 1994 and October 31, 1998, Brentwood Associates VI, L.P. and Brentwood Affiliates Fund II, L.P. purchased in the aggregate 1,529,365 shares of the Company's Series A Preferred Stock at a price of $1.3075 per share, 312,500 shares of the Company's Series B Preferred Stock at a price of $1.60 per share, 237,500 shares of the Company's Series C Preferred Stock at a price of $2.00 per share, 135,378 shares of the Company's Series D Preferred Stock at a price of $3.65 per share and 72,123 shares of the Company's Series E Preferred Stock at a price of $7.75 per share. In addition, The Schuster Revocable Trust dated February 10, 1995, Eric Chiu and James Mongiello, affiliates of Brentwood VIII Ventures LLC, purchased in the aggregate 12,500 shares of the Company's Series C Preferred Stock at a price of $2.00 per share and 2,580 shares of the Company's Series E Preferred Stock at a price of $7.75 per share. Mr. Brody also purchased 3,871 shares of the Company's Series E Preferred Stock at $7.75 per share.



     Mr. Fogelsong is a General Partner of Institutional Venture Management VII, L.P., the General Partner of Institutional Venture Partners VII, L.P. and IVP Founders Fund I, L.P. Between October 1, 1994 and October 31, 1997, Institutional Venture Management VII, L.P., Institutional Venture Partners VII, L.P. and IVP Founders Fund I, L.P. purchased in the aggregate 2,000,000 shares of the Company's Series C Preferred Stock at a price of $2.00 per share, 130,193 shares of the Company's Series D Preferred Stock at a price of $3.65 per share and 72,090 shares of the Company's Series E Preferred stock at a price of $7.75 per share.


DIRECTOR COMPENSATION

     Directors of the Company do not receive any cash compensation for their services as directors but are reimbursed for their reasonable travel expenses in attending meetings of the Board of Directors.


     The Company's Board of Directors adopted the 1998 Directors Stock Option Plan (the "Directors Plan") in August 1998 (to be effective upon the effective date of the Registration Statement for this Offering (the "Effective Date") and reserved a total of 240,000 shares of the Company's Common Stock for issuance thereunder. The Directors Plan was approved by the Company's stockholders in September 1998. Members of the Board of Directors who are not employees of the Company or any parent, subsidiary or affiliate of the Company are eligible to participate in the Directors Plan. The option grants under the Directors Plan are automatic and the exercise price of the options must be 100% of the fair market value of the Common Stock on the date of grant. Each eligible director who is or becomes a member of the Board of Directors on or after the Effective Date will automatically be granted an option for 20,000 shares of the Company's Common Stock on the later of the Effective Date and the date such director first becomes a member of the Board of Directors (an "Initial Grant"). The Initial Grants made on the Effective Date will have exercise prices equal to the initial public offering price. On the date of each Annual Meeting of Stockholders following the Effective Date, each eligible director who has served continuously as a member of the Board of Directors since the date of such director's Initial Grant will automatically be granted an option for 8,000 shares of the Company's Common Stock (a "Succeeding Grant"). Options granted under the Directors Plan generally will become exercisable as they vest, although the Compensation Committee may provide that options are exercisable immediately subject to repurchase. Initial Grants and Succeeding Grants will vest as to 25% of the shares on the first anniversary of the date of grant and as to an additional 2.0833% of the shares each month thereafter. Options will cease to vest if the individual ceases to provide services to the Company, or any parent or subsidiary of the Company, as a director or a consultant. Once the individual ceases providing such services, he or she will have seven months in which to exercise his or her vested options, or his or her estate will have 12 months if the cessation of services resulted from the individual's death or disability. In the event of a merger or consolidation in which the Company is not the surviving corporation, the sale of all or substantially all of the Company's assets, or certain other corporate transactions as set forth in the Directors Plan, the vesting of all options granted under the Directors Plan will accelerate and the options will become exercisable in full upon such terms as the Compensation Committee determines, and must be exercisable within seven months following such event. Any options not exercised within seven months of the corporate transaction will expire. Options may be granted pursuant to the Directors Plan from time to time within a period of ten years from the Effective Date. The Board of Directors may at any time terminate or amend the Directors Plan or any outstanding option, provided that the Board of Directors may not terminate or amend the terms of any outstanding option or without the consent of the optionee amend the Directors Plan so as to adversely affect any then outstanding options or any unexercised portions thereof. The Directors Plan may be administered by the full Board of Directors or by the Compensation Committee.

EXECUTIVE COMPENSATION


     The following table sets forth information concerning the compensation awarded to, earned by or paid for services rendered to the Company in all capacities during fiscal 1997 and fiscal 1998 by (i) the Company's Chief Executive Officer and (ii) the Company's four other most highly compensated executive officers who were serving as executive officers as of September 30, 1998 and whose compensation was in excess of $100,000 in fiscal 1998 (collectively, the "Named Executive Officers").


                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                    ANNUAL COMPENSATION                AWARDS
                                               ------------------------------    ------------------
                                               FISCAL                                SECURITIES
         NAME AND PRINCIPAL POSITION            YEAR      SALARY      BONUS      UNDERLYING OPTIONS
         ---------------------------           ------    --------    --------    ------------------
S. Steven Singh..............................   1997     $200,000    $ 66,950              --
  President and Chief Executive Officer         1998      200,000     140,529         200,000
Sterling R. Wilson...........................   1997      140,874      52,354          10,400
  Chief Financial Officer and Vice President    1998      150,000      83,459          52,000
  of Operations
Jon T. Matsuo................................   1997      131,566      91,700          10,400
  Executive Vice President of Worldwide Sales   1998      150,000     157,989          52,000
Michael W. Hilton............................   1997      133,000      49,700              --
  Chairman of the Board and Chief Technical     1998      132,000      95,330          52,000
  Officer
Rajeev Singh.................................   1997       92,282      44,169          10,000
  Vice President of Products                    1998      115,000     108,027          52,000

                  OPTION GRANTS IN FISCAL 1997 AND FISCAL 1998


     The following table sets forth information regarding stock option grants during fiscal 1997 and fiscal 1998 to each of the Named Executive Officers. The Company has not granted any stock appreciation rights.



                                                    INDIVIDUAL GRANTS
                                ---------------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                                NUMBER OF                                                      ASSUMED ANNUAL RATES OF
                                SECURITIES   PERCENTAGE OF                                  STOCK PRICE APPRECIATION FOR
                                UNDERLYING   TOTAL OPTIONS                                         OPTION TERM(4)
                       FISCAL    OPTIONS       GRANTED TO     EXERCISE PRICE   EXPIRATION   -----------------------------
        NAME            YEAR    GRANTED(1)    EMPLOYEES(2)     PER SHARE(3)       DATE           5%              10%
        ----           ------   ----------   --------------   --------------   ----------   -------------   -------------
S. Steven Singh......   1997          --            --%           $   --              --     $        --     $        --
                        1998     200,000          26.8             0.375        10/22/07       1,320,679       3,346,859
Sterling R. Wilson...   1997      10,400           5.3              0.20        10/23/06          68,675         174,037
                        1998      52,000           7.0             0.375        10/22/07         343,376         870,183
Jon T. Matsuo........   1997      10,400           5.3              0.20        10/23/06          68,675         174,037
                        1998      52,000           7.0             0.375        10/22/07         343,376         870,183
Michael W. Hilton....   1997          --            --                --              --
                        1998      52,000           7.0             0.375        10/22/07         343,376         870,183
Rajeev Singh.........   1997      10,000           5.1              0.20        10/23/06          66,034         167,343
                        1998      52,000           7.0             0.375        10/22/07         343,376         870,183


---------------
(1) Unless otherwise indicated below, all options granted in fiscal 1997 and fiscal 1998 were granted pursuant to the 1994 Plan and become exercisable with respect to 25% of the shares subject to the option on the first anniversary of the date of grant and with respect to an additional 2.0833% of these shares each month thereafter, subject to acceleration upon certain changes in control of the Company. See "--Employee Benefit Plans."


(2) Based on a total of 196,580 options granted to all employees during fiscal 1997 and 746,414 options granted to all employees during fiscal 1998.


(3) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock at the time of grant.

(4) The potential realizable value is calculated based upon the term of the option at its time of grant and is calculated by assuming that the aggregate exercise price (assuming that the options were granted at an exercise price equal to the midpoint of the price range set forth on the cover page of the Prospectus) appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimates or projection of future Common Stock prices. There can be no assurance that the Common Stock will appreciate at any particular rate or at all in future years.

 AGGREGATE OPTION EXERCISES IN FISCAL 1997 AND 1998 AND FISCAL YEAR-END VALUES


     The following table sets forth information concerning unexercised options held at September 30, 1997 and at September 30, 1998 with respect to each of the Named Executive Officers. No options were exercised by the Named Executive Officers during fiscal 1997.



                                             VALUE REALIZED         NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                  SHARES      (MARKET PRICE        UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                 ACQUIRED      AT EXERCISE       OPTIONS AT FISCAL YEAR-END       AT FISCAL YEAR-END($)(2)
                       FISCAL       ON        LESS EXERCISE     ----------------------------    ----------------------------
        NAME            YEAR     EXERCISE       PRICE)(1)       EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
        ----           ------    --------    ---------------    -----------    -------------    -----------    -------------
S. Steven Singh......   1997         --          $    --           71,250         108,750       $  736,725      $1,124,475
                        1998         --               --          116,250         263,750        1,202,025       2,684,175
Sterling R. Wilson...   1997         --               --               --          10,400               --         107,120
                        1998         --               --            4,983          57,417           51,325         582,295
Jon T. Matsuo........   1997         --               --          180,000          10,400        1,872,000         107,120
                        1998      8,000           19,520          176,983          57,417        1,840,125         582,295
Michael W. Hilton....   1997         --               --               --              --               --              --
                        1998         --               --               --          52,000               --         526,500
Rajeev Singh.........   1997         --               --               --          10,000               --         103,000
                        1998         --               --            4,792          57,208           49,358         580,142


---------------

(1) Mr. Matsuo exercised options to purchase 8,000 shares of the Company's Common Stock at $0.10 per share in June 1998. The fair market value of the Company's Common Stock at the time of such exercise was $6.20, as determined by the Board of Directors.



(2) Based on the fair market value of the Company's Common Stock at September 30, 1998 ($10.50 as determined by the Board of Directors based on the midpoint of the price range set forth on the cover page of the Prospectus) less the exercise price.


EMPLOYMENT AGREEMENTS


     The Company and Mr. Wilson are parties to a letter agreement dated April 21, 1994 governing his employment with the Company. Under the agreement, the Company paid to Mr. Wilson an annual initial salary of $90,000, which was to be increased to $105,600 following the Company's initial equity financing, with possible bonuses of up to $36,000 per year. The compensation for Mr. Wilson was subsequently increased. In addition, Mr. Wilson was given benefits that the Company makes available to employees in comparable positions, and was granted an option to purchase 200,000 shares of Common Stock. The Company also agreed to pay Mr. Wilson's reasonable costs to relocate to Seattle. Mr. Wilson's employment is voluntary and may be terminated by the Company or Mr. Wilson at any time with or without cause or notice.



     The Company and Mr. Matsuo are parties to a letter agreement dated June 20, 1994 governing his employment with the Company. Under the agreement, the Company paid to Mr. Matsuo an initial annual salary of $90,000, which was to be increased to $105,000 following the Company's initial equity financing, with possible bonuses of up to $50,000 per year. The compensation for Mr. Matsuo was subsequently increased. In addition, Mr. Matsuo was given benefits that the Company makes available to employees in comparable positions, and was granted an option to purchase 260,000 shares of Common Stock. Mr. Matsuo's employment is voluntary and may be terminated by the Company or Mr. Matsuo at any time with or without cause or notice.


EMPLOYEE BENEFIT PLANS

  1994 Stock Option Plan


     The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board of Directors and approved by the Company's stockholders in April 1994. Initially, 150,000 shares of Common Stock were reserved for issuance under the 1994 Plan. This reserve has been increased several times, and there are currently 2,760,000 shares reserved for issuance under the 1994 Plan. The 1994 Plan provides for the grant of both incentive stock options ("ISOs") that may qualify under Section 422 of the Code and non-qualified stock options ("NQSOs") on terms determined by the Board of Directors, subject to certain statutory and other limitations in the 1994 Plan (including limitations on the vesting schedule thereof and the exercise price, which for ISOs to comply with Section 422 of the Code may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant and for NQSOs may not be less than 85% of the fair market value of the Company's Common Stock on the date of grant). The 1994 Plan will terminate upon the Effective Date, when the 1998 Plan will become effective. As a result, no further options may be granted under the 1994 Plan following the Effective Date. However, termination will not affect any options outstanding as of such date, which options will remain effective until exercised or until they terminate or expire in accordance with their terms. As of October 31, 1998, options to purchase 1,429,215 shares of Common Stock were outstanding under the 1994 Plan and 354,768 shares were available for future option grants.


  1997 Stock Option Plan of 7Software


     In connection with the Company's June 1998 acquisition of 7Software, the Company assumed the 1997 Stock Option Plan of 7Software (the "7Software Plan") and all options outstanding under the 7Software Plan at the closing of the Company's acquisition of 7Software, which options will remain effective until exercised for the Company's Common Stock or until they terminate or expire in accordance with their terms. The 7Software Plan provided for the grant of both ISOs that may qualify under Section 422 of the Code and NQSOs on terms determined by the board of directors, subject to certain statutory and other limitations in the 7Software Plan (including limitations on the vesting schedule thereof and the exercise price, which for ISOs to comply with Section 422 of the Code may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant and for NQSOs may not be less than 85% of the fair market value of the company's common stock on the date of grant). No options will be granted in the future under the 7Software Plan. As of October 31, 1998, options to purchase 110,306 shares of Common Stock were outstanding under the 7Software Plan.


  1998 Equity Incentive Plan


     In August 1998, the Board of Directors adopted the 1998 Equity Incentive Plan (the "1998 Plan") and reserved 3,240,000 shares of the Company's Common Stock for issuance thereunder. The Company's stockholders approved the 1998 Plan in September 1998. The 1998 Plan will become effective on the Effective Date and will serve as the successor to the 1994 Plan. Shares that (a) are subject to issuance upon exercise of an option granted under the 1998 Plan that cease to be subject to such option for any reason other than exercise of such option, (b) have been issued pursuant to the exercise of an option granted under the 1998 Plan that are subsequently forfeited or repurchased by the Company at the original purchase price, (c) are subject to an award granted pursuant to restricted stock purchase agreement under the 1998 Plan that are subsequently forfeited or repurchased by the Company at the original issue price or (d) are subject to stock bonuses granted under the 1998 Plan that otherwise terminate without shares being issued will again be available for grant and issuance under the 1998 Plan. In addition, any authorized shares not issued or subject to outstanding grants under the 1994 Plan on the Effective Date and any shares issued under the 1994 Plan that are forfeited or repurchased by the Company or that are issuable upon exercise of options granted pursuant to the 1994 Plan that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under the 1998 Plan. The 1998 Plan will terminate in August 2008, unless sooner terminated in accordance with the terms of the 1998 Plan.



     The 1998 Plan authorizes the award of options, restricted stock awards and stock bonuses (each an "Award"). No person will be eligible to receive more than 960,000 shares in any calendar year pursuant to Awards under the 1998 Plan other than a new employee of the Company, who will be eligible to receive no more than 1,200,000 shares in the calendar year in which such employee commences employment. Over the term of the 1998 Plan, no more than 10,000,000 shares may be issued under the 1998 Plan upon exercise of incentive stock options. The 1998 Plan will be administered by the Compensation Committee, which currently consists of Mr. Brody and Mr. Fogelsong, both of whom are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The Compensation Committee has the authority to construe and interpret the 1998 Plan and any agreement made thereunder, grant Awards and make all other determinations necessary or advisable for the administration of the 1998 Plan.


     The 1998 Plan provides for the grant of both ISOs that qualify under
Section 422 of the Code and NQSOs. ISOs may be granted only to employees of the Company or of a parent or subsidiary of the Company. NQSOs (and all other Awards other than ISOs) may be granted to employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent or subsidiary of the Company, provided such consultants, independent contractors and advisors render to the Company bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of ISOs must be at least equal to the fair market value of the Company's Common Stock on the date of grant. The exercise price of ISOs granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of NQSOs must be at least equal to 85% of the fair market value of the Common Stock on the date of grant. The maximum term of options granted under the 1998 Plan is ten years. In addition to, or in tandem with, awards of stock options, the Compensation Committee may grant participants restricted stock awards to purchase the Company's Common Stock at terms to be determined by the Compensation Committee. The Compensation Committee may also grant stock bonus awards of the Company's Common Stock either in addition to, or in tandem with, other awards under the 1998 Plan under such terms, conditions and restrictions as the Compensation Committee may determine. Under the 1998 Plan, stock bonuses may be awarded for the satisfaction of performance goals established in advance. The Compensation Committee may, with the consent of the respective Award recipient, issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Compensation Committee may also buy from an Award recipient an award previously granted based on such terms and conditions as the Committee and recipient may agree. At the discretion of the Compensation Committee, payment for Awards may be made: in cash; by cancellation of indebtedness of the Company to the participant; by surrender of shares that either have been owned by the participant for more than six months and have been paid for within the meaning of Rule 144 or were obtained by the participant in the public market; by tender of a full recourse promissory note; by waiver of compensation due or accrued to the participant for services rendered; or, with respect only to purchases upon exercise of an option, through a "same day sale" or a "margin" commitment. Awards granted under the 1998 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee (unless otherwise determined by the Compensation Committee and set forth in the Award agreement with respect to Awards that are not ISOs). Options granted under the 1998 Plan generally expire three months after the termination of the optionee's service to the Company or a parent or subsidiary of the Company, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. Options will generally terminate ten days after termination for cause. In the event of the Company's dissolution or liquidation or a "change in control" transaction, outstanding Awards may be assumed or substituted by the successor corporation. In the discretion of the Compensation Committee, the vesting of such Awards may accelerate upon such transaction.


  1998 Employee Stock Purchase Plan


     In August 1998, the Board adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 320,000 shares of the Company's Common Stock for issuance thereunder. The Company's stockholders approved the Purchase Plan in September 1998. On each January 1, the aggregate number of shares reserved for issuance under the Purchase Plan will increase automatically by a number of shares equal to 1% of the total outstanding shares of the Company as of the immediately preceding December 31. Such annual increase may not exceed 320,000 shares per year. The Purchase Plan will be administered by the Compensation Committee. The Compensation Committee will have the authority to construe and interpret the Purchase Plan and its decision in such capacity will be final and binding. The Purchase Plan will become effective on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company (or its parent or any subsidiaries that the Company designates) for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the Purchase Plan) 5% stockholders of the Company (or its designated parent or subsidiaries).

     Under the Purchase Plan, eligible employees will be permitted to acquire shares of the Company's Common Stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 2% and 15% of their W-2 cash compensation and are subject to certain maximum purchase limitations described in the Purchase Plan. A participant may change the rate of payroll deductions or withdraw from an Offering Period by notifying the Company in writing. Participation in the Purchase Plan will end automatically upon termination of employment for any reason.

     Except for the First Offering Period, each Offering Period under the Purchase Plan will be for two years and consist of four six-month Purchase Periods. The first Offering Period is expected to begin on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. The First Offering Period shall consist of no more than five and no fewer than three Purchase Periods, any of which may be greater or less than six months as determined by the Compensation Committee. Offering Periods and Purchase Periods thereafter will begin on May 1 and November 1. The purchase price for the Company's Common Stock purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or the last day of each Purchase Period. The Compensation Committee will have the power to change the duration of Offering Periods without stockholder approval, if such change is announced at least 15 days prior to the beginning of the Offering Period to be affected. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Code. Rights granted under the Purchase Plan will not be transferable by a participant other than by will or the laws of descent and distribution. The Purchase Plan provides that in the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the proposed action, unless otherwise provided by the Compensation Committee. The Compensation Committee may, in the exercise of its sole discretion in such instances, declare that the Purchase Plan will terminate as of a date fixed by the Compensation Committee and give each participant the right to purchase shares prior to such termination. In the event of a "change in control" transaction, the Purchase Plan will continue for the duration of each Offering Period that commenced prior to the closing of such proposed transaction and stock will be purchased on the purchase dates based on the fair market value of the surviving corporation's stock; unless otherwise provided by the Compensation Committee consistent with pooling of interests accounting treatment.

     The Purchase Plan will terminate in August 2008 unless earlier terminated pursuant to its terms. The Board of Directors will have the authority to amend, terminate or extend the term of the Purchase Plan, except that no such action may adversely affect any outstanding options previously granted under the Purchase Plan and stockholder approval is required to increase the number of shares that may be issued or to change the terms of eligibility under the Purchase Plan. Notwithstanding the foregoing, the Board of Directors may make such amendments to the Purchase Plan as the Board of Directors determines to be advisable if the financial accounting treatment for the Purchase Plan is different than the financial accounting treatment in effect on the date the Purchase Plan was adopted by the Board of Directors.

  401(k) Plan

     The Company maintains the Concur Technologies, Inc. 401(k) Profit Sharing and Trust Plan (the "401(k) Plan"), a defined contribution plan intended to qualify under Section 401 of the Code. All employees are eligible to participate in the 401(k) Plan. An eligible employee of the Company may begin to participate in the 401(k) Plan on the first day of January, April, July or October of the plan year following the date on which such employee meets the eligibility requirements. A participating employee may make pre-tax contributions of a percentage of his or her eligible compensation, subject to limitations under the federal tax laws. Employee contributions and the investment earnings thereon are fully vested at all times. The Company does not make matching or profit-sharing contributions.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY


     As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Bylaws of the Company provide that the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, the Company may indemnify its other officers, employees and agents as set forth in the DGCL. The Bylaws also provide that to the fullest extent permitted by the DGCL, the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), the rights conferred in the Bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents.


     The Company intends to enter into Indemnity Agreements with each of its current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Company's Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.


     As permitted by the DGCL, the Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit.



     As authorized by the Company's Bylaws, the Company, with approval of the Board of Directors, has applied for, and expects to obtain, directors and officers liability insurance with a per claim and annual aggregate coverage limit of $10 million to $15 million.

                              CERTAIN TRANSACTIONS


     Since October 1, 1994, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of the Common Stock of the Company or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than compensation agreements and other arrangements, which are described where required in "Management" and the transactions described below.



     Loan Repayment. On September 21, 1994, the Company entered into a Repayment Agreement with S. Steven Singh, the Company's President, Chief Executive Officer and a director, and Michael W. Hilton, the Company's Chairman of the Board and Chief Technical Officer. Pursuant to the Repayment Agreement, the Company agreed to repay loans previously made to the Company by Mr. Singh and Mr. Hilton in the amounts of $111,500 and $121,500, respectively. Under the terms of the Repayment Agreement, the Company agreed to repay the loans on the date two years following the Commencement Date (as defined in the Repayment Agreement) together with interest at the rate of 7% per annum. In December 1996, the Company agreed to issue 64,530 shares of its Series C Preferred Stock to Mr. Singh and 70,390 shares of its Series C Preferred Stock to Mr. Hilton in consideration for the cancellation of indebtedness under the Repayment Agreement at a purchase price of $2.00 per share.



     Preferred Stock Financings. From October 1, 1994 through August 15, 1998, the Company sold 1,529,636 shares of its Series A Preferred Stock at a price of $1.3075 per share, 1,874,999 shares of its Series B Preferred Stock at a price of $1.60 per share, 3,884,920 shares of its Series C Preferred Stock at a price of $2.00 per share (which includes the 134,920 shares of Series C Preferred Stock issued to Mr. Singh and Mr. Hilton in consideration for the cancellation of indebtedness under the Repayment Agreement), 1,275,338 shares of its Series D Preferred Stock at a price of $3.65 per share, and 1,648,660 shares of its Series E Preferred Stock at a price of $7.75 per share, in a series of private financings. The Company sold these securities pursuant to preferred stock purchase agreements and an investors' rights agreement on substantially similar terms (except for terms relating to date and price), under which the Company made standard representations, warranties and covenants, and which provided the purchasers thereunder with registration rights, information rights, and rights of first refusal, among other provisions, standard in venture capital financings. Each share of preferred stock will convert into one share of Common Stock upon the completion of the Offering. The purchasers of the preferred stock included, among others, the following holders of 5% or more of the Company's Common Stock, directors and entities associated with directors:



                                                       SHARES OF PREFERRED STOCK PURCHASED
                                             --------------------------------------------------------
                 INVESTOR                    SERIES A    SERIES B    SERIES C    SERIES D    SERIES E
                 --------                    ---------   ---------   ---------   ---------   --------
American Express Travel Related Services
  Company, Inc.............................         --          --          --          --   645,161
Brentwood Associates VI, L.P. and
  affiliates(1)............................  1,529,636     312,500     250,000     135,378    74,703
Institutional Venture Partners VII, L.P.
  and affiliates(2)........................         --          --   2,000,000     130,193    72,090
Mayfield VIII and affiliates(3)............         --          --   1,250,000     807,308    69,872
RRE Investors, L.P. and affiliates(4)......         --          --          --          --   645,161
US Venture Partners IV L.P. and
  affiliates(5)............................         --   1,562,499     250,000     159,993        --
Michael W. Hilton(6).......................         --          --      70,390          --     3,871
S. Steven Singh(7).........................         --          --      64,530          --     3,871


---------------
(1) Jeffrey D. Brody, a director of the Company, is the Managing Member of Brentwood VIII Ventures, LLC, the General Partner of Brentwood Associates VI, L.P. and Brentwood Affiliates Fund II, L.P.

(2) Norman A. Fogelsong, a director of the Company, is a General Partner of Institutional Venture Management VII, L.P., the General Partner of Institutional Venture Partners VII, L.P. and IVP Founders Fund I, L.P.

(3) Michael J. Levinthal, a director of the Company, is the Managing Member of Mayfield VIII Management, L.L.C., the General Partner of Mayfield VIII and Mayfield Associates Fund III.

(4) James D. Robinson III, a director of the Company, is a member of RRE Investors II, LLC, which indirectly exercises exclusive control over RRE Investors, L.P. and RRE Investors Fund, L.P.

(5) US Venture Partners IV L.P.'s affiliates that are holders of the Company's Preferred Stock are USVP Entrepreneur Partners II, L.P. and Second Ventures II, L.P.

(6) Michael W. Hilton is Chairman of the Board and Chief Technical Officer of the Company.

(7) S. Steven Singh is the President, Chief Executive Officer and a director of the Company.


     Transactions with American Express. In August 1998, the Company sold an aggregate of 645,161 shares of its Series E Preferred Stock, at a cash purchase price of $7.75 per share, and issued the TRS Warrant exercisable for an aggregate of 2,400,000 shares of the Company's Series E Preferred Stock, to TRS, a subsidiary of American Express. If all of the shares of the Company's Series E Preferred Stock are converted into shares of Common Stock in connection with a registration of the Company's Common Stock under the Securities Act, then the TRS Warrant will automatically become exercisable for 2,400,000 shares of Common Stock instead of Series E Preferred Stock (such shares underlying the TRS Warrant are referred to as the "Warrant Shares"). 300,000 of the Warrant Shares may be acquired at the time of the Offering at a cash purchase price per share equal to the per share price to the public in the Offering less 7%; 700,000 of the Warrant Shares may be acquired at any time on or before October 15, 1999 at a cash purchase price of $33.75 per share; 700,000 of the Warrant Shares may be acquired at any time on or before January 15, 2001 at a cash purchase price of $50.625 per share; and the remaining 700,000 of the Warrant Shares may be acquired at any time on or before January 15, 2002 at a cash purchase price of $85.00 per share. As was permitted by the warrant, the Board of Directors determined, within 60 days of the date of the warrant, to cancel 25% of the shares that could have been acquired under the warrant at the time of the Offering or on or before October 15, 1999. Thus, 225,000 of the Warrant Shares may be acquired at the time of the Offering, and only 525,000 additional Warrant Shares may be acquired on or before October 15, 1999. In connection with the purchase of Series E Preferred Stock by TRS, the Company and the other holders of its Series E Preferred Stock entered into an amended Voting Agreement, pursuant to which TRS was given the right to designate Edward Gilligan, or some other person reasonably acceptable to the Company's Board of Directors, as a member of the Company's Board of Directors. The Company intends to appoint Mr. Gilligan to the Board of Directors after completion of the Offering, and Mr. Gilligan has indicated his willingness to serve in such capacity. The Voting Agreement, as amended, will terminate upon the completion of the Offering.



     Under a standstill agreement with the Company, TRS has agreed not to acquire beneficial ownership of additional shares of the Company's capital stock prior to February 10, 2000 if such purchase would result in TRS owning more than 17% of the Company's capital stock (including Warrant Shares issuable upon exercise of the TRS Warrant) or to solicit proxies to vote any voting stock of the Company if at the time the Company is publicly traded and subject to the proxy rules.



     In December 1997, the Company entered into a Strategic Marketing Alliance Agreement (the "Marketing Agreement") with American Express, providing for the marketing of XMS to corporate card clients of American Express. Under the Marketing Agreement, the Company agreed to pay American Express a fee for referrals of American Express corporate card clients that became XMS customers. The amount of the referral fee depends primarily on the aggregate licensing revenue realized by the Company from the referred customers. The Company also agreed to provide XMS and related services to American Express customers then using the American Express Expense Manager Suite at a special license fee, as a replacement for the Expense Manager Suite; the special license fee reflects a quantity discount comparable to discounts the Company grants for other orders of similar size. The Company also agreed to license XMS to American Express for its internal use at the Company's generally prevailing rates. The Company and American Express also agreed to develop certain product features enabling a higher level of integration between XMS and certain American Express services and products. The Marketing Agreement includes cross-indemnification, proprietary information and confidentiality provisions, has a three year term and automatically renews for successive two-year terms unless terminated by either party. The Marketing Agreement may be terminated by either party upon an acquisition of the Company by any competitor of American Express, and by American Express upon the acquisition of 20% or more of the Company's securities by any competitor of American Express. At September 30, 1998, under the Marketing Agreement, American Express owed the Company $152,000 in license fees and the Company owed American Express $83,000 in referral fees.



     In August 1998, the Company entered into a Co-Branded Service Marketing Agreement (the "Co-Branding Agreement") with TRS, under which TRS will market to its clients a co-branded ESP version of XMS (the "Co-Branded Service"). The agreement provides that the Company will develop the Co-Branded Service and that both TRS and the Company will develop certain special features for integration into the Co-Branded Service (the "Special Features"); for a certain period following the release of a Co-Branded Service containing a Special Feature, the Company will not include such Special Feature in any product or service offered by or on behalf of the Company or any of its licensees. TRS may market the Co-Branded Service initially in the United States and Canada, and eventually in other geographical areas as the Company completes its localization efforts in those areas. The Company has agreed to offer service contracts for the Co-Branded Service to TRS clients at terms not materially less favorable than those offered to the Company's own customers and is responsible for providing warranty and customer support services to these TRS clients. The Co-Branding Agreement provides that TRS will receive a fee based on the amount of revenue received by the Company from licenses of the Co-Branded Service to TRS clients and related consulting services. The Company is also obligated to provide TRS with certain "most favored pricing" rights. The Company also agreed, for the term of the Co-Branding Agreement and for one year thereafter, not to solicit any TRS client that is a Co-Branded Service customer to become a customer of a corporate card product or a travel and booking product offered by a TRS competitor. TRS also agreed not to solicit any of its clients who are Co-Branded Service customers to become a customer of a business and expense management service offered by a competitor of the Company. The Co-Branding Agreement also includes cross-indemnification, intellectual property rights and confidentiality provisions. TRS has the right to terminate the agreement if the Co-Branded Service is not available for general commercial distribution to TRS clients by August 1, 1999. Otherwise, the Co-Branding Agreement has a term of 18 months from the launch date of the Co-Branded Service, and automatically renews for successive two-year terms unless terminated by either party. The Co-Branding Agreement may be terminated at any time by TRS if a TRS competitor acquires a controlling interest in the Company or if an officer, director or other designee of a TRS competitor is appointed to the Company's Board of Directors. No payments were made under the Co-Branding Agreement in fiscal 1998.



     The Company believes that the terms of the agreements with American Express and TRS, taken as a whole, are no less favorable to the Company than the Company could have obtained from unaffiliated third parties.


     Employment Agreements. The Company has entered into employment agreements with Messrs. Wilson and Matsuo. See "Management--Employment Agreements."

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of October 31, 1998, and as adjusted to reflect the sale of the shares offered hereby, by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, each director of the Company, each of the Named Executive Officers, each Selling Stockholder, and all current executive officers and directors as a group.



                                         SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                                             PRIOR TO OFFERING         NUMBER OF          AFTER OFFERING
                                         --------------------------   SHARES BEING   -------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)    NUMBER       PERCENT(2)      OFFERED        NUMBER      PERCENT(2)
---------------------------------------  -----------    -----------   ------------   -----------   -----------
Edward P. Gilligan
  American Express Travel Related
  Services Company, Inc.(3)...........    2,795,161         18.1%            --       2,795,161       15.2%
Jeffrey D. Brody
  Brentwood Associates VI, L.P. and
  affiliates(4).......................    2,302,217         17.3             --       2,302,217       14.2
Norman A. Fogelsong
  Institutional Venture Partners VII,
  L.P. and affiliates(5)..............    2,202,283         16.5             --       2,202,283       13.6
Michael J. Levinthal
  Mayfield VIII and affiliates(6).....    2,127,180         16.0             --       2,127,180       13.1
US Venture Partners IV, L.P. and
  affiliates(7).......................    1,972,492         14.8             --       1,972,492       12.1
S. Steven Singh(8)....................    1,054,234          7.8         56,900         997,334        6.1
Michael W. Hilton(9)..................      989,428          7.4         40,000         949,428        5.8
James D. Robinson III
  RRE Investors, L.P. and
  affiliates(10)......................      645,161          4.9             --         645,161        4.0
Jon T. Matsuo(11).....................      283,380          2.1         26,400         256,980        1.6
Sterling R. Wilson(12)................      243,408          1.8         22,400         221,008        1.4
Rajeev Singh(13)......................      203,164          1.5         18,400         184,764        1.1
Imperial Bank(14).....................       55,312            *         31,900          13,187          *
Timothy Y. Fitzgerald(15).............       50,542            *          4,000          46,542          *
Russell P. Fradin
  ADP, Inc.(16).......................           --            *             --              --          *
All current executive officers and
  directors as a group(17)............   14,858,679         93.2%       164,100      14,694,579       77.9%


---------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

 (1) Unless otherwise indicated, the address for each listed stockholder is c/o Concur Technologies, Inc., 6222 185th Avenue NE, Redmond, Washington 98052.


 (2) Percentage ownership is based on 13,313,512 shares outstanding as of October 31, 1998 and 16,245,412 shares outstanding after the Offering. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of October 31, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.



 (3) Represents 645,161 shares held of record by TRS and 2,150,000 shares subject to a warrant held by TRS that is exercisable within 60 days of September 30, 1998, expiring in four tranches through January 2002, at cash purchase prices equal to the initial public offering price per share less 7%, $33.75, $50.625 and $85.00, respectively. Edward P. Gilligan, who is expected to become a director of the Company after completion of the Offering, is President of the Corporate Services Division for TRS.

     Mr. Gilligan disclaims beneficial ownership of the shares held by TRS. See "Certain Transactions." The address for American Express and TRS is American Express Tower, World Financial Center, New York, New York 10285. See "Certain Transactions."



 (4) Represents (i) 2,215,014 shares held of record by Brentwood Associates VI, L.P., (ii) 68,252 shares held of record by Brentwood Affiliates Fund II, L.P., (iii) 3,871 shares held of record by Jeffrey D. Brody, (iv) 12,500 shares held of record by The Schuster Revocable Trust dated February 10, 1995, (v) 1,290 shares held of record by Eric Chiu and (vi) 1,290 shares held of record by James Mongiello. Mr. Brody, a director of the Company, is the Managing Member of Brentwood VIII Ventures, LLC, the General Partner of Brentwood Associates VI, L.P. and Brentwood Affiliates Fund II, L.P. Mr. Brody disclaims beneficial ownership of the shares held by Brentwood Associates VI, L.P. and Brentwood Affiliates Fund II, L.P. The address for Mr. Brody, Brentwood Associates VI, L.P., Brentwood Affiliates Fund II, L.P., The Schuster Revocable Trust dated February 10, 1995, Mr. Chiu and Mr. Mongiello is c/o Brentwood Venture Capital, 3000 Sand Hill Road, Building 1, Suite 260, Menlo Park, California 94025.



 (5) Represents 2,092,961 shares held of record by Institutional Venture Partners VII, L.P., 75,276 shares held of record by IVP Founders Fund I, L.P., and 34,046 shares held of record by Institutional Venture Management VII, L.P. Norman A. Fogelsong, a director of the Company, is the General Partner of Institutional Venture Management VII, L.P., the General Partner of Institutional Venture Partners VII, L.P. and IVP Founders Fund I, L.P. Mr. Fogelsong disclaims beneficial ownership of the shares held by Institutional Venture Partners VII, L.P., IVP Founders Fund I, L.P. and Institutional Venture Management VII, L.P. The address for Mr. Fogelsong, Institutional Venture Partners VII, L.P., IVP Founders Fund I, L.P. and Institutional Venture Management VII, L.P. is c/o Institutional Venture Management VII, L.P., 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, California 94025.



 (6) Represents 2,020,822 shares held of record by Mayfield VIII and 106,358 shares held of record by Mayfield Associates Fund III. Michael J. Levinthal, a director of the Company, is the Managing Member of Mayfield VIII Management, L.L.C., the General Partner of Mayfield VIII and Mayfield Associates Fund III. Mr. Levinthal disclaims beneficial ownership of the shares held by Mayfield VIII and Mayfield Associates Fund III. The address for Mr. Levinthal, Mayfield VIII and Mayfield Associates Fund III is c/o Mayfield Fund, 2800 Sand Hill Road, Suite 250, Menlo Park, California 94025.



 (7) Represents 1,706,206 shares held of record by U.S. Venture Partners IV, L.P., 59,175 shares held of record by USVP Entrepreneur Partners II, L.P., and 207,111 shares held of record by Second Ventures II, L.P. William K. Bowes, Jr., Irwin Federman, Steven Krausz, Lucio Lanza and Philip Young are the General Partners of Presidio Management Group IV, L.P., the General Partner of each of U.S. Venture Partners IV, L.P. USVP Entrepreneur Partners II, L.P. and Second Ventures II, L.P. Messrs. Bowes, Federman, Krausz, Lanza and Young disclaim beneficial ownership of the shares held by U.S. Venture Partners IV, L.P., USVP Entrepreneur Partners II, L.P. and Second Ventures II, L.P. The address for U.S. Venture Partners IV, L.P., USVP Entrepreneur Partners II, L.P. and Second Ventures II, L.P. is c/o Presidio Management Group IV, L.P., 2180 Sand Hill Road, Suite 300, Menlo Park, California 94025.



 (8) Represents 868,401 shares held of record by S. Steven Singh and 185,833 shares subject to options exercisable within 60 days of October 31, 1998 held by Mr. Singh. Mr. Singh is the President, Chief Executive Officer and a director of the Company.



 (9) Represents 974,261 shares held of record by Michael W. Hilton and 15,167 shares subject to options exercisable within 60 days of October 31, 1998 held by Mr. Hilton. Mr. Hilton is the Chairman of the Board and Chief Technical Officer of the Company.



(10) Represents 416,087 shares held of record by RRE Investors, L.P. and 229,074 shares held of record by RRE Investors Fund, L.P. James D. Robinson III, a director of the Company, is a member of RRE Investors II, LLC, which indirectly exercises exclusive control over RRE Investors, L.P. and RRE Investors Fund, L.P. Mr. Robinson disclaims beneficial ownership of the shares held by RRE Investors, L.P. and RRE Investors Fund, L.P. The address for Mr. Robinson, RRE Investors, L.P. and RRE Investors Fund, L.P. is 126 East 56th Street, 22nd Floor, New York, New York 10022.

(11) Represents 90,580 shares held of record by Jon T. Matsuo and 192,800 shares subject to options exercisable within 60 days of October 31, 1998 held by Mr. Matsuo. Mr. Matsuo is the Executive Vice President of Worldwide Sales of the Company.



(12) Represents 222,608 shares held of record by Sterling R. Wilson and 20,800 shares subject to options exercisable within 60 days of October 31, 1998 held by Mr. Wilson. Mr. Wilson is the Chief Financial Officer and Vice President of Operations of the Company.



(13) Represents 182,580 shares held of record by Rajeev Singh and 20,584 shares subject to options exercisable within 60 days of October 31, 1998 held by Mr. Singh. Mr. Singh is the Vice President of Products of the Company.



(14) Represents 55,312 shares subject to three warrants exercisable within 60 days of October 31, 1998 held by Imperial Bank. Imperial Bank has notified the Company that it will exercise two of such warrants on a net exercise basis and acquire 31,900 shares at an assumed exercise price of $10.50 per share, all of which will be offered in the Offering. The address for Imperial Bank is Emerging Growth Industries Group, 2460 Sand Hill Road, #102, Menlo Park, California 94025.



(15) Represents 16,000 shares held of record by Timothy Y. Fitzgerald and 34,542 shares subject to options exercisable within 60 days of October 31, 1998 held by Mr. Fitzgerald. Mr. Fitzgerald is the Vice President of U.S. Large Account Sales of the Company.



(16) Russell P. Fradin, who is expected to become a director of the Company after completion of the Offering, is Group President, Employer Services, of ADP. See "Summary--Recent Developments."



(17) Represents 12,235,504 shares held of record by current executive officers and directors as a group and 2,623,175 shares subject to options or warrants exercisable within 60 days of October 31, 1998 held by current executive officers and directors as a group.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of the Offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK


     As of October 31, 1998, assuming the conversion of all outstanding shares of preferred stock into Common Stock, there were 13,313,512 shares of Common Stock outstanding, held of record by 78 stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders would be distributable ratably among the holders of the Common Stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.


PREFERRED STOCK

     Upon the closing of the Offering, there will be no shares of preferred stock outstanding. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to issue the preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and to designate any qualifications, limitations or restrictions thereon, and to decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of preferred stock.

WARRANTS


     As of October 31, 1998, the Company had outstanding warrants to purchase an aggregate of 28,125 shares of Series C Preferred Stock, 81,815 shares of Series D Preferred Stock, and 2,219,638 shares of Series E Preferred Stock. Imperial Bank, the holder of outstanding warrants to purchase 55,312 shares of preferred stock, has indicated that immediately prior to the Offering it will net exercise two of such warrants to purchase 31,900 shares at an assumed initial public offering price of $10.50 per share. Any warrants to purchase shares of Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock that are not exercised prior to the closing of the Offering will automatically be converted into warrants to purchase a like number of shares of Common Stock. The TRS Warrant Initial Tranche will expire unless exercised in connection with the Offering. Warrants to purchase 2,062,453 shares of Common Stock are expected to be outstanding following the closing of the Offering.


ANTI-TAKEOVER PROVISIONS

     Section 203 ("Section 203") of the DGCL is applicable to corporate takeovers of Delaware corporations. Subject to certain exceptions set forth therein, Section 203 provides that a corporation may not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless: (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, and by the affirmative votes of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Except as specified in Section 203, an interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption. The Company's Certificate of Incorporation and Bylaws do not exclude the Company from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of the Company, which could depress the market price of the Common Stock and which could deprive the stockholders of opportunities to realize a premium on shares of the Common Stock held by them.


     Certain other provisions of the Company's Certification of Incorporation and Bylaws, including provisions that divide the Board of Directors into three classes to serve staggered three-year terms, prohibit the stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings, may also make it more difficult for a third party to acquire a majority of the Company's voting stock or effect a change in control of the Company. The Company's Bylaws, which will be in effect upon the completion of the Offering, provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. See "Risk Factors--Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

REGISTRATION RIGHTS


     Beginning one year after the date of the Offering, the holders of 12,501,006 shares of Common Stock (assuming the net exercise of warrants to purchase 31,900 shares of Common Stock held by holders of registration rights and the sales by certain of the Selling Stockholders of 200,000 shares of Common Stock in the Offering) (the "Registrable Securities") will have certain rights with respect to the registration of such shares under the Securities Act. If requested by holders of 40% or more of the Registrable Securities, the Company must file a registration statement under the Securities Act on a form other than Form S-3 covering all Registrable Securities requested to be included by all holders of such Registrable Securities, provided that at least 25% of the then outstanding Registrable Securities (or any lesser percent if the reasonably anticipated aggregate proceeds of such offering exceeds $10,000,000) will be offered in such offering. In addition, if requested by a holder or holders of outstanding Registrable Securities, the Company must file a registration statement under the Securities Act on Form S-3 covering such Registrable Securities, provided that the reasonably anticipated aggregate proceeds of such offering, net of underwriting discounts and commissions, exceeds $2,000,000. The Company may be required to effect two such registrations. In addition to the foregoing, if the Company proposes to register any of its Common Stock, the holders of the Registrable Securities may include all or a portion of their shares in such registration, subject to certain rights of the underwriter's representatives in an underwritten offering to limit the number of shares in any such offering. All expenses incurred in connection with such registrations (including underwriting discounts and commissions) will be borne by the Company. Such registration rights terminate following the expiration of five years following the closing of the Offering or in the event that the Registrable Securities held by the rights holder is less than 1% of the outstanding Registrable Securities.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Norwest Bank Minnesota, National Association.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 16,245,412 shares of Common Stock outstanding (16,710,412 shares if the underwriter's over-allotment option is exercised in full), assuming no exercise of options after October 31, 1998 and no exercise of the TRS Warrant Initial Tranche. Of this amount, the 3,100,000 shares offered hereby will be available for immediate sale in the public market as of the date of this Prospectus. An additional 199,013 shares are not subject to an 180-day lockup and will be available for sale in the public market 90 days following the date of this Prospectus pursuant to Rule
701. Approximately 10,588,821 additional shares will be available for sale in the public market following the expiration of 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.



      DAYS AFTER THE DATE OF            APPROXIMATE SHARES
          THIS PROSPECTUS            ELIGIBLE FOR FUTURE SALE                  COMMENT
      ----------------------         ------------------------    -----------------------------------
Upon Effectiveness.................          3,100,000           Freely tradable shares sold in
                                                                 Offering and shares salable under
                                                                   Rule 144(k) that are not subject
                                                                   to 180-day lockup
90 days............................            199,013(1)        Shares salable under Rule 144,
                                                                 144(k) or 701 that are not subject
                                                                   to 180-day lockup.
180 days...........................         10,588,821           Lockup released; shares salable
                                                                 under Rule 144, 144(k) or 701
Over 180 days......................          2,357,578           Restricted securities held for one
                                                                 year or less


---------------


(1) If the Underwriters waive the 180-day lockup agreements within the first 90 days after the date of the Prospectus, an additional 10,588,821 shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 162,454 shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.


     The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders and optionholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior written consent of BancBoston Robertson Stephens Inc. for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period") except that the Company may, without such consent, grant options and sell shares pursuant to the Company's stock plans.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of October 31, 1998, the holders of options to purchase approximately 1,543,021 shares of Common Stock will be eligible to sell their shares upon the expiration of the 180-day Lockup Period, subject in certain cases to vesting of such options.



     The Company intends to file a registration statement on Form S-8 under the Securities Act within 180 days after the completion of the Offering to register 5,692,874 shares of Common Stock subject to outstanding stock options or reserved for issuance under the 1998 Plan, the Directors Plan and the Purchase Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.



     In addition, beginning one year after the date of the Offering, the holders of 12,501,006 shares of Common Stock (assuming the net exercise of warrants to purchase 39,100 shares of Common Stock held by holders of registration rights, and the sales by certain of the Selling Stockholders of 200,000 shares of Common Stock in the Offering) (the "Registrable Securities") will have certain rights with respect to the registration of such shares under the Securities Act. If requested by holders of 40% or more of the Registrable Securities, the Company must file a registration statement under the Securities Act on a form other than Form S-3 covering all Registrable Securities requested to be included by all holders of such Registrable Securities, provided that at least 25% of the then outstanding Registrable Securities (or any lesser percent if the reasonably anticipated aggregate proceeds of such offering exceeds $10,000,000) will be offered in such offering. In addition, if requested by a holder or holders of outstanding Registrable Securities, the Company must file a registration statement under the Securities Act on Form S-3 covering such Registrable Securities, provided that the reasonably anticipated aggregate proceeds of such offering, net of underwriting discounts and commissions, exceeds $2,000,000. The Company may be required to effect two such registrations. In addition to the foregoing, if the Company proposes to register any of its Common Stock, the holders of the Registrable Securities may include all or a portion of their shares in such registration, subject to certain rights of the underwriters' representatives in an underwritten offering to limit the number of shares in any such offering. All expenses incurred in connection with such registrations (including underwriting discounts and commissions) will be borne by the Company. Such registration rights terminate following the expiration of five years following the closing of the Offering or in the event that the Registrable Securities held by the rights holders is less than 1% of the outstanding Registrable Securities. Registration of the Registrable Securities under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and Piper Jaffray Inc. (the "Representatives"), have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.


                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
BancBoston Robertson Stephens Inc...........................
Hambrecht & Quist LLC.......................................
Piper Jaffray Inc...........................................
                                                              ---------
          Total.............................................  3,100,000
                                                              =========


     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $
per share, of which $       may be reallowed to other dealers. After the
Offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the Selling Stockholders as set forth on the cover page of this Prospectus.


     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus for the Offering, to purchase up to 465,000 additional shares of Common Stock at the same price per share as the Company and the Selling Stockholders will receive for the 3,100,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 3,100,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 3,100,000 shares are being sold.


     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representation and warranties contained in the Underwriting Agreement.

     Each officer and director and certain security holders of the Company have agreed with the Representatives for a period of 180 days after the effective date of this Prospectus that they will not, subject to certain exceptions, directly or indirectly offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc., which may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, the Company has agreed that during the 180 days following the effective date of this Prospectus, the Company will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, offer, issue, sell, contract to sell, or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than (i) the Company's sales of shares in the Offering, (ii) the issuance of Common Stock upon the exercise of outstanding options or warrants or (iii) the Company's issuance of options or shares under the 1998 Plan, the Directors Plan and the Purchase Plan. See "Shares Eligible for Future Sale."

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby will be determined through negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations were prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development and other factors deemed relevant.


     Certain persons and entities affiliated with Hambrecht & Quist LLC own an aggregate of 25,225 shares of the Company's Series E Preferred Stock. Such affiliates are subject to the 180-day lock-up that applies to other stockholders as described above. Hambrecht & Quist LLC and its affiliates (other than such holders described above) will be permitted to engage in stabilization, brokerage and ordinary course of business transactions. See "Shares Eligible for Future Sale."


     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The Representatives have advised the Company that such transitions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Underwriters have reserved for sale, at the initial public offering price, up to 5% of the Common Stock offered hereby for certain individuals designated by the Company who have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

                                 LEGAL MATTERS


     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Matthew P. Quilter, a member of Fenwick & West LLP, owns an aggregate of 1,290 shares of Series E Preferred Stock of the Company and is the Secretary of the Company.


                                    EXPERTS


     The consolidated financial statements and the related financial statement schedule of Concur as of September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998 and the financial statements of 7Software as of December 31, 1997 and for the period then ended appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports, given upon the authority of such firm as experts in accounting and auditing. The 1997 American Express T&E Management Process Study referred to in this Prospectus has been prepared by American Express.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedule thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference. A copy of the Registration Statement and the exhibits and schedule thereto may be inspected without charge at the public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, Washington, D.C. 20549 and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

CONCUR TECHNOLOGIES, INC. (FORMERLY PORTABLE SOFTWARE CORPORATION)


Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Balance Sheets as of September 30, 1997 and
  1998, ....................................................   F-3
Consolidated Statements of Operations for the Years Ended
  September 30, 1996, 1997, and 1998........................   F-4
Consolidated Statements of Stockholders' Deficit for the
  Years Ended September 30, 1996, 1997, and 1998 ...........   F-5
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1996, 1997 and 1998.........................   F-6

Notes to Consolidated Financial Statements..................   F-7

7SOFTWARE, INC. (A DEVELOPMENT STAGE COMPANY)

Report of Ernst & Young LLP, Independent Auditors...........  F-23
Balance Sheet as of December 31, 1997 and June 30, 1998.....  F-24
Statement of Operations for the Period May 30, 1997 (Date of
  Incorporation) to December 31, 1997 and the Six Month
  Unaudited Period Ended June 30, 1998......................  F-25
Statement of Shareholders' Equity for the Period May 30,
  1997 (Date of Incorporation) to December 31, 1997 and the
  Six Month Unaudited Period Ended June 30, 1998............  F-26
Statement of Cash Flows for the Period May 30, 1997 (Date of
  Incorporation) to December 31, 1997 and the Six Month
  Unaudited Period Ended June 30, 1998......................  F-27

Notes to Financial Statements...............................  F-28

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements (Unaudited).....  F-31
Pro Forma Consolidated Statements of Operations for the Year
  Ended September 30, 1998 (Unaudited)......................  F-32
Notes to Pro Forma Consolidated Financial Statements
  (Unaudited)...............................................  F-33

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Concur Technologies, Inc.
(Formerly Portable Software Corporation)


     We have audited the accompanying consolidated balance sheets of Concur Technologies, Inc. (the Company) as of September 30, 1997 and 1998 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concur Technologies, Inc. at September 30, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.



                                                               ERNST & YOUNG LLP


Seattle, Washington


October 27, 1998, except as


to Note 19, as to which the


date is November   , 1998



     The foregoing report is in the form that will be signed upon shareholder approval of the reverse stock split described in Note 19 to the consolidated financial statements.



                                                               ERNST & YOUNG LLP


Seattle, Washington


November 18, 1998

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS


                                                                                        PRO FORMA
                                                                                      STOCKHOLDERS'
                                                                 SEPTEMBER 30,           EQUITY
                                                              --------------------    SEPTEMBER 30,
                                                                1997        1998          1998
                                                              --------    --------    -------------
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  6,695    $ 15,629
  Accounts receivable, net of allowance for doubtful
    accounts of $170 and $547 in 1997, and 1998,
    respectively............................................     4,365       4,988
  Prepaid expenses and other current assets.................       165         536
  Note receivable from stockholders.........................                   167
                                                              --------    --------
         Total current assets...............................    11,225      21,320
Equipment and furniture, net................................     1,088       2,162
Deposits and other assets...................................        51         336
Note receivable from stockholders, net of current portion...        --         333
Capitalized technology and other intangible assets..........        --         880
                                                              --------    --------
         Total assets.......................................  $ 12,364    $ 25,031
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  1,082    $  1,838
  Accrued liabilities.......................................     1,294       3,850
  Accrued commissions.......................................       509         902
  Current portion of accrued payment to stockholders........        --         167
  Current portion of long-term debt.........................       329       2,033
  Current portion of capital lease obligations..............       351       1,004
  Deferred revenues.........................................     1,477       3,052
                                                              --------    --------
         Total current liabilities..........................     5,042      12,846
Accrued payment to stockholders, net of current portion.....        --         333
Long-term debt, net of current portion......................     2,171       5,632
Capital lease obligations, net of current portion...........     1,516       2,127
Deferred rental expense.....................................        --         183
Redeemable convertible preferred stock:
  Issued and outstanding shares --
    8,564,893, and 10,213,553 in 1997, and 1998,
       respectively, liquidation value of $30,202 (Note
       11)..................................................    17,264      29,685
Redeemable convertible preferred stock warrants.............        81         444
Commitments
Stockholders' equity (deficit):
  Preferred stock, no par value:
    Authorized shares -- 53,000,000, of which 10,457,714
       have been designated redeemable convertible shares...        --          --            --
  Common stock, no par value:
    Authorized shares -- 60,000,000
    Issued and outstanding shares -- 2,289,493 and 3,098,543
       in 1997 and 1998, respectively; 13,312,096 shares pro
       forma................................................       259       6,276      $ 36,405
  Deferred stock compensation...............................        --        (452)         (452)
  Accumulated deficit.......................................   (13,969)    (32,043)      (32,043)
                                                              --------    --------      --------
         Total stockholders' equity (deficit)...............   (13,710)    (26,219)     $  3,910
                                                              --------    --------      ========
         Total liabilities and stockholders' equity
           (deficit)........................................  $ 12,364    $ 25,031
                                                              ========    ========


                            See accompanying notes.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                               1996       1997        1998
                                                              -------    -------    --------
Revenues, net:
  Licenses..................................................  $ 1,717    $ 6,347    $ 11,696
  Services..................................................      242      1,923       5,463
                                                              -------    -------    --------
                                                                1,959      8,270      17,159
Cost of revenues:
  Licenses..................................................      386        394         558
  Services..................................................      839      2,269       5,684
                                                              -------    -------    --------
                                                                1,225      2,663       6,242
                                                              -------    -------    --------

Gross profit................................................      734      5,607      10,917
Operating expenses:
  Sales and marketing.......................................    2,936      5,896      12,353
  Research and development..................................    1,793      3,401       6,434
  General and administrative................................      963      1,815       4,687
  Acquired in-process technology (Note 3)...................       --         --       5,203
                                                              -------    -------    --------
          Total operating expenses..........................    5,692     11,112      28,677
                                                              -------    -------    --------
Loss from operations........................................   (4,958)    (5,505)    (17,760)
Interest income.............................................       92        130         331
Interest expense............................................      (43)       (88)       (467)
Other expense, net..........................................      (44)       (61)       (178)
                                                              -------    -------    --------

Net loss....................................................  $(4,953)   $(5,524)   $(18,074)
                                                              =======    =======    ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                        $  (1.58)
                                                                                    ========
Shares used in calculation of pro forma basic and diluted
  net loss per share (unaudited)............................                          11,419
                                                                                    ========
Historical basic and diluted net loss per share.............  $ (2.17)   $ (2.41)   $  (7.45)
                                                              =======    =======    ========
Shares used in calculation of historical basic and diluted
  net loss per share........................................    2,282      2,288       2,425
                                                              =======    =======    ========


                            See accompanying notes.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                         COMMON STOCK         DEFERRED                        TOTAL
                                     --------------------       STOCK       ACCUMULATED   STOCKHOLDERS'
                                       SHARES     AMOUNT    COMPENSATION      DEFICIT        DEFICIT
                                     ----------   -------   -------------   -----------   -------------
Balance at October 1, 1995.........   2,280,028   $   258       $  --        $ (3,492)      $ (3,234)
  Issuance of common stock from
     exercise of stock options.....       8,217         1          --              --              1
  Net loss.........................          --        --          --          (4,953)        (4,953)
                                     ----------   -------       -----        --------       --------
Balance at September 30, 1996......   2,288,245       259          --          (8,445)        (8,186)
  Issuance of common stock from
     exercise of stock options.....       1,248        --          --              --             --
  Net loss.........................          --        --          --          (5,524)        (5,524)
                                     ----------   -------       -----        --------       --------
Balance at September 30, 1997......   2,289,493       259          --         (13,969)       (13,710)
  Issuance of common stock from
     exercise of stock options.....     100,132        13          --              --             13
  Deferred stock compensation......          --       861        (861)             --             --
  Amortization of deferred stock
     compensation..................          --        --         409              --            409
  Issuance of common stock in
     connection with acquisition
     (Note 3)......................     708,918     4,378          --              --          4,378
  Assumption of stock options in
     connection with acquisition
     (Note 3)......................          --       765          --              --            765
  Net loss.........................          --        --          --         (18,074)       (18,074)
                                     ----------   -------       -----        --------       --------
Balance at September 30, 1998......   3,098,543   $ 6,276       $(452)       $(32,043)      $(26,219)
                                     ==========   =======       =====        ========       ========


                            See accompanying notes.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                               1996       1997        1998
                                                              -------    -------    --------
OPERATING ACTIVITIES
Net loss....................................................  $(4,953)   $(5,524)   $(18,074)
Adjustments to reconcile net loss to net cash used in
  operating activities:
    Acquired in-process technology..........................       --         --       5,203
    Amortization of deferred stock compensation.............       --         --         409
    Warrant expense.........................................        5         53          23
    Depreciation and amortization...........................      144        393         629
    Provisions for bad debts................................       91         45         453
    Other...................................................       17         --         183
    Changes in operating assets and liabilities:
      Accounts receivable...................................     (451)    (3,901)     (1,040)
      Notes receivable from stockholders....................       --         --        (500)
      Prepaid expenses and other current assets.............       63        (84)       (616)
      Accounts payable......................................      (24)       454         756
      Accrued liabilities...................................      597        927       2,535
      Deferred revenues.....................................      412      1,026       1,575
                                                              -------    -------    --------
Net cash used in operating activities.......................   (4,099)    (6,611)     (8,464)
                                                              -------    -------    --------
INVESTING ACTIVITIES
Purchases of equipment and furniture........................     (420)    (1,020)        (40)
Payment in connection with acquisition of 7Software.........       --         --        (130)
                                                              -------    -------    --------
Net cash used in investing activities.......................     (420)    (1,020)       (170)
                                                              -------    -------    --------
FINANCING ACTIVITIES
Proceeds from sales leaseback transaction...................       --      1,800         192
Proceeds from capital lease financing.......................       --         67          --
Proceeds from borrowings....................................      563      3,087       5,500
Payments on borrowings......................................     (380)      (925)       (335)
Payment on capital leases...................................       --         --        (500)
Issuance of common stock....................................        1         --          13
Issuance of redeemable convertible preferred stock and
  warrants..................................................    7,479      4,612      12,698
                                                              -------    -------    --------
Net cash provided by financing activities...................    7,663      8,641      17,568
                                                              -------    -------    --------
Net increase (decrease) in cash and cash equivalents........    3,144      1,010       8,934
Cash and cash equivalents at beginning of year..............    2,541      5,685       6,695
                                                              -------    -------    --------
Cash and cash equivalents at end of year....................  $ 5,685    $ 6,695    $ 15,629
                                                              =======    =======    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest......................................  $    27    $    76    $    398
Issuance of redeemable convertible preferred stock in
  exchange for cancellation of notes payable................       --        267          --
Issuance of warrants in connection with financing
  activity..................................................       --         30          75
Equipment and furniture obtained through capital leases.....       --         --       1,572
Assets and liabilities recorded in connection with
  acquisition of 7Software:
    Operating assets........................................       --         --          85
    Accounts payable and accrued expenses...................       --         --         (15)
    Intangible assets.......................................       --         --         960


                            See accompanying notes.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




 1. DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of the Company

     Concur Technologies, Inc. (the "Company," formerly Portable Software Corporation) is a leading provider of Intranet-based employee-facing applications that extend automation to employees throughout the enterprise and to partners, vendors and service providers in the extended enterprise. The Company's Xpense Management Solution ("XMS") and CompanyStore products automate the preparation, approval, processing and data analysis of travel and entertainment ("T&E") expense reports and front-office procurement requisitions. The Company was originally incorporated in the State of Washington on August 19, 1993. Operations commenced during 1994.

  Principles of Consolidation


     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Concur Technologies (UK) Ltd., Concur Technologies Pty. Limited, and 7Software, Inc. ("7Software"). All significant intercompany accounts and transactions are eliminated in consolidation.



  Revenue Recognition Policy


     The Company generates revenues from licensing the rights to use its software products directly to end users. The Company also generates revenues from sales of customer support contracts and integration services performed for customers who license the software.


     The Company recognizes revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition." Software license revenues are recognized when a non-cancelable license agreement has been signed with a customer, the software is shipped, no significant post-delivery vendor obligations remain, and collection is deemed probable. Customer support revenues are recognized ratably over the term of the customer support contract, typically one year. Revenues for consulting services and other post-sales revenues are recognized when the services are performed.



     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). The Company adopted SOP 97-2 beginning in fiscal 1999. SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, postcontract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. Evidence of the fair value of each element is based on the price charged when the element is sold separately or, if the element is not being sold separately, the price for each element established by management having relevant authority. The revenues allocated to software products, including specified upgrades or enhancements, generally are recognized upon delivery of the products. The revenues allocated to unspecified upgrades, updates and other postcontract customer support generally are recognized ratably over the term of the contract. If evidence of the fair value for all elements of the arrangement does not exist, all revenues from the arrangement are deferred until such evidence exists or until all elements are delivered. Based upon its interpretation of SOP 97-2 and its current business policies and practices, the Company believes there will be no significant impact on revenue recognition as a result of the adoption of 97-2. However, full guidelines for this standard have not yet been issued. Once available, such guidelines could lead to unanticipated changes in the Company's current revenue accounting practices, and such changes could materially adversely affect the Company's future revenues and earnings.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 1. DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Cash and Cash Equivalents

     All highly liquid financial instruments purchased with an original maturity of three months or less are reported as cash equivalents.

  Fair Values of Financial Instruments


     At September 30, 1998, the Company has the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, accrued commissions, long-term debt and capital lease obligations, bank line of credit ("LOC"), and standby letters of credit. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and accrued commissions approximates fair value based on the liquidity of these financial instruments or based on their short-term nature. The carrying value of long-term debt, LOC, standby letters of credit, and capital lease obligations approximates carrying value based on the market interest rates available to the Company for debt of similar risk and maturities.


  Research and Development

     Research and development costs are expensed as incurred and consist primarily of software development costs. Financial accounting standards require the capitalization of certain software development costs after technological feasibility of the software is established. In the development of the Company's new products and enhancements to existing products, the technological feasibility of the software is not established until substantially all product development is complete, including the development of a working model. Internal software development costs that were eligible for capitalization were insignificant and were charged to research and development expense in the accompanying statements of operations.

  Advertising and Marketing Costs


     Costs of marketing materials and advertising expenditures are charged to operations when the materials are used or the advertising is first released. Advertising costs were $711,000, $569,000 and $1,762,000 in 1996, 1997 and 1998
respectively.


  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which utilizes the liability method of accounting for income taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

  Stock-Based Compensation

     In fiscal 1997, the Company implemented the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, the Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's common stock at the date of grant over the stock option exercise price.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 1. DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Equipment and Furniture

     Equipment and furniture are carried at cost. The Company provides for depreciation and amortization using the straight-line method for financial reporting purposes over estimated useful lives ranging from two to five years. Depreciation expense includes amounts amortized for assets recorded under capital leases.

  Net Loss per Share


     Basic and diluted net loss per share is calculated using the average number of shares of common stock outstanding. Other common stock equivalents, including stock options and warrants, are excluded from the computation as their effect is antidilutive. See Note 13.



     Upon the completion of the Company's proposed initial public offering, all redeemable convertible preferred stock will either automatically convert into common stock or it is assumed that the preferred stockholders will voluntarily convert into common stock. Accordingly, pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding and the weighted average redeemable convertible preferred stock outstanding as if such shares were converted to common stock at the time of issuance.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

  Concentrations of Credit Risk

     The Company's customer base is dispersed across many different geographic areas throughout the world in a variety of industries. No single customer accounted for more than 10% of the Company's sales in any of the periods presented. The Company does not require collateral or other security to support credit sales, but provides an allowance for bad debts based on historical experience and specific identification.

     The Company is subject to concentrations of credit risk from its cash and cash equivalents. Under terms of certain of its debt agreements, the Company is required to maintain its cash and cash equivalents primarily at one financial institution.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation.

  Recently Issued Accounting Standards


     In 1997, the following accounting standards were issued: SFAS No. 129, "Disclosure of Information About Capital Structure," requiring supplemental disclosure of capital structure SFAS No. 130, "Reporting Comprehensive Income" (this statement establishes standards for reporting and disclosure of comprehensive income and its components, including revenues, expenses, gains, and losses, in a full set of general-purpose financial statements) SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information;" and SOP 97-2, "Software Revenue Recognition." Each of these standards will become effective for the Company on October 1, 1998. The adoption of these standards is not expected to have a significant impact upon the Company's financial statements or disclosures. Also, in June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued and is required to be adopted by the Company in

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 1. DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) fiscal 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

 2. EQUIPMENT AND FURNITURE

     Equipment and furniture consisted of the following:


                                                              SEPTEMBER 30,
                                                             ----------------
                                                              1997      1998
                                                             ------    ------
                                                              (IN THOUSANDS)
Computer hardware and software.............................  $  319    $   48
Furniture and equipment....................................      33        38
Leased equipment...........................................     789     2,607
                                                             ------    ------
                                                              1,141     2,693
Less accumulated depreciation and amortization.............     (53)     (531)
                                                             ------    ------
                                                             $1,088    $2,162
                                                             ======    ======



     In July 1997, the Company entered into a Master Lease Agreement with Comdisco, Inc. ("Comdisco"), a preferred stockholder, under which Comdisco agreed to provide the Company lease financing, up to an aggregate purchase price of $2.5 million. In connection with this master lease agreement the Company entered into several sale leaseback transactions in September and October of 1997 under which the Company sold assets with a total net book value of $970,000. No gain or loss was recognized in connection with these sale leaseback transactions because the fair value of the equipment sold approximated net book value. Leases executed pursuant to this loan agreement aggregated to approximately $2 million and provide for equal monthly payments over a four-year term with an imputed interest rate of 8.2%.



     In February 1998, the Company entered into a second Master Lease Agreement, whereby the total financing commitment extended by Comdisco was increased by an additional $1.0 million, to a total of $3.5 million. In July 1998, the Company entered into a third Master Lease Agreement with Comdisco, whereby the total financing commitment was increased by an additional $1.5 million for a total of $5.0 million. As of September 30, 1998, approximately $1,369,000 was available under this agreement. The Company accounts for its obligations under these Master Lease Agreements as capital leases.



 3. ACQUISITION



     On June 30, 1998, the Company acquired 7Software, a privately-held software company and the developer of CompanyStore. The Company issued 708,918 shares of its common stock in exchange for all outstanding shares of 7Software and also assumed all outstanding 7Software options, which were converted to options to purchase approximately 123,921 shares of the Company's common stock. The total 7Software purchase price of $6,233,000 includes the estimated fair value of the common stock ($4,378,000), the estimated fair value of converted options issued ($765,000), $500,000 payable to certain former 7Software shareholders, cash payments of $130,000 and other direct acquisition costs of $460,000. The amount due to former 7Software shareholders is payable in the amount of $167,000 per year for three years. The acquisition was accounted for as a purchase. Therefore, the results of operations of 7Software and the fair value of the assets acquired and liabilities assumed were included in the Company's financial statements beginning on the acquisition date.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 3. ACQUISITION (CONTINUED)

     In connection with the purchase of 7Software, the Company assumed 7Software's 1997 stock option plan. All outstanding options to purchase the stock of 7Software on the acquisition date were converted into options to purchase 123,921 shares of common stock of the Company. The outstanding options can be exercised at a price of approximately $0.025 per share, vest over four years, and are exercisable for a period not to exceed ten years.



     The allocation of the purchase price resulted in intangible assets (primarily developed software and the value of an acquired workforce) of $960,000, which has been capitalized and is being amortized on a straight line basis over three years. Amortization expense for the year ended September 30, 1998 was $80,000. Acquired in-process technology has been valued using the income approach, resulting in a charge of $5,203,000.



     Values assigned to acquired in-process research and development, developed technology, and trademarks were determined using a discounted cash flow analysis. The value assigned to the acquired workforce was based on replacement cost. To determine the value of the in-process research and development, the Company considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, and associated risks, which included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development projects that had not yet reached technological feasibility or do not have alternative future uses. To determine the value of the developed technology, the expected future cash flows of the existing technology product were discounted taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. Based on this analysis, the existing technology that had reached technological feasibility was capitalized.


     As of the date of acquisition, the CompanyStore development project consisted of ongoing research and development efforts in the following areas:
(i) compatibility with additional databases, (ii) compatibility with additional enterprise resource planning platforms, (iii) multiple catalog support, (iv) fundamental redesign of the user interface, and (v) redesign and rewriting of the administrative functionality. Based on management's estimates, the remaining research and development efforts relating to the completion of the CompanyStore technology were expected to continue into the first quarter of fiscal 1999, the anticipated product release date. Accordingly, the cost to complete the in-process technology was estimated based on the number of man-months required to reach technological feasibility for the CompanyStore technology, the type of professional and engineering staff involved in the completion process and their fully burdened monthly salaries. Management estimated the direct costs to achieve technological feasibility to be approximately $307,000. Beyond this period, management estimated significantly less expense in supporting and maintaining active products identified at the acquisition date to be in-process technology. If the in-process projects contemplated in management's forecast are not successfully developed, future revenue and profitability might be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 3. ACQUISITION (CONTINUED)

     The unaudited pro forma combined historical results, as if 7Software had been acquired on October 1, 1997, excluding the non-recurring one-time charge for acquired in-process technology, are as follows:



                                                              YEAR ENDED
                                                          SEPTEMBER 30, 1998
                                                         ---------------------
                                                          ACTUAL     PRO FORMA
                                                         --------    ---------
                                                            (IN THOUSANDS)
                                                                     (UNAUDITED)
Total revenues, net....................................  $ 17,159    $ 17,356
Net loss...............................................   (18,074)    (13,350)
Pro forma net loss per share...........................     (1.58)      (1.14)


     The pro forma information does not purport to be indicative of the results that would have been attained had these events occurred at the beginning of the period presented and is not necessarily indicative of future results.


     In connection with the purchase of 7Software, the Company also entered into separate employment agreements with certain former 7Software officers and shareholders. Under the terms of these arrangements, the Company loaned $500,000 to these officers and shareholders in the form of a note receivable. This receivable is payable in aggregate annual installments of $167,000 plus interest at variable rates. The note is secured by second mortgages on real property.



     Approximately 124,000 shares of the Company's common stock issued in connection with the purchase of 7Software will be held in escrow until June 30, 1999 subject to resolution of any unresolved claims by the Company. The value of these shares was included in the 7Software purchase price, as no such unresolved claims are known. In addition, as of September 30, 1998, 340,452 shares of Common Stock issued to the founders in connection with the acquisition included restrictions entitling the Company to repurchase such shares in the event of termination. These shares were issued in exchange for 7Software shares that included the same restrictions. These restrictions lapse at various rates through June 2000. The estimated fair value of these shares has been included in the purchase price referred to above.


 4. LINE OF CREDIT

     The Company has a $2.0 million line of credit for operating needs that expires in November 1998. Borrowings under the credit line bear interest at the lending bank's prime interest rate plus 1.5%, which can be reduced to the bank's prime rate plus 1.0% following the achievement and maintenance of after-tax operating profitability for two consecutive quarters. The line is limited to $500,000 for the issuance of standby and commercial letters of credit. The borrowing base for the line is to be monitored on a monthly basis and is to consist of the sum of up to 80% of eligible domestic accounts receivable and any letter of credit backed or insured by foreign accounts receivable; and up to 80% of approved eligible foreign accounts receivable with a limit of the aggregate funds advanced against such accounts, not to exceed $300,000. Interest is due monthly and principal is due upon maturity.


     There were no outstanding borrowings under this line at September 30, 1998. The bank had issued standby letters of credit on behalf of the Company at September 30, 1998 in the amount of $465,000, and the amount available under the line of credit on that date was $1,535,000. The line is secured by all non-leased assets of the Company, including intellectual property. The line of credit agreement requires the Company to meet certain financial covenants, including limitations on the Company's ability to pay dividends. See Note 11 for a discussion of warrants issued in conjunction with the line of credit and other debt.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 5. LONG-TERM DEBT


     Long-term debt at September 30, 1998 consisted of: (i) a $3.0 million senior term loan facility; (ii) a $1.5 million subordinated promissory note; and
(iii) a $3.5 million subordinated promissory note. The subordinated promissory notes are held by Comdisco. The proceeds from these obligations may be used for equipment purchases and general corporate purposes.



     The senior term loan facility bears interest at the lending bank's prime rate less 1.0% (7.5% at September 30, 1998) and matures on February 15, 2001. Payments are interest only through February 15, 1999. At February 15, 1999, the outstanding balance under the facility will be paid in 24 equal monthly principal payments, plus applicable interest. The loan is secured by a perfected senior security interest in all non-leased assets of the Company with specific filings for intellectual property (both the line of credit and senior term loan were issued by the same lender and include the same financial covenants and restrictions discussed above).


     The subordinated promissory notes (which are subordinated to both the line of credit and senior term loan) are secured by the Company's receivables, equipment, general intangibles, inventory, and all other goods and personal property of the Company. The $1.5 million note bears interest at 8.5%, has principal and interest payments of approximately $38,000 due monthly, and matures in August 2001. The $3.5 million note bears interest at 11.0%, has monthly principal and interest payments of approximately $101,000 beginning in November 1998, and matures in April 2002. The underlying debt agreement allows the Company to obtain additional long-term borrowings of up to $1.5 million, at an interest rate of 12.5%. This commitment by the lending institution will expire on December 31, 1998.

     Maturities of long-term debt are as follows:


                                                 (IN THOUSANDS)
                                                 --------------
Fiscal year ending September 30:
  1999.........................................      $2,033
  2000.........................................       2,857
  2001.........................................       2,094
  2002.........................................         681
                                                     ------
                                                     $7,665
                                                     ======


 6. NOTES PAYABLE TO STOCKHOLDERS


     In December 1996, the Company agreed to exchange two notes payable to stockholders totaling $233,000, plus accrued interest, for 134,920 shares of Series C Preferred Stock. At the time of the conversion to Series C Preferred Stock, the outstanding balance of the notes plus accrued interest was $267,000.


 7. COMMITMENTS

     The Company leases office space and equipment under noncancelable operating leases and capital leases. In October 1997, the Company signed a five-year lease for a new corporate headquarters in Redmond, Washington, which commenced February 1998. The Company has the option to extend the lease for one additional five-year term. The Company is required to provide a $450,000 letter of credit as security for the lease. The letter of credit may be reduced by specified amounts in the lease agreement after 36 months or upon the Company's achieving certain economic goals. In January and February 1998, the Company signed two-year subleases for its former corporate headquarters.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 7. COMMITMENTS (CONTINUED)

     Future minimum rental payments under noncancelable leases, net of the future minimum rentals of $274,000 to be received under the subleases, are as follows:



                                                          CAPITAL    OPERATING
                                                          LEASES      LEASES
                                                          -------    ---------
                                                             (IN THOUSANDS)
Fiscal year ending September 30:
  1999..................................................    1,234        883
  2000..................................................    1,244        727
  2001..................................................    1,036        754
  2002..................................................       27        754
  2003..................................................       --        276
                                                          -------     ------
                                                            3,541     $3,394
                                                                      ======
Less amount representing interest.......................     (410)
                                                          -------
Present value of net minimum capital lease
  obligations...........................................    3,131
Less current portion....................................   (1,004)
                                                          -------
Capital lease obligations, less current portion.........  $ 2,127
                                                          =======



     Total rent expense for the years ended September 30, 1996, 1997 and 1998 was $162,000, $254,000 and $1,055,000 respectively.


 8. INCOME TAXES


     The Company did not provide an income tax benefit for any period presented because it has experienced operating losses since inception. At September 30, 1998, the Company has net operating loss carryforwards of $19,142,000 and tax credit carryforwards of $262,000, all of which expire between 2009 and 2013.


     As a result of prior equity financings, the Company has incurred and will incur "ownership changes" pursuant to applicable regulations in effect under the Internal Revenue Code of 1986, as amended. Accordingly, the Company's use of net operating loss carryforwards incurred through the date of these ownership changes will be limited during the carryforward period. To the extent that any single year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period.

     Significant components of the Company's deferred tax assets are as follows:


                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 3,410      6,508
  Tax credit carryforwards..................................      152        262
  Deferred revenues.........................................      502      1,038
  Expenses not currently deductible and other...............      630        947
                                                              -------    -------
          Total deferred tax assets.........................    4,694      8,755
Valuation allowance.........................................   (4,694)    (8,755)
                                                              -------    -------
                                                              $    --    $    --
                                                              =======    =======

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 8. INCOME TAXES (CONTINUED)

     Since the Company's utilization of these deferred tax assets is dependent on future profits, which are not assured, a valuation allowance equal to the net deferred tax assets has been provided. The valuation allowance for deferred tax assets increased approximately $2,635,000 and $4,061,000 during the years ended September 30, 1997 and 1998.


 9. STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLAN


     The Company's 1994 Stock Option Plan (the "1994 Plan") provides for the issuance of options to acquire 2,760,000 shares of common stock. The 1994 Plan provides for the granting of incentive stock options to employees and nonqualified stock options to employees, directors and other eligible participants. Options granted under the 1994 Plan vest at variable rates, typically four years, determined by the Board of Directors, and remain exercisable for a period not to exceed ten years. At September 30, 1998, 354,768 shares were available for future grant.



Benefit Plans


     On August 21, 1998, the Board adopted the 1998 Equity Incentive Plan, the Director Stock Option Plan and the Employee Stock Purchase Plan. The Equity Incentive Plan authorizes issuance of 3,240,000 shares of common stock upon the exercise of stock options or otherwise pursuant to the plan. The Director Stock Option Plan authorizes the issuance of 240,000 shares of common stock upon the exercise of stock options that may be granted pursuant to the plan. The Employee Stock Purchase Plan authorizes the issuance of 320,000 shares of Common Stock. There were no options granted under these plans as of September 30, 1998.



     A summary of the Company's stock option activity under the 1994 Plan and the options issued in exchange for options of 7Software and related weighted average exercise prices is as follows:



                                                SEPTEMBER 30, 1996        SEPTEMBER 30, 1997        SEPTEMBER 30, 1998
                                              ----------------------    ----------------------    ----------------------
                                                            WEIGHTED                  WEIGHTED                  WEIGHTED
                                                            AVERAGE                   AVERAGE                   AVERAGE
                                                            EXERCISE                  EXERCISE                  EXERCISE
                                               OPTIONS       PRICE       OPTIONS       PRICE       OPTIONS       PRICE
                                              ----------    --------    ----------    --------    ----------    --------
Balance at beginning of period..............     324,100     $ 0.11        622,879     $ 0.15        794,777     $0.16
  Granted...................................     360,400       0.18        196,580       0.22        746,414      1.82
  Issued in exchange for options of
    7Software...............................          --         --             --         --        123,921      0.03
  Exercised.................................      (8,218)      0.13         (1,248)      0.18       (100,132)     0.13
  Canceled..................................     (53,403)      0.14        (23,434)      0.37        (25,459)     0.37
                                              ----------                ----------                ----------
Balance at end of year......................     622,879       0.15        794,777       0.15      1,539,521      0.95
                                              ==========                ==========                ==========
Exercisable at end of period................     199,157       0.10        391,815       0.16        498,378      0.13
                                              ==========                ==========                ==========
Weighted average fair value of options
  granted during the period
    Granted at fair value...................       $0.18                     $0.22                    $10.73
    Granted at below fair value.............          --                        --                      2.58

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 9. STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLAN (CONTINUED)

     Information regarding the weighted average remaining contractual life and weighted average exercise price of options outstanding and options exercisable at September 30, 1998 for selected exercise price ranges is as follows:



                            OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                        ---------------------------   --------------------
                           WEIGHTED                               WEIGHTED
                            AVERAGE                               AVERAGE
         RANGE OF         CONTRACTUAL                             EXERCISE
      EXERCISE PRICES   LIFE (IN YEARS)    SHARES      SHARES      PRICE
      ---------------   ---------------   ---------   ---------   --------
      $ .03  -  0.20         7.22           776,882     493,180    $ 0.13
                0.37         9.07           585,619       5,123      0.37
       1.88  - 11.63         9.75           177,020          75      3.13
       -------------         ----         ---------   ---------    ------
      $ 0.3  - 11.63         8.22         1,539,521     498,378    $ 0.13
                                          =========   =========



     The Company uses the intrinsic value-based method to account for all its employee stock-based compensation arrangements. Accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements because the fair value of the underlying common stock equals or exceeds the exercise price of the stock options at the date of grant, except with respect to certain options granted during the year ended September 30, 1998. The Company has recorded deferred stock compensation expense of $861,000 relating to options granted during the year ended September 30, 1998. This amount represents the difference between the exercise price and the deemed fair value for financial reporting purposes of the Company's common stock during the periods in which such options were granted. Amortization of deferred stock compensation of $409,000 was recognized during the year ended September 30, 1998.


     The following pro forma information regarding stock-based compensation has been determined as if the Company had accounted for its employee stock options under the fair market value method of SFAS 123. The fair value of these options was estimated at the date of grant using a minimum value option pricing model with the following weighted average assumptions: risk-free interest rates range from 5.5% to 6.5% in 1996, 1997, and 1998; a dividend yield rate of 0% for all periods; and the options will be exercised one year after they vest.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:


                                                                   YEAR ENDED SEPTEMBER 30,
                                                           ----------------------------------------
                                                             1996           1997            1998
                                                           ---------      ---------      ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net loss as reported.....................................   $(4,953)       $(5,524)       $(18,074)
Incremental pro forma compensation expense under SFAS
  123....................................................        (2)            (7)            (37)
                                                            -------        -------        --------
Pro forma net loss.......................................   $(4,955)       $(5,531)       $(18,111)
                                                            =======        =======        ========
Pro forma loss per share.................................   $ (2.17)       $ (2.42)       $  (7.47)
                                                            =======        =======        ========


     Under SFAS 123, compensation expense representing the fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net loss may not be representative of compensation expense in future years, when the effect of amortization of multiple awards would be reflected in pro forma earnings.

10. STOCKHOLDER NOTES RECEIVABLE


     In October 1994, certain stockholders exercised options to purchase shares of common stock. In connection with the issuance, the Company accepted promissory notes totaling $80,000. These notes are due

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



10. STOCKHOLDER NOTES RECEIVABLE (CONTINUED) in October 1999 and bear interest at 5%, payable annually. These notes are full recourse and are secured by the common stock purchased with the proceeds thereof.

11. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

  Redeemable Convertible Preferred Stock


     In October 1994, the Company designated and issued 1,529,636 shares of Series A redeemable convertible preferred stock ("Series A Preferred Stock") through a private offering. Net proceeds from the financing amounted to $1,963,000.



     In July 1995, the Company designated and issued 1,874,999 shares of Series B redeemable convertible preferred stock ("Series B Preferred Stock") through a private offering. Net proceeds from the financing amounted to $2,939,000.



     In July 1996, the Company designated 3,909,920 shares and issued 3,750,000 shares of Series C redeemable convertible preferred stock ("Series C Preferred Stock") through a private offering. Net proceeds from the financing amounted to $7,479,000. In December 1996, the Company agreed to issue an additional 134,920 shares of Series C Preferred Stock in exchange for the cancellation of notes payable totaling $267,000.



     In July 1997, the Company designated 1,343,159 shares and issued 1,275,338 shares of Series D redeemable convertible preferred stock ("Series D Preferred Stock") through a private offering. Net proceeds from the financing amounted to $4,612,000.



     In June 1998, the Company designated 1,800,000 shares and issued 1,003,509 shares of Series E redeemable convertible preferred stock ("Series E Preferred Stock") through a private offering. In August 1998, the Series E Preferred Stock Purchase Agreement (the "Purchase Agreement") was amended for the sale of an additional 645,161 shares of the Company's Series E Preferred Stock and Series E Preferred Stock Warrants to purchase an additional 2,400,000 shares of Series E Preferred Stock for $4,999,999 to American Express Travel Related Services Company, Inc. ("TRS"). The total number of shares of Series E Preferred Stock issued was 1,648,660. Total net proceeds from the Series E Preferred Stock financing amounted to $12,698,000.


     Redeemable convertible preferred stock is convertible into common stock, at the option of the holder, currently at the rate of one-to-one, subject to antidilution provisions. An equivalent number of unissued shares of common stock are reserved for issuance in the event of full conversion of all redeemable convertible preferred stock. Each share of redeemable convertible preferred stock has voting rights equivalent to the number of shares of common stock issuable if converted. Stockholders of certain series of preferred stock have the right to elect one member to the Board of Directors while common stockholders may elect two members to the Board of Directors.

     Subject to certain conditions, the redeemable convertible preferred stock has mandatory conversion requirements in the event of a qualified initial public offering of the Company's common stock, or if 80% of the preferred stockholders, voting as a single class, elects to convert to common stock. Each series of redeemable convertible preferred stock has dividend rights payable at various rates per share when and if declared. In the event of any distribution of assets upon liquidation of the Company, the order of preference to those assets will be holders of Series E, Series D, Series C, Series B, and Series A Preferred Stock at the original offering price per share, plus any declared but unpaid dividends. Any remaining assets will be distributed ratably to all stockholders up to various maximum rates for the preferred stockholders.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



11. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS (CONTINUED)
     The redeemable convertible preferred stock will be redeemed in four equal annual installments beginning in October 2001 unless waived in writing by more than 60% of the holders of such stock. Redemption amounts are based on the original offering price of the stock plus any declared but unpaid dividends. The order of preference in any such redemption effected is as follows: Series E, Series D, Series C, Series B and Series A Preferred Stock.


     Following is a summary of terms and conditions for each series of redeemable convertible preferred stock as of September 30, 1998:



                                                                                 ANNUAL
                                                                AGGREGATE       DIVIDEND
                                        SHARES       STATED    LIQUIDATION       RATE --
                                      OUTSTANDING    VALUE        VALUE       NONCUMULATIVE
                                      -----------    ------    -----------    -------------
Issues and outstanding:
  Series A..........................   1,529,636     $1.30     $ 2,000,000       $0.0915
  Series B..........................   1,874,999      1.60       3,000,000        0.1120
  Series C..........................   3,884,920      2.00       7,770,000        0.1400
  Series D..........................   1,275,338      3.65       4,655,000        0.2550
  Series E..........................   1,648,660      7.75      12,777,000        0.5425
                                      ----------               -----------
                                      10,213,553               $30,202,000
                                      ==========               ===========


  Warrants to Purchase Preferred Stock


     In May 1996, the Company issued warrants to purchase 28,125 shares of Series C Preferred Stock in conjunction with a renewal and increase in the bank line of credit (see Note 4). The warrants are immediately exercisable at a price of $2.00 per share, expiring May 2001. The estimated fair value of these warrants of $5,000 has been recorded as debt issuance costs.



     In July 1997, the Company issued warrants to Comdisco to purchase 44,827 and 22,988 shares of Series D Preferred Stock in conjunction with the Company's receipt of financing commitments relating to the promissory note and lease agreement, respectively (see Note 2). Each has a purchase price of $3.65 per share. The warrants become immediately exercisable on the effective date of the agreements and remain exercisable for a period of five years; or two years from the effective date of the Company's initial public offering, whichever is longer, provided the offering is less than $15.0 million. Should the offering exceed $15.0 million, the warrant will expire, if not previously exercised, immediately upon the closing of the issuance and sale of shares of common stock of the Company. The estimated fair values of these warrants of $30,000 and $16,000, respectively, has been recorded as debt issuance costs.



     In September 1997, the Company issued warrants to purchase 14,000 shares of Series D Preferred Stock in conjunction with a new loan facility and an increase/renewal in the bank line of credit (see Note 4). The warrants have an initial exercise price of $3.65 per share, a five-year maturity inclusive of certain provisions to include, but not limited by, a net exercise provision, antidilution protection and a $30,000 put option. The right to exercise the put option expires two years from the issue date of the warrants. The estimated fair value of these warrants of $30,000 has been recorded as debt issuance costs.



     In April 1998, the Company issued warrants to purchase 13,187 shares of Series E Preferred Stock in conjunction with the increase to the senior loan facility (see Note 4). The warrants have an initial exercise price of $7.75 per share. The warrants became immediately exercisable on the effective date of the agreements and are exercisable for a period of five years. Additionally, the agreement provides for a $75,000 put option,

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



11. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS (CONTINUED)

which expires in April 2000. The estimated fair value of these warrants of $75,000 has been recorded as debt issuance costs.



     In May 1998, the Company issued warrants to Comdisco to purchase 56,451 shares of Series E Preferred Stock in conjunction with the new subordinated promissory note (see Note 2). The warrants are immediately exercisable at a price of $7.75 per share and are exercisable for a period of five years; or two years from effective date of the Company's initial public offering, whichever is longer, provided the offering is less than $15.0 million. Should the offering exceed $15.0 million, the right to purchase preferred stock as granted shall expire, if not previously exercised, immediately upon the closing of the issuance and sale of shares of common stock of the Company. The estimated fair value of these warrants of $11,000 has been recorded as debt issuance costs. Under the terms of this subordinated debt agreement, the Company has an outstanding commitment to issue additional warrants to purchase as many as 27,096 shares of Series E Preferred Stock at an exercise price of $7.75 per share if it utilizes the $1.5 million additional financing available under the agreement.



     In connection with the sale of an additional 645,161 shares of Series E Preferred Stock, the Company issued a warrant to TRS and its assignees to purchase an additional 2,400,000 shares of Series E Preferred Stock. If all of the shares of Series E Preferred Stock are converted into shares of common stock in connection with a registration of the Company's common stock under the Securities Act, this warrant will automatically become exercisable for 2,400,000 shares of the Company's common stock. The warrant is exercisable in four tranches as follows: 300,000 shares may be acquired at the time of the Company's initial public offering at a cash purchase price per share equal to the initial public offering price per share less 7%; 700,000 shares may be acquired at any time on or before October 15, 1999 at a cash purchase price of $33.75 per share; 700,000 shares may be acquired at any time on or before January 15, 2001 at a cash purchase price of $50.63 per share; and the remaining 700,000 shares may be acquired at any time on or before January 15, 2002 at a cash purchase price of $85.00 per share. As was permitted by the warrant, the Company exercised its option to cancel 25% of the shares that could have been acquired under the warrant at the time of the Offering or on or before October 15, 1999. Thus, 225,000 shares may be acquired at the time of the Offering, and 525,000 shares may be acquired on or before October 15, 1999. The estimated fair value of this warrant, determined based on a Black Scholes fair value model, is approximately $278,000, which has been recorded as redeemable convertible preferred stock warrants.


     All preferred stock warrants automatically convert to common stock warrants upon the closing of a qualified initial public offering of the Company's common stock.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. STOCKHOLDERS' EQUITY

     The Company has reserved shares of common stock for future issuance as follows:


                                                              SEPTEMBER 30,
                                                                  1998
                                                              -------------
Outstanding stock options...................................    1,539,521
Stock Options available for grant...........................      354,768
1998 Equity Incentive Plan..................................    3,240,000
Director Stock Option Plan..................................      240,000
Employee Stock Purchase Plan................................      320,000
Conversion of redeemable convertible preferred stock:
     Series A...............................................    1,529,636
     Series B...............................................    1,875,000
     Series C...............................................    3,909,920
     Series D...............................................    1,343,158
     Series E...............................................    1,800,000
Warrants to purchase Series C Preferred Stock that are
  convertible to common stock...............................       28,125
Warrants to purchase Series D Preferred Stock that are
  convertible to common stock...............................       81,815
Warrants to purchase Series E Preferred Stock that are
  convertible to common stock...............................    2,219,638
                                                               ----------

          Total.............................................   18,481,581
                                                               ==========


13. NET LOSS PER SHARE

     Basic and diluted net loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding. Pro forma net loss per share is computed using the weighted average number of shares used for basic and diluted per share amounts and the weighted average convertible redeemable preferred stock outstanding as if such shares were converted to common stock at the time of issuance.


                                                                  YEAR ENDED SEPTEMBER 30,
                                                           --------------------------------------
                                                              1996         1997          1998
                                                           ----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Net loss.................................................  $   (4,953)  $    (5,524)  $   (18,074)
                                                           ==========   ===========   ===========
Basic and diluted net loss per common share..............  $    (2.17)  $     (2.41)        (7.45)
                                                           ==========   ===========   ===========
Weighted average number of common shares used for basic
  and diluted per share amounts..........................   2,282,382     2,288,379     2,425,254
                                                           ==========   ===========   ===========
Weighted average common shares issuable upon pro forma
  conversion of preferred stock..........................                               8,994,088
                                                                                      ===========
Weighted average number of shares used for pro forma per
  share amounts..........................................                              11,419,342
                                                                                      ===========
Pro forma basic and diluted net loss per share
  (unaudited)............................................                             $     (1.58)
                                                                                      ===========



     Options to purchase 1,539,521 shares of common stock with exercise prices of $0.03 to $11.63 per share and warrants to purchase 2,329,578 shares of preferred stock at a range of $2.00 to $85.00 per share were

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



13. NET LOSS PER SHARE (CONTINUED)

outstanding at September 30, 1998. These options and warrants were excluded from the computation of diluted earnings per share because their effect was anti-dilutive.


14. RETIREMENT 401(k) PLAN

     The Company sponsors a 401(k) Profit Sharing and Trust Plan that is available to substantially all employees. Each employee may elect to contribute up to 20% of his or her pre-tax gross earnings, subject to annual limits. The Company reserves the right to amend the Plan at any time. Employee contributions to the Plan are subject to statutory limitations regarding maximum contributions. There are no Company matching contributions.

15. INTERNATIONAL REVENUES

     The Company licenses and markets its products primarily in the United States, and operates in a single industry segment. Information regarding revenues in different geographic regions is as follows:


                                                                   REVENUES
                                                          ---------------------------
                        COUNTRY                            1996      1997      1998
                        -------                           ------    ------    -------
                                                                (IN THOUSANDS)
United States...........................................  $1,959    $6,981    $16,349
Europe..................................................      --       612        364
Canada..................................................      --       677         31
Australia...............................................      --        --        398
Asia....................................................      --        --         17
                                                          ------    ------    -------
          Total.........................................  $1,959    $8,270    $17,159
                                                          ======    ======    =======


     From the inception of the Company to September 30, 1996, there were no significant export sales or operations in countries outside of the United States.

16. SIGNIFICANT AGREEMENTS

  Strategic Marketing Alliance Agreement with American Express


     In December 1997, the Company entered into a strategic alliance agreement with American Express Company ("American Express"), a related party, under which American Express refers to the Company its corporate charge card customers that seek a T&E expense management software solution. Under the terms of the agreement, American Express receives a fee for referring to the Company clients of American Express who become XMS customers. The fee varies based upon licensing revenue realized from referred customers. Except for the referral, the Company is responsible for the entire sales effort and also for customer support and warranty service. Under the agreement, the Company and American Express have also agreed to develop certain product features enabling a higher level of integration between XMS and certain American Express services and products.



  Co-Branded XMS Service Marketing Agreement



     In August 1998, the Company entered into a Co-Branded XMS Service Marketing Agreement with American Express' affiliate TRS. Under the terms of the agreement, TRS will receive a fee for marketing to TRS's clients a co-branded enterprise service provider ("ESP") version of XMS containing special features. The marketing fee is based on the amount of revenue received. The Company is responsible for providing warranty and customer support services to these customers. In addition, under the terms of the agreement, the

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. SIGNIFICANT AGREEMENTS (CONTINUED)

Company and TRS have agreed to jointly develop certain product features for integration into the co-branded ESP version of XMS.



  License and Other Agreements



     The Company has entered into various agreements that allow the Company to incorporate licensed technology into its products or that allow the Company the right to sell separately the licensed technology. The Company incurs royalty fees under these agreements that are based on a predetermined fee per license sold. Royalty costs incurred under these agreements are recognized as products are licensed and are included in cost of product sales. These amounts totaled $203,000 and $348,000 for the years ended September 30, 1997 and 1998, respectively. Amounts recognized in 1996 were insignificant.



17. RELATED PARTY TRANSACTION



     During 1998 the Company paid fees of $121,000 to a stockholder under a sales referral agreement. Certain of the proceeds received under the sales referral agreement in the amount of $192,000 were received directly from the stockholder. Additionally, the Company recorded $134,000 in revenue for the sale of a license agreement to another stockholder in 1998. No sales were made to stockholders or under the sales referral agreement prior to 1998. At September 30, 1998 accounts receivable from stockholders were $152,000 and accounts payable to stockholders were $83,000.



18. INITIAL PUBLIC OFFERING



     On August 21, 1998, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to offer its common stock to the public. If the offering is consummated under terms presently anticipated each outstanding share of redeemable convertible preferred stock will convert into one share of common stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the redeemable convertible preferred stock outstanding at September 30, 1998 into common stock and the assumed conversion of redeemable convertible preferred stock warrants outstanding at September 30, 1998 into common stock warrants as of September 30, 1998.



19. SUBSEQUENT EVENT -- REVERSE STOCK SPLIT



     On August 21, 1998 the Board of Directors authorized a reverse stock split of the Company's common stock. The split ratio of 1-to-2.5 was determined on November 16, 1998, subject to shareholder approval. The related common share, preferred share and per share data in the accompanying financial statements has been retroactively restated to reflect the reverse stock split, including preferred share data on an as-converted to common stock basis.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
7Software, Inc.


     We have audited the accompanying balance sheet of 7Software, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, shareholders' equity, and cash flows for the period May 30, 1997 (date of incorporation) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 7Software, Inc. at December 31, 1997 and the results of its operations and its cash flows for the period May 30, 1997 (date of incorporation) to December 31, 1997 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
August 14, 1998

                                7SOFTWARE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS


                                                              DECEMBER 31,     JUNE 30,
                                                                  1997           1998
                                                              ------------    -----------
                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................      $25            $  39
  Accounts receivable.......................................       12               36
                                                                  ---            -----
          Total current assets..............................       37               75
Furniture and equipment, net................................       21               28
                                                                  ---            -----
          Total assets......................................      $58            $ 103
                                                                  ===            =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................      $ 6            $   4
  Accrued payroll liabilities...............................        4                4
                                                                  ---            -----
          Total current liabilities.........................       10                8
Convertible note payable....................................       25              130
Commitments
Shareholders' equity:
  Preferred stock, no par value:
     Authorized shares: 5,000,000
     No shares issued and outstanding.......................       --               --
  Common stock, no par value:
     Authorized shares: 10,000,000
     2,000,000 and 2,082,294 shares issued and outstanding
      at December 31, 1997 and June 30, 1998,
      respectively..........................................       20              212
  Deferred stock compensation...............................       --               (8)
  Retained earnings (deficit)...............................        3             (239)
                                                                  ---            -----
          Total shareholders' equity (deficit)..............       23              (35)
                                                                  ---            -----
          Total liabilities and shareholders' equity
            (deficit).......................................      $58            $ 103
                                                                  ===            =====


                            See accompanying notes.

                                7SOFTWARE, INC.
                         (A DEVELOPMENT STAGE COMPANY)


                            STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)


                                                                  FOR THE PERIOD
                                                                   MAY 30, 1997           SIX MONTHS
                                                              (DATE OF INCORPORATION)        ENDED
                                                               TO DECEMBER 31, 1997      JUNE 30, 1998
                                                              -----------------------    -------------
                                                                                          (UNAUDITED)
Revenues....................................................            $66                  $ 131
Cost of revenues............................................              5                     25
                                                                        ---                  -----
Gross profit................................................             61                    106
Operating expenses:
  Research and development..................................             30                    213
  Selling, general, and administration......................             27                    135
                                                                        ---                  -----
          Total operating expenses..........................             57                    348
                                                                        ---                  -----
Income (loss) before taxes..................................              4                   (242)
Provision for taxes.........................................              1                     --
                                                                        ---                  -----
          Net income (loss).................................            $ 3                  $(242)
                                                                        ===                  =====


                            See accompanying notes.

                                7SOFTWARE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
    FOR THE PERIOD MAY 30, 1997 (DATE OF INCORPORATION) TO DECEMBER 31, 1997
            AND FOR THE 6 MONTH UNAUDITED PERIOD ENDED JUNE 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                             TOTAL
                                        COMMON STOCK          DEFERRED      RETAINED     STOCKHOLDERS'
                                     -------------------       STOCK        EARNINGS        EQUITY
                                      SHARES      AMOUNT    COMPENSATION    (DEFICIT)      (DEFICIT)
                                     ---------    ------    ------------    ---------    -------------
Sale of common stock at $0.01 per
  share for cash on June 6, 1997...    630,000     $  6                       $  --          $   6
  Issuance of common stock at $0.01
     per share for furniture and
     equipment at cost on June 6,
     1997..........................    630,000        6                          --              6
  Issuance of common stock at $0.01
     per share for employee
     services on June 6, 1997......    740,000        8                          --              8
  Net income.......................         --       --                           3              3
                                     ---------     ----         ----          -----          -----
Balance at December 31, 1997.......  2,000,000     $ 20                       $   3          $  23
  Issuance of common stock
     (unaudited)...................     12,632        1                          --              1
  Issuance of common stock on
     conversion of notes payable
     (unaudited)...................     69,662      100                          --            100
  Net loss (unaudited).............                  --                        (242)          (242)
  Deferred stock compensation
     (unaudited)...................         --       91          (91)                           --
  Amortization of deferred stock
     compensation (unaudited)......         --       --           83                            83
                                     ---------     ----         ----          -----          -----
Balance at June 30, 1998
  (unaudited)......................  2,082,294     $212           (8)         $(239)         $ (35)
                                     =========     ====         ====          =====          =====


                            See accompanying notes.

                                7SOFTWARE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 FOR THE PERIOD
                                                                  MAY 30, 1997
                                                                    (DATE OF
                                                                 INCORPORATION)      SIX MONTHS ENDED
                                                              TO DECEMBER 31, 1997    JUNE 30, 1998
                                                              --------------------   ----------------
                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...........................................          $  3                $(242)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation..............................................             1                    2
  Stock compensation........................................             8                   83
  Changes in assets and liabilities:
     Accounts receivable....................................           (12)                 (24)
     Accounts payable and accrued payroll liabilities.......            10                   (2)
                                                                      ----                -----
Net cash provided by (used in) operating activities.........            10                 (183)
                                                                      ----                -----
INVESTING ACTIVITIES
Purchases of furniture and equipment........................           (16)                  (9)
                                                                      ----                -----
FINANCING ACTIVITIES
Proceeds from issuance of common stock......................             6                    1
Proceeds from convertible note payable......................            25                   75
Proceeds from convertible note payable to Concur............                                130
                                                                      ----                -----
Net cash provided by financing activities...................            31                  206
                                                                      ----                -----
Net increase in cash and cash equivalents...................            25                   14
Cash and cash equivalents at beginning of period............            --                   25
                                                                      ----                -----
Cash and cash equivalents at end of period..................          $ 25                $  39
                                                                      ====                =====
NONCASH TRANSACTIONS AND SUPPLEMENTAL DISCLOSURES
Furniture and equipment contributed for common stock........          $  6                   --
                                                                      ====                =====
Issuance of common stock in consideration for conversion of
  note payable..............................................            --                $ 100
                                                                      ====                =====


                            See accompanying notes.

                                7SOFTWARE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIOD MAY 30, 1997 (DATE OF INCORPORATION) TO JUNE 30, 1998
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

     7Software, Inc. (the "Company") was incorporated in California on May 30, 1997. The Company performs consulting services for product development and developed a product called CompanyStore that automates the purchasing of nonproduction goods. CompanyStore runs on corporate intranets, providing access to company-specific information and making that information available on employee desktops throughout the enterprise. The Company is in the development stage.

     On June 30, 1998, the Company merged with Concur Technologies, Inc. ("Concur"). The merger resulted in all shares of the Company's outstanding capital stock and all stock options being converted into Concur common stock and stock options, respectively.

UNAUDITED INTERIM FINANCIAL INFORMATION


     The financial information for the six months ended June 30, 1998 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for that period. Operating results for the six months ended June 30, 1998 are not necessarily indicative of results that may be expected for an entire year.


REVENUE RECOGNITION

     The Company generates revenues from performing computer programming consulting. Revenue is recognized by the Company based upon hours of consulting performed and billable, in accordance with the related consulting agreement.

CASH EQUIVALENTS

     All short-term investments with maturities of three months or less at date of purchase are considered to be cash equivalents.

DEVELOPMENT COSTS

     All software development costs are expensed until technological feasibility has been established. No software development costs were capitalized during the period ended December 31, 1997 or June 30, 1998.

ADVERTISING AND MARKETING COSTS

     Costs of marketing materials and advertising expenditures are charged to operations when the materials are used or the advertising is first released. Advertising costs were $5,000 for the period ended December 31, 1997 and $17,000 for the six months ended June 30, 1998.

FEDERAL INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, deferred tax assets and liabilities are recorded using the liability method, which recognizes the effect of temporary differences between the reporting of revenues and expenses for financial statement and income tax return purposes. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

                                7SOFTWARE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
      FOR THE PERIOD MAY 30, 1997 (DATE OF INCORPORATION) TO JUNE 30, 1998
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recorded when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results could materially differ from these estimates.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and is depreciated on the straight-line method over the estimated useful lives of the assets, ranging from two to four years.

 2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following: (in thousands)

                                              DECEMBER 31,     JUNE 30,
                                                  1997           1998
                                              ------------    -----------
                                                              (UNAUDITED)
Computer equipment..........................      $20             $20
Furniture, fixtures, and equipment..........        2              12
                                                  ---             ---
                                                   22              32
Accumulated depreciation....................       (1)             (4)
                                                  ---             ---
                                                  $21             $28
                                                  ===             ===

 3. CONVERTIBLE NOTES

     On November 30, 1997, the Company entered into an agreement to receive $75,000 in consideration of a non-interest bearing convertible note. The terms of this agreement were such that the entire balance of the note was convertible into securities sold in the Company's first stock financing with outside investors after the date thereof. Additionally, the agreement provided that the note holder would receive warrants to purchase common stock if and when the Company received additional equity financing. The Company received $25,000 of the $75,000 note in December 1997 and the remaining balance during the first quarter of 1998. On January 1, 1998, the Company entered into another agreement and received $25,000 in consideration of a non-interest bearing convertible note with similar terms to those as described above. On June 9, 1998, the note holders and the Company agreed to convert the notes in exchange for the issuance of 69,662 shares of common stock. As a result of this transaction, the note holders' rights to the warrants were cancelled.

                                7SOFTWARE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
      FOR THE PERIOD MAY 30, 1997 (DATE OF INCORPORATION) TO JUNE 30, 1998
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

 4. SHAREHOLDERS' EQUITY

     On June 6, 1997, the Company issued 2,000,000 shares of common stock to the founders of the Company. The shares were issued for $20,000 of consideration, which included cash, furniture and equipment, and services rendered since the incorporation of the Company.

     On June 9, 1998, the Company issued 69,662 shares of common stock to certain note holders in exchange for the cancellation of the convertible notes and the obligations of issuing warrants as discussed in Note 3.

     Between January 1, 1998 and June 10, 1998, the Company issued 12,632 shares of common stock. The shares were issued for approximately $1,000 in cash and services rendered during this period.

 5. STOCK OPTION PLAN

     The Company's 1997 Stock Option Plan authorizes the grant of options to employees, directors, and eligible participants for up to 500,000 shares of the Company's common stock. The term of options granted to certain significant stockholders cannot exceed five years while the term of all other options cannot exceed ten years. The options vest over periods defined in each option agreement as determined at the discretion of the Company's Board of Directors. Stock options that qualify as incentive stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Board of Directors, which may not be less than 85% of the fair market value of the stock at the date of grant. No options had been granted under the plan as of December 31, 1997. For the period May 30, 1997 to June 30, 1998, the Company issued 364,000 options to purchase common stock at $0.01 per share resulting in deferred stock compensation of approximately $91,000 which is being amortized over the vesting period of the options of generally four years. Stock compensation expense was $83,000 for the six months ended June 30, 1998.

 6. INCOME TAXES

     Temporary differences between the book and tax basis of assets and liabilities to December 31, 1997 were insignificant; therefore no deferred taxes were provided. Significant components of the Company's deferred tax assets were as follows:

                                                        DECEMBER 31,    JUNE 30,
                                                            1997          1998
                                                        ------------   -----------
                                                                       (UNAUDITED)
Deferred tax asset relating to net operating loss           $ --          $ 52
  credit carry-forward................................
Valuation allowance...................................        --           (52)
                                                            ----          ----
                                                            $ --          $ --
                                                            ====          ====

     Since the Company was acquired by Concur on June 30, 1998 it will not utilize its deferred tax assets; therefore, a valuation allowance for the full amount of all deferred tax assets has been provided.

 7. COMMITMENTS

     The Company leased its facility under an operating lease that expired on June 30, 1998. Total rental expense for the period ended December 31, 1997 and June 30, 1998 were $4,000 and $24,000, respectively.

 8. SALES TO MAJOR CUSTOMERS

     All revenues recognized by the Company for the period ended December 31, 1997 were received from SAP Technology for computer programming consulting. For the six months ended June 30, 1998, all revenues were received for sales and services provided to two customers.

                           CONCUR TECHNOLOGIES, INC.
                    (FORMERLY PORTABLE SOFTWARE CORPORATION)

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


     The following financial statements present the Concur Technologies, Inc. ("Concur," formerly Portable Software Corporation) Pro Forma Consolidated Statements of Operations for the year ended September 30, 1998.



     The Company's acquisition of 7Software, Inc. ("7Software") has been accounted for under the "purchase" method of accounting, which requires the purchase price to be allocated to the acquired assets and liabilities of 7Software on the basis of their estimated fair values as of the date of acquisition. The following pro forma consolidated statements of operations for the year ended September 30, 1998 give effect to the acquisition of 7Software as if it occurred on October 1, 1997, and include adjustments directly attributable to the acquisition of 7Software and expected to have a continuing impact on the combined company (collectively, the "Pro Forma Financial Statements"). As the Pro Forma Financial Statements have been prepared based on estimated fair values, amounts actually recorded may change upon determination of the total purchase price (which may change based on future performance) and additional analysis of individual assets and liabilities assumed.



     The pro forma information is based on historical financial statements. The pro forma results of operations for the year ended September 30, 1998 includes the results of operations of 7Software from May 30, 1997 (Date of Incorporation) to June 30, 1998. The assumptions give effect to the business combination with 7Software under the purchase method of accounting. The information has been prepared in accordance with the rules and regulations of the Commission and is provided for comparative purposes only. The pro forma information does not purport to be indicative of the results that actually would have occurred had the combination been effected at the beginning of the periods presented.

                           CONCUR TECHNOLOGIES, INC.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1998

                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                        PURCHASE       PRO FORMA
                                            CONCUR       7SOFTWARE     ADJUSTMENTS    CONSOLIDATED
                                          -----------    ----------    -----------    ------------
Total revenues, net.....................  $    17,159    $      197      $    --      $    17,356
Cost of revenues........................        6,242            30          174            6,446
                                          -----------    ----------      -------      -----------
Gross profit............................       10,917           167         (174)          10,910

Sales and marketing.....................       12,353           162           33           12,548
Research and development................        6,434           243           33            6,710
General and administrative..............        4,687            --           --            4,687
Acquired in-process technology..........        5,203            --       (5,203)              --
                                          -----------    ----------      -------      -----------
          Total operating expense.......       28,677           405       (5,137)          23,945
                                          -----------    ----------      -------      -----------
Loss from operations....................      (17,760)         (238)       4,963          (13,035)
Other expense...........................         (314)           (1)          --             (315)
                                          -----------    ----------      -------      -----------
          Net loss......................  $   (18,074)   $     (239)     $ 4,963      $   (13,350)
                                          ===========    ==========      =======      ===========
Pro forma net loss per share............        (1.58)                                $     (1.14)
                                          ===========                                 ===========
Weighted average shares used in
  computation of basic and diluted net
  loss per share........................       11,419                                      11,675
                                          ===========                                 ===========


                            See accompanying notes.

                           CONCUR TECHNOLOGIES, INC.

                               NOTES TO PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS

 1. BASIS OF PRESENTATION

     On June 30, 1998, the Company acquired 7Software, Inc. ("7Software"). 7Software was incorporated in May 1997 and focused on the development and licensing of Internet-based procurement solutions that bring purchasing to the desktops of employees of large corporations. Concurrent with this transaction, 7Software was merged into the Company.


     The unaudited pro forma information presented is not necessarily indicative of future consolidated results of operations of Concur or the consolidated results of operations that would have resulted had the acquisition taken place on October 1, 1997. The unaudited pro forma consolidated statements of operations for the years ended September 30, 1997 and 1998 reflect the effects of the acquisition, assuming the related events occurred as of October 1, 1997 for the purposes of the unaudited pro forma consolidated statements of operations.


 2. UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL ADJUSTMENTS


     The unaudited pro forma consolidated financial statements reflect the conversion of all the outstanding shares of 7Software common stock into 708,918 shares and stock options to purchase 123,921 shares of Concur common stock pursuant to the acquisition. This consideration resulted in a total purchase price of $6.2 million (including acquisition expenses).



     The allocation of the purchase price resulted in intangible assets, primarily capitalized technology and the value of an acquired workforce, of $960,000 which are being amortized on a straight line basis over three years. In-process research and development acquired and valued using the income approach in the amount of $5,203,000 was charged to expense. In-process research and development charges have not been reflected in the pro forma consolidated financial statements of operations for the year ended September 30, 1998 as they are considered a nonrecurring charge.


 3. UNAUDITED PRO FORMA CONSOLIDATED NET LOSS PER SHARE


     The net loss per share and shares used in computing the net loss per share for the year ended September 30, 1998 is based upon the historical weighted average common shares outstanding adjusted to reflect the issuance, as of October 1, 1997 of approximately 708,918 shares and stock options to purchase 123,921 shares of Concur common stock as described in Note 2 to these Notes to Unaudited Pro Forma Consolidated Financial Statements. Options to purchase approximately 364,000 shares of 7Software common stock were assumed by Concur pursuant to the acquisition and converted into options to purchase approximately 123,921 shares of Concur common stock. The Concur common stock issuable upon the exercise of the stock options have been excluded as the effect would be antidilutive. In addition to the shares used in computing the net income (loss) per share above, pro forma basic and diluted net loss per share is calculated using the weighted average convertible and redeemable preferred stock outstanding as if such shares were converted to common stock at the time of issuance.



     On August 21, 1998, Concur's Board of Directors authorized a reverse stock split. The split ratio of 1-to-2.5 was determined on November 16, 1998. Share and per share data included in these pro forma statements have been retroactively restated to reflect the reverse stock split.


 4. PURCHASE ADJUSTMENTS

     Pro forma adjustments have been prepared to reflect the elimination of the non-recurring one-time charge for acquired in-process technology and to reflect the amortization of capitalized technology and other intangible assets.

                            DESCRIPTION OF GRAPHICS


                               INSIDE FRONT COVER
Graphic:
Concur logo. A large Concur logo without the words "Concur-TM TECHNOLOGIES" and without the box in the center of the circle, which is replaced by the text below.

Text:
Concur Technologies is a leading provider of Web-based employee-facing applications.

Envision a workplace where manual, paper-based processes are not only automated throughout the enterprise, but also extend to partners, vendors and service providers. Concur Technologies provides travel and entertainment expense management and front-office procurement solutions that enable organizations to work more efficiently and increase employee productivity. The Company leverages Intranet technology to deploy such applications quickly and on an enterprise-wide basis, and plans to leverage the public Internet infrastructure to offer its solutions to a broad range of businesses as an Enterprise Service Provider.

Concur Technologies' mission is to be the leading Web-based integrated solution provider of employee-facing business applications throughout the extended enterprise.

                                    GATEFOLD

Graphic:
Box divided into 5 vertical sections. The top of the first is the Concur logo. The next four are headed by "Preparation," "Approval," "Processing" and "Data Analysis and Reporting," respectively. There are pictures of eight screen shots showing various stages of the software. The top four screen shots deal with XMS and the bottom four deal with CompanyStore.

Text:
Under Concur logo:

Concur products automate the preparation, approval, processing and data analysis of travel and entertainment (T & E) expense reports and front-office procurement requisitions. By automating manual paper-based processes, costs are reduced and customers are enabled to collect and analyze data to consolidate purchases with preferred vendors and to negotiate vendor discounts.

Under "Preparation":

[XMS logo]

Expense Reports are easily prepared using a checkbook-style user interface and are prepopulated with corporate charge card data.

[CompanyStore logo]

Using CompanyStore's simple user interface, orders are placed on-line through a customized electronic catalog.

Under "Approval":

XMS allows the enterprise to determine the approval process and automatically flags those reports that are not in compliance.

CompanyStore allows the enterprise to determine how the requisitions should be processed.

Under "Processing":

XMS integrates with existing IT infrastructure and ERP applications and has features such as electronic flagging of non-compliant expenses that greatly reduce the time and cost of processing expense reports.

CompanyStore saves time by integrating with the enterprise's ERP system, allowing orders to be entered into the purchasing system automatically and then forwarded electronically to the vendor.

Under "Data Analysis and Reporting":

Provides access to expense trends and data, allowing consolidation of vendors and negotiation of vendor discounts.

Better data allows managers to determine how best to control costs, negotiate more favorable supplier arrangements and consolidate vendors.

This graphic depicts the interconnection of various systems. A box with three divisions, captioned "Concur Applications," is on the top. The three divisions are the XMS logo, the CompanyStore logo and "Future Applications" in text. A box with eight divisions, captioned "Concur Technology Platform," is below the "Concur Applications" box. The eight divisions are "Prepopulation," "Workflow/Routing," "Business Intelligence," "Security," "Messaging," "Business Rules," "User Management," and "Database," as text. A box with five divisions, captioned "ERP Platforms," is below the "Concur Technology Platform" box. The five divisions are "SAP," "Oracle," "PeopleSoft," "Others" and "Legacy Systems" as text. A box with four divisions, captioned "E-Commerce," is to the right of the other three boxes. The three divisions are "Travel Services," "Corporate Charge Card Suppliers," "Vendors & Suppliers" and "Financial Institutions" as text. "Concur Technology Platform" and "Concur Applications" have three double-ended arrows pointing to each other. "Concur Technology Platform" and "E-Commerce" have a double-ended arrow pointing to each other. "Concur Technology Platform" and "ERP Platforms" have five double-ended arrows pointing to each other.


                               INSIDE BACK COVER

Graphic: Two screen shots, one of a CompanyStore page, and the other of an XMS page with the CompanyStore and XMS logos. A large Concur logo without the words "Concur-TM TECHNOLOGIES" and without the box in the center of the circle.

Text:
CompanyStore-TM is an Intranet application designed to support procurement of front-office goods and services.

The Xpense Management Solution-TM is a proven travel expense automation product that has been licensed to more than 150 companies for use by over 800,000 employees around the world.


                                   BACK COVER
Graphic:
Concur logo with shadow.  Dark background.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be paid by the Company in connection with the sale of shares of Common Stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.


Securities and Exchange Commission registration fee.........  $ 12,027
NASD filing fee.............................................     4,200
Nasdaq National Market filing fee...........................    90,000
Accounting fees and expenses................................   200,000
Legal fees and expenses.....................................   400,000
Printing and engraving expenses.............................   150,000
Road show expenses..........................................    30,000
Transfer agent and registrar fees and expenses..............     3,000
Custodian fees..............................................     3,600
Miscellaneous...............................................     7,173
                                                              --------
          Total.............................................  $900,000
                                                              ========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     As permitted by Section 145 of the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the DGCL, the Bylaws of the Company provide that: (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL (except if such person is seeking indemnity in connection with a proceeding (or part thereof) initiated by such person and not authorized by the Board of Directors); (ii) the Company may, in its discretion, indemnify other officers, employees and agents as set forth in the DGCL; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Company is required to advance expenses, as incurred, to its directors and executive officers to the fullest extent permitted by the DGCL in connection with a proceeding (except if the expenses incurred by such person are incurred because the Company is directly bringing a claim, in a proceeding, against such person, alleging that such person has breached his or her duty of loyalty to the Company, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction); (iv) the rights conferred in the Bylaws are not exclusive and the Company is authorized to enter into indemnity agreements with its directors, officers, employees and agents and (v) the Company may not retroactively amend the Bylaw provisions relating to indemnity.

     The Company's policy is to enter into Indemnity Agreements with each of its directors and executive officers. The Indemnity Agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Company, on account of their services as directors, officers, employees or agents of the Company or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at the request of the Company. The Company will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims (i) initiated by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the Board of Directors and successful proceedings brought to enforce a right to indemnification under the indemnity agreements; (ii) for any amounts paid in settlement of a proceeding unless the Company consents to such settlement; (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Company pursuant to the provisions of sec. 16(b) of the Securities Exchange Act of 1934 and related laws; (iv) on account of conduct by an indemnified party that is finally adjudged to have been in bad faith or conduct that the indemnified party did not reasonably believe to be in, or not opposed to, the best interests of the Company; (v) on account of any criminal action or proceeding arising out of conduct that the indemnified party had reasonable cause to believe was unlawful; or (vi) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The Indemnity Agreement requires a director or executive officer to reimburse the Company for expenses advanced only to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Bylaws, his or her indemnity agreement or otherwise to be indemnified for such expenses. The Indemnity Agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, Delaware law or otherwise.

     The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Company and its directors and executive officers, may be sufficiently broad to permit indemnification of the Company's directors and executive officers for liabilities arising under the Securities Act.

     As authorized by the Company's Bylaws, the Company, with approval by the Company's Board of Directors, has applied for, and expects to obtain, directors and officers liability insurance with a per claim and annual aggregate coverage limit of $5 million.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                          DOCUMENT                            EXHIBIT NUMBER
                          --------                            --------------
Underwriting Agreement......................................       1.01
Company's Certificate of Incorporation......................       3.01
Company's Bylaws............................................       3.04
Form of Indemnity Agreement.................................      10.06

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     The following table sets forth information regarding all securities of the Company sold by the Company from September 30, 1995 to October 31, 1998. The Company anticipates that it will effect a 1-for-2.5 reverse split of its Common Stock prior to the Offering; the numbers included in the following table reflect such reverse split. References to warrants below assume the full exercise of all warrants.



                                                                        NUMBER         AGGREGATE         FORM OF
CLASS OF PURCHASERS      DATE OF SALE        TITLE OF SECURITIES     OF SECURITIES   PURCHASE PRICE   CONSIDERATION
--------------------   -----------------   -----------------------   -------------   --------------   -------------
1 investor             May 15, 1996        Warrants to purchase               --      $        --               --(1)
                                           28,125 shares of Series
                                           C Preferred Stock
10 investors           July 10, 1996       Series C Preferred          3,750,000        7,500,000             Cash
                                           Stock
2 investors            December 31, 1996   Series C Preferred            134,920          269,697               --(2)
                                           Stock
1 investor             July 22, 1997       Warrants to purchase               --               --               --(3)
                                           67,815 shares of Series
                                           D Preferred Stock
10 investors           July 23, 1997       Series D Preferred          1,275,338        4,655,001             Cash
                                           Stock
1 investor             September 3, 1997   Warrants to purchase               --               --               --(4)
                                           14,000 shares of Series
                                           D Preferred Stock
1 investor             April 28, 1998      Warrants to purchase               --               --               --(5)
                                           13,187 shares of Series
                                           E Preferred Stock
1 investor             May 8, 1998         Warrants to purchase               --               --               --(6)
                                           56,451 shares of Series
                                           E Preferred Stock
8 shareholders         June 30, 1998       Common Stock                  708,918               --     Exchange for(7)
                                                                                                      Common Stock
                                                                                                      of 7Software
                                                                                                       Corporation
25 investors           June 30, 1998 and   Series E Preferred          1,648,660       12,777,196             Cash
                       August 11, 1998     Stock
1 investor             August 11, 1998     Warrant to purchase                --               --               --(8)
                                           2,400,000 shares of
                                           Series E Preferred
                                           Stock
Officers, directors,   September 30,       Exercise of Options to        111,023      $    14,455             Cash(9)
employees and other    1995 to October     purchase Common Stock
eligible               31, 1998
participants


---------------

 * As part of the reincorporation of the Company into Delaware, the Company will exchange 3,099,959 shares of its Common Stock, 10,213,553 shares of its redeemable convertible preferred stock and warrants to purchase 2,329,578 shares of its redeemable convertible preferred stock for 3,099,959 shares of Common Stock, 10,213,553 shares of redeemable convertible preferred stock and warrants to purchase 2,329,578 shares of redeemable convertible preferred stock, respectively.


(1) Issued to Imperial Bank as additional consideration for a bank line of credit.


(2) In connection with the cancellation of previous indebtedness, 70,390 shares of Series C Preferred Stock were issued to Michael W. Hilton and 64,530 shares of Series C Preferred Stock were issued to S. Steven Singh.


(3) Issued to Comdisco, Inc. as additional consideration for a promissory note and an equipment lease.

(4) Issued to Imperial Bank as additional consideration for a bank line of credit and other financing.

(5) Issued to Imperial Bank as additional consideration for additional financing.

(6) Issued to Comdisco, Inc. as additional consideration for a promissory note.


(7) In connection with the Company's acquisition of 7Software, the Company exchanged 708,918 shares of Common Stock for 7Software's Common Stock.

(8) Issued to TRS in connection with TRS's purchase of Series E Preferred Stock. See "Certain Transactions."

(9) With respect to the grant of stock options, exemption from registration under the Securities Act was unnecessary in that none of such transactions involved a "sale" of securities as such term is used in Section 2(3) of the Securities Act.

     All sales of Common Stock made pursuant to the exercise of stock options granted under the stock option plans of the Company or its predecessors were made pursuant to the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act.

     All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. The securities were sold to a limited number of people with no general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment and who represented to the issuer that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:


EXHIBIT
NUMBER                               EXHIBIT TITLE
-------                              -------------
 1.01    --   Form of Underwriting Agreement.
 2.01    --   Form of Agreement and Plan of Merger between Company and
              Concur Technologies, Inc., a Washington corporation.*
 2.02    --   Agreement and Plan of Reorganization between Company, PSC
              Merger Corp., 7Software, Inc., Andrew Dent and Melissa
              Widner dated June 30, 1998.*
 3.01    --   Company's Certificate of Incorporation.*
 3.02    --   Company's Certificate of Designation.*
 3.03    --   Form of Company's Amended and Restated Certificate of
              Incorporation to be filed with the Delaware Secretary of
              State immediately following the Offering.*
 3.04    --   Company's Bylaws.*
 4.01    --   Specimen Certificate for Company's Common Stock.*
 4.02    --   Second Amended and Restated Information and Registration
              Rights Agreement dated May 29, 1998.*
 5.01    --   Opinion of Fenwick & West LLP regarding legality of the
              securities being issued.**
10.01    --   Company's Amended and Restated 1994 Stock Option Plan and
              related documents.*
10.02    --   Company's 1998 Equity Incentive Plan and related documents.*
10.03    --   Company's 1998 Employee Stock Purchase Plan and related
              documents.*
10.04    --   Company's 1998 Directors Stock Option Plan and related
              documents.*
10.05    --   Company's 401(k) Profit Sharing and Trust Plan.*
10.06    --   Form of Indemnity Agreement entered into by Company with
              each of its directors and executive officers.*
10.07    --   Series D Preferred Stock Purchase Agreement dated July 22,
              1997.*
10.08    --   Series E Preferred Stock Purchase Agreement dated May 29,
              1998.*
10.09    --   Strategic Marketing Alliance Agreement between Company and
              American Express Company dated December 17, 1997.*/***
10.10    --   Co-Branded XMS Service Marketing Agreement between Company and American Express Travel Related Services Company, Inc.
              ("TRS") dated August 11, 1998.*/***
10.11    --   Warrant to purchase shares of Company's Series E Preferred
              Stock issued by Company to TRS dated August 11, 1998.*

EXHIBIT
NUMBER                               EXHIBIT TITLE
-------                              -------------
10.12    --   Voting Agreement among Company and stockholders of Company identified therein dated May 29, 1998.*
10.13    --   Amendment Agreement among Company and stockholders of
              Company identified therein dated July 30, 1998.*
10.14    --   Facility Lease between Company and CarrAmerica Realty
              Corporation dated October 31, 1997, as amended on April 10,
              1998.*
10.15    --   Letter Agreement between Company and Sterling R. Wilson
              dated April 21, 1994.*
10.16    --   Letter Agreement between Company and Jon T. Matsuo dated
              June 20, 1994.*
10.17    --   Letter Agreement between Company and Frederick L. Ingham
              dated December 5, 1996.*
10.18    --   Letter Agreement between Company and John P. Russo, Jr.
              dated April 1, 1996.*
10.19    --   Standstill Agreement between Company and TRS dated August
              10, 1998.*
10.20    --   Security and Loan Agreement between Company and Imperial
              Bank dated September 3, 1997.
10.21    --   Addendum to Security and Loan Agreement between Company and
              Imperial Bank dated September 3, 1997.
10.22    --   Second Amendment to Loan Documents between Company and
              Imperial Bank dated April 28, 1998.
10.23    --   Bonus Agreement between Company and Melissa Widner and
              Andrew Dent dated June 30, 1998.
21.01    --   List of Company's subsidiaries.
23.01    --   Consent of Fenwick & West LLP (included in Exhibit 5.01).**
23.02    --   Consent of Ernst & Young LLP, Independent Auditors.
23.03    --   Consent of American Express Company.
23.04    --   Consent of Edward P. Gilligan.
23.05    --   Consent of Russ Fradin.
24.01    --   Power of Attorney*
27.01    --   Financial Data Schedule.*


---------------
  * Previously filed.


 ** To be filed by amendment.



*** Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Commission.


(b) The following financial statement schedule is filed herewith:


     Report of Ernst & Young, LLP, Independent Auditors, on Financial Statement Schedule.



     Schedule II -- Valuation and Qualifying Accounts

---------------


ITEM 17. UNDERTAKINGS.


     The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on the 18th day of November, 1998.


                                          CONCUR TECHNOLOGIES, INC.


                                          By:       /s/  S. STEVEN SINGH

                                            ------------------------------------
                                            S. Steven Singh
                                            President, Chief Executive Officer
                                              and Director

     Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----

                 /s/ S. STEVEN SINGH                   President, Chief Executive    November 18, 1998
-----------------------------------------------------  Officer and Director
                   S. Steven Singh                     (principal executive
                                                       officer)

               /s/ STERLING R. WILSON                  Chief Financial Officer and   November 18, 1998
-----------------------------------------------------  Vice President of Operations
                 Sterling R. Wilson                    (principal financial officer
                                                       and principal accounting
                                                       officer)

                /s/ MICHAEL W. HILTON                  Chairman of the Board of      November 18, 1998
-----------------------------------------------------  Directors and Chief
                  Michael W. Hilton                    Technical Officer

                  JEFFREY D. BRODY*                    Director                      November 18, 1998
-----------------------------------------------------
                  Jeffrey D. Brody

                NORMAN A. FOGELSONG*                   Director                      November 18, 1998
-----------------------------------------------------
                 Norman A. Fogelsong

                MICHAEL J. LEVINTHAL*                  Director                      November 18, 1998
-----------------------------------------------------
                Michael J. Levinthal

               JAMES D. ROBINSON III*                  Director                      November 18, 1998
-----------------------------------------------------
                James D. Robinson III


*By    /s/ STERLING R. WILSON

    --------------------------------
           Sterling R. Wilson
            Attorney-in-fact

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS ON


                          FINANCIAL STATEMENT SCHEDULE



     We have audited the consolidated balance sheets of Concur Technologies, Inc. as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 1998, and have issued our report thereon dated October 27, 1998 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          ERNST & YOUNG LLP



Seattle, Washington


October 27, 1998

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                           CONCUR TECHNOLOGIES, INC.
                               SEPTEMBER 30, 1998

                 COLUMN A                      COLUMN B             COLUMN C             COLUMN D        COLUMN E
                 --------                      --------             --------             --------        --------
                                                                   ADDITIONS
                                                            ------------------------
                                                                         CHARGED TO
                                              BALANCE OF    CHARGED TO      OTHER
                                             BEGINNING OF   COSTS AND    ACCOUNTS --   DEDUCTION --   BALANCE AT END
                DESCRIPTION                     PERIOD       EXPENSES     DESCRIBE       DESCRIBE       OF PERIOD
                -----------                  ------------   ----------   -----------   ------------   --------------
Year ended September 30, 1998:
  Deducted from asset accounts:
     Allowance for doubtful accounts.......    $170,000      $493,304     $     --       $116,703        $546,601
Year ended September 30, 1997:
  Deducted from asset accounts:
     Allowance for doubtful accounts.......     125,000        87,000           --         42,000         170,000
Year ended September 30, 1996:
  Deducted from asset accounts:
     Allowance for doubtful accounts.......      18,000       108,197           --          1,197         125,000
Year ended September 30, 1995:
  Deducted from asset accounts:
     Allowance for doubtful accounts.......    $     --      $ 25,000     $     --       $  7,000        $ 18,000
                                               ========      ========     ========       ========        ========

---------------
(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               EXHIBIT TITLE
-------                              -------------
 1.01    --   Form of Underwriting Agreement.
10.20    --   Security and Loan Agreement between Company and Imperial
              Bank dated September 3, 1997.
10.21    --   Addendum to Security and Loan Agreement between Company and
              Imperial Bank dated September 3, 1997.
10.22    --   Second Amendment to Loan Documents between Company and
              Imperial Bank dated April 28, 1998.
10.23    --   Bonus Agreement between Company and Melissa Widner and
              Andrew Dent dated June 30, 1998.
21.01    --   List of Company's subsidiaries.
23.02    --   Consent of Ernst & Young LLP, Independent Auditors.
23.03    --   Consent of American Express Company.
23.04    --   Consent of Edward P. Gilligan.
23.05    --   Consent of Russ Fradin.